922


06017337

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Origin Energy

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

FILE NO. 82- 34934

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: Dlw

DAT : 10/2/06





6-30-06

AR/S

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	25 August 2006
From	Bill Hundy	Pages	67
Subject	CONTACT ENERGY FULL-YEAR RESULTS		

Attached herewith are copies of announcements released to the New Zealand Stock Exchange by Contact Energy Limited in relation to its results for the year ended 30 June 2006.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


contact

25 August 2006

Flexible generation helps deliver secure supply; 14 per cent increase in earnings

The flexibility of Contact Energy's natural gas-fired power stations helped ensure a secure supply of electricity to New Zealand during an exceptionally dry year, and delivered a solid annual result for the company.

Contact Chief Executive, David Baldwin, said the company's gas-fired plant was able to increase generation by 41 per cent in order to cover a significant shortfall in available hydro generation; driven by the driest year in the South Island in 29 years, coupled with a cold winter.

Mr Baldwin said the company's generation assets helped deliver earnings before net interest, tax, depreciation, amortisation and financial instruments (EBITDAF) of $557.0 million for the 12 months to 30 June 2006, up 14 per cent on the 12 month period ending June 2005. EBITDAF is the closest indicator of the company's underlying financial performance.

Contact recorded a $280.9 million full year profit for the period, which included a one-off gain of $33.4 million from the sale of the company's stake in the Valley Power Peaking Plant in Australia, and an $8.7 million pre-tax gain in the change in fair value of financial instruments.

Adjusted for the Valley Power gain and the change in fair value of financial instruments, the result gives an underlying return on investors' equity of 9.5 per cent, or a return on assets of 5.3 per cent from an asset base of $4.580 billion.

Contact declared a fully imputed final dividend of 16 cents per share, payable on 21 September, taking total fully imputed dividends to 26 cents per share for the full financial year.

Mr Baldwin said the solid annual result highlighted the importance of gas-fired power stations in backing up New Zealand's hydro-based generation system, and ensuring a secure supply of electricity to New Zealand consumers, particularly during dry and cold years.

Contact's hydro generation for the 12 months ended 30 June 2006 was down 23 per cent on the previous year, while generation from the company's thermal plants, fired by flexible Maui 367 gas, increased to fill the gap and meet demand. As a result, Contact's total generation was up 10 per cent on the previous 12 months.

Mr Baldwin said low hydro storage levels were reflected in wholesale electricity prices 91 per cent higher than for the 12 months ended 30 June 2005. However, while Contact received higher than average wholesale prices for the electricity it generated, the company's retail business was negatively impacted by electricity purchase prices 100 per cent higher than in the 12 months ended 30 June 2005.

"Contact's 2006 annual result, and the market conditions over the 12 months ended 30 June 2006, also demonstrate the importance of the integrated generation and retail business model," he said.

"While this was a very good result for the company, 2006 was the last year during which the vast majority of our contracted gas position will be sourced from relatively cheap and flexible Maui gas. The new domestic gas supply environment is very different."

Mr Baldwin said Contact, with joint venture partner Genesis Energy, was continuing to develop a backstop option of importing liquefied natural gas (LNG), in case it might be required to bridge a possible future fuel shortfall. He said the two companies expected to announce a preferred site for a possible import terminal soon.

"LNG isn't anybody's preferred option, but it must be considered alongside all others," said Mr Baldwin. "If New Zealand was unable to source sufficient new natural gas, it is likely that future energy shortfalls would be met using coal, which produces more than twice the level of carbon dioxide emissions.

"It is a commercially prudent risk management strategy."

Over the 12 months ended 30 June 2006, Contact's thermal enhancement project increased generation capacity from the company's Otahuhu B combined cycle gas turbine plant by 15 megawatts, and from its Te Rapa cogeneration plant by 2.5 megawatts. This follows a 10 megawatt increase in capacity from Contact's Taranaki Combined Cycle plant in April 2005.

Contact also delivered 20 megawatts of geothermal heat through its completion of a direct heat project at Tenon's Taupo-based wood processing plant.

Contact is currently looking at building upon its established renewable generation base, which currently makes up half of the company's portfolio. The company is now actively investigating new generation options in geothermal, hydro and wind, as well as continuing to develop plans for additional combined cycle gas capacity.

Contact has recently signed a memorandum of understanding with the renewable energy group at Investec Bank (Australia) Ltd, the Australian arm of specialist international investment bank, Investec, in order to develop a number of wind generation options. Contact is also currently consulting around a planned 16 megawatt hydro scheme at Lake Hawea.

In addition, Contact is continuing to invest in its geothermal drilling programme at Taupo to secure fuel for current and future geothermal power stations.

Mr Baldwin noted that while the alliance with Investec, and other wind developers, establishes wind energy options for the company, Contact will continue to closely monitor the relative value of all new generation options.

Mr Baldwin said there was strong competition for customers in the electricity market and he was pleased that Contact had increased its electricity customer base from 514,000 when it was last reported as at 31 March 2006, to 515,000 at 30 June 2006.

On average, retail electricity tariffs increased by about four per cent.

Contact's gas customers decreased from 80,000 as at 31 March 2006, to 79,000 as at 30 June 2006, as the company continues to re-balance its portfolio to maximise the value of its remaining gas supplies.

Mr Baldwin said the electricity and gas markets in New Zealand continue to be dynamic. "It is important that the wider competitive and regulatory environments continue to support new investment," he said.

"While this is a solid result for last year, Contact now needs to face some challenging issues, particularly in the area of fuel costs, that are central to the underlying economic value of the business and which will require careful and strategic management into the medium term.

"Contact has a depth of management which positions the company well to deal with these challenges," said Mr Baldwin.

For more information:

Jonathan Hill
Corporate Communications
04 462 1285
021 440 090

Contact Energy Limited	
Results for announcement to the market	
Reporting Period	12 months to 30 June 2006
Previous Reporting Period	9 months to 30 June 2005

	Amount (000s)	Percentage change [1]
Revenue from ordinary activities	2,330,123	N/A
Profit from ordinary activities after tax attributable to security holder [2]	241,641	N/A
Net profit attributable to security holders	280,868	N/A

	Cents Per Share	
Earnings per share	48.71	N/A
Adjusted Earnings per share [3]	41.91	N/A

	30 June 2006	30 June 2005
Net tangible assets per security	$4.12	$3.82

Dividend	Amount per security	Imputed amount per security	Supplementary Dividend
FINAL	$0.16	$0.078806	$0.028235

Record Date	8 September 2006
Dividend Payment Date	21 September 2006

Comments:	1. Percentage changes have been excluded on the basis that they are not considered meaningful given the previous reporting period is only for a nine month period. 2. Profit from ordinary activities after tax attributable to security holder excludes Gain on disposal of Subsidiaries and Change in Fair Value of Financial Instruments. 3. Adjusted earnings per share excludes Gain on disposal of Subsidiaries and Change in Fair Value of Financial Instruments.

CONTACT ENERGY LIMITED
FULL YEAR PRELIMINARY ANNOUNCEMENT
For Year Ended 30 June 2006

1.1 Reporting Period

This preliminary full year announcement report is on the results for the year ended 30 June 2006. The previous corresponding reporting period is the nine-month period ended 30 June 2005.

The Financial Statements attached have been prepared in accordance with NZGAAP. They comply with the New Zealand Equivalent to International Financial Reporting Standards (NZIFRS), and other applicable Financial Reporting Standards, as appropriate for profit-orientated entities.

Comparatives have been restated to comply with NZIFRS.

1.3 (a) Statement of Financial Performance

Refer to Income Statement attached.

1.3 (b) Statement of Financial Position

Refer to Balance Sheet attached.
Significant classes of equity are disclosed in the table below.

GROUP	Share Capital $000	Foreign Currency Translation Reserve $000	Asset Revaluation Reserve $000	Cash Flow Hedge Reserve $000	Retained Earnings $000	Total $000
Balance as at 30 June 2005	780,037	1,099	1,547,641	-	51,811	2,380,588
Balance as at 30 June 2006	780,037	159	1,551,483	(5,337)	225,901	2,552,243

1.3 (c) Statement of Cash Flows

Refer to Statement of Cash Flows attached.

1.3 (d) Dividends

Refer to Main Table for details of fully imputed final dividend.

1.3 (e) Share Top Up Plan

Contact operates a Share Top Up Plan whereby shareholders holding 5,000 or fewer shares can elect to acquire existing shares on-market funded by their regular dividend payments. The Share Top Up Plan is not, in itself, a dividend or distribution.

The last date for receipt of election notices for participation in the Share Top Up Plan is 25 August 2006.

1.3 (f) Statement of Movements in Equity

Refer to Statement of Movements in Equity attached.

1.3 (g) Net Tangible Assets per security

Refer to Main Table.

1.3 (h) Control of Entities gained or lost during the year

Control gained: None

Control lost:
(i) Name — Contact Peaker (NZ) Limited
(ii) Date of loss of control — 17 October 2005
(iii) Contribution of Entity — Not material

1.3 (i) Associates

Name	2006 Holding	2005 Holding	2006 Equity Accounted Earnings $000	2005 Equity Accounted Earnings $000
Oakey Power Holdings PTY Limited	25%	25%	4,422	534

1.3 (j) Any other significant information

Comparatives are for the nine-month period ended 30 June 2005.
These are Contact's first financial statements reported under NZIFRS. The date of transition is 1 July 2005. Comparatives have been restated to comply with NZIFRS.

1.3 (k) Commentary on the results of the period

Refer to press release and Management Discussion & Analysis.

Details of basic and diluted EPS

Refer to Main Table for basic and adjusted earnings per share.

Segment Results

Refer to Management Discussion & Analysis for segment information.

1.3 (l) Audit

This report is based on audited financial statements. No qualifications have been made to the financial statements.

1.3 (m) Subsequent events

N/a

1.3 (n) Revaluation of assets

N/a

3.2 Critical accounting policies

Contact's critical accounting policies are listed below. Details of these accounting policies are included in Contact's 2006 Annual Report.

- Generation Plant and Equipment
- Goodwill
- Retail Revenue
- Restoration and Environmental Rehabilitation
- Financial Instruments

3.3 Changes in accounting policies

There have been no changes in accounting policies other than the addition of policies on 'Oil and Gas Exploration and Evaluation Expenditure' and 'Oil and Gas Assets'.

3.4 Audit report

Refer to Audit report attached.

3.5 Additional Interpretative Notes

This announcement is to be read in conjunction with the following attachments:

- Management Discussion & Analysis
- Income Statement
- Statement of Movements in Equity
- Balance Sheet
- Statement of Cash Flows
- Reconciliation of Profit for the Period to Cash Flows from Operating Activities
- Audit Report

CONTACT ENERGY LIMITED


contact

Management Discussion of Audited Consolidated Financial Results for the 12 months Ended 30 June 2006

Management Discussion of Audited Consolidated Financial Results for the 12 months Ended 30 June 2006

This result presents Contact's first audited annual result since the implementation of New Zealand Equivalents of International Financial Reporting Standards (NZIFRS). Contact implemented NZIFRS with effect from 1 July 2005. Contact's date of transition to NZIFRS was 1 October 2004 and therefore only a nine month comparative period (1 October 2004 to 30 June 2005) is retrospectively restated in the statutory financial statements in accordance with NZIFRS. While NZIFRS comparators for the entire 12-month period ended 30 June 2005 are not available, unaudited information has been provided for the 12-month period ended 30 June 2006 under previous NZGAAP. Key differences between previous NZGAAP and NZIFRS are highlighted where appropriate.

Financial Review

Contact has achieved Earnings before Net Interest, Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) for the 12-month period ended 30 June 2006 of $557.0 million, compared with $489.3 million for the 12-month period ended 30 June 2005. This represents an increase of 14 per cent.

The two main operating factors, which underpinned this financial performance, are:

- Higher wholesale electricity revenue driven by increased thermal generation levels and higher than average wholesale prices. The higher prices were primarily due to low levels of hydro inflows through much of the 12-month period ended 30 June 2006, as compared to the corresponding period in 2005. South Island inflows during the 12 months to 30 June 2006 were the lowest recorded in the last 29 years.
- A continued contribution from retail electricity and gas tariff increases, which reflects increases in wholesale energy costs in New Zealand. This longer-term upward shift in wholesale energy costs is primarily caused by increasing fuel costs.

Profit for the 12-month period ended 30 June 2006 was $280.9 million; a 55 per cent increase on the result for the 12 months ended 30 June 2005. This included a one-off gain of $33.4 million from the sale of Contact's stake in the Valley Power Peaking Plant in Australia, lower financing costs than in the previous comparable period, and a $8.7 million pre-tax positive change in the fair value of financial instruments as accounted for under NZIFRS. This last item is a non-cash item primarily fluctuating positively or negatively, as non-hedge accounted financial instruments are marked-to-market in prevailing market conditions.

Key Financial Information

$ millions	12 months ended 30 June 2006 NZIFRS	12 months ended 30 June 2005 Previous NZGAAP	Six months ended 30 June 2006 NZIFRS[7]	Six months ended 30 June 2005 Previous NZGAAP
Revenue	$2,330.1	$1,751.8	$1,205.8	$922.9
Operating Expenses[1]	($1,773.1)	($1,262.5)	($929.3)	($678.1)
EBITDAF	**$557.0**	**$489.3**	**$276.5**	**$244.8**
Depreciation	($133.2)	($124.3)	($65.5)	($63.5)
Amortisation[2]	-	($12.2)	-	($6.1)
Change in Fair Value of Financial Instruments[3]	$8.7	-	$3.9	-
Equity Accounted Earnings of Associate	$4.4	$1.6	$4.9	$0.7
Provisions	-	$5.1	-	$2.2
Gain on Disposal of Subsidiaries[4]	$33.4	-	-	-
Profit Before Net Finance Expense and Income Tax (EBIT)	**$470.3**	**$359.5**	**$219.8**	**$178.1**
Net Finance Expense	($67.6)	($80.7)	($29.6)	($39.4)
Income Tax Expense[5]	($121.8)	($97.2)	($55.9)	($41.8)
Profit for the Period	**$280.9**	**$181.6**	**$134.3**	**$96.9**
Shareholders' Equity[6]	$2,552.2	$3,034.9	$2,552.2	$3,034.9

1. Includes retail electricity purchases.
2. In accordance with NZIFRS, goodwill is no longer amortised, but is instead subject to an annual impairment test.
3. Represents net increase in the fair value of certain financial instruments accounted for in accordance with NZIFRS.
4. Disposal of Contact Peaker (NZ) Limited and its 100% owned subsidiary, Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40% of the generation plant from Valley Power Pty Limited and was a 40% partner in the ValCon Joint Venture that operated the generation plant.
5. Under previous NZGAAP, Contact did not recognise deferred tax and therefore income tax expense represented current tax payable only.
6. Changes due to IFRS resulted in a significant decrease in equity when compared with the treatment of equity under NZGAAP. Refer to Note 30 of the Financial Statements for the period ended 30 June 2006 for further information.
7. Interest income has been reclassified to Net Finance Expense (under NZIFRS) rather than being included within Revenue (under previous NZGAAP).

Segment Contributions

In accordance with NZIFRS, Contact is required to report segmental information. Contact's primary reporting format is business segments. As these segments are fully integrated within New Zealand, this disclosure does not attempt to present the segments as stand-alone entities.

Contact comprises the following two main business segments:

- Retail - encompassing any activity that is associated with Contact's supply of energy to end-use customers as well as related services.
- Wholesale - encompassing any activity that is associated with Contact's generation of electricity or steam, and Contact's sales to the wholesale electricity market.

Segment results (EBITDAF less Depreciation and Amortisation) include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Wholesale electricity purchase costs for the retail segment are based on spot prices prevailing in the New Zealand wholesale electricity market at the relevant time, and at the relevant grid exit purchase node. Similarly, the revenues received by the wholesale segment are determined by the spot prices received at the relevant grid injection points.

The cost of gas purchases across the portfolio is allocated between the segments in proportion to consumption. Gas transmission and distribution charges are allocated to the segments within which they are incurred.

Retail Segment

$ million	12 months ended 30 June 2006 NZIFRS	12 months ended 30 June 2005 Previous NZGAAP	Six months ended 30 June 2006 NZIFRS	Six months ended 30 June 2005 Previous NZGAAP
Retail electricity revenue	$1,080.4	$1,014.1	$529.5	$487.5
Gas revenue wholesale customers	$76.5	$42.7	$35.0	$15.2
Gas revenue retail customers	$107.8	$130.2	$43.1	$59.9
Other retail revenue	$6.9	$5.9	$3.5	$3.8
Total Retail Revenue	**$1,271.6**	**$1,192.9**	**$611.1**	**$566.4**
Retail electricity purchases	($778.9)	($384.6)	($423.5)	($248.8)
Electricity transmission and distribution costs	($375.6)	($365.1)	($181.3)	($175.1)
Gas purchase and transmission	($131.0)	($120.1)	($57.0)	($48.2)
Other operating expenses	($120.2)	($124.1)	($61.8)	($57.6)
Total Operating Expenses	**($1,405.7)**	**($993.9)**	**($723.6)**	**($529.7)**
EBITDAF	**($134.1)**	**$199.0**	**($112.5)**	**$36.7**
Depreciation	($7.6)	($8.6)	($0.2)	($2.9)
Amortisation[1]	-	($12.2)	-	($6.1)
Segment Result	**($141.7)**	**$178.2**	**($112.7)**	**$27.7**
Average electricity purchase price ($/MWh)	$100.81	$50.53	$112.88	$67.36
Retail electricity sales	7,361 GWh	7,213 GWh	3,568 GWh	3,418 GWh
Gas sales wholesale customers	13.8 PJ	8.5 PJ	6.1 PJ	3.3 PJ
Gas sales retail customers	7.0 PJ	9.5 PJ	2.4 PJ	4.1 PJ

1. In accordance with NZIFRS, goodwill is no longer amortised, but is instead subject to an annual impairment test.

The overall performance of the retail segment was negatively impacted by relatively high wholesale electricity prices during the 12 months. Retail electricity purchase costs were $778.9 million for the 12-month period ended 30 June 2006, 103 per cent higher than the $384.6 million incurred in the 12-month period ended 30 June 2005.

The average electricity purchase price was $100.81 per MWh for the 12-month period ended 30 June 2006. This was 100 per cent higher than the previous corresponding period, when the average electricity purchase price was $50.53 per MWh.

Electricity transmission and distribution charges for the 12 months to the end of June 2006 were $375.6 million, up three per cent from the corresponding period in 2005.

Partly offsetting these higher costs was an increase in average revenue per unit of electricity sold of four per cent across Contact's retail customer base for the 12-month period ended 30 June 2006, compared with the 12-month period ended 30 June 2005.

The number of retail electricity customers increased from 514,000 as at 31 March 2006, to 515,000 as at 30 June 2006.

Gas revenue from wholesale customers was $76.5 million for the 12-month period ended 30 June 2006, 79 per cent higher than for the 12-month period ended 30 June 2005. Increased revenue reflected the higher cost of gas, as well as a 63 per cent increase in wholesale gas sales. The increase in wholesale gas sales was primarily due to the expiry in June 2006 of a 12-month contract of approximately 7 PJ with a significant wholesale gas supply customer. This contract has not been renewed.

Gas revenue from retail customers reduced from $130.2 million for the 12-month period ended 30 June 2005, to $107.8 million for the year ended 2006. Gas customer numbers and volumes continue to reduce as Contact adjusts tariffs to reflect the rising opportunity cost of gas. Contact had 79,000 gas customers as at 30 June 2006 compared with 80,000 as at 31 March 2006.

Other operating expenses in the retail segment reduced from $124.1 million at 30 June 2005 to $120.2 million for the 12 months ended 30 June 2006.

Looking forward to the 12-month period ended 30 June 2007, the company will continue to consider the impact of competitive pressure on customer churn, particularly in light of higher input costs.

Wholesale Segment

$ million	12 months ended 30 June 2006 NZIFRS	12 months ended 30 June 2005 Previous NZGAAP	Six months ended 30 June 2006 NZIFRS	Six months ended 30 June 2005 Previous NZGAAP
Wholesale electricity revenue	$1,046.2	$544.5	$590.3	$352.1
Steam sales	$9.0	$8.4	$3.9	$3.5
Other wholesale revenue	$2.0	$3.6	$1.5	$1.3
Total Wholesale Revenue	**$1,057.2**	**$556.5**	**$595.7**	**$356.9**
Electricity transmission and distribution	($35.2)	($26.4)	($21.9)	($13.6)
Gas purchase and transmission	($223.4)	($139.9)	($125.2)	($81.3)
Other operating expenses	($108.8)	($102.2)	($60.0)	($53.7)
Total Operating Expenses	**($367.4)**	**($268.5)**	**($207.1)**	**($148.6)**
EBITDAF	**$689.8**	**$288.0**	**$388.6**	**$208.3**
Depreciation	($116.7)	($109.4)	($56.3)	($54.3)
Segment Result	**$573.1**	**$178.6**	**$332.3**	**$154.0**
Average Wholesale Electricity Price ($/MWh)[1]	$92.84	$48.58	$103.33	$63.05
Gas used in internal generation	54.0 PJ	38.9 PJ	27.7 PJ	22.4 PJ
Thermal generation	6,649 GWh	4,702 GWh	3,467 GWh	2,692 GWh
Geothermal generation	1,820 GWh	1,765 GWh	901 GWh	867 GWh
Hydro generation	3,065 GWh	3,982 GWh	1,575 GWh	1,863 GWh
Total generation	11,534 GWh	10,449 GWh	5,943 GWh	5,422 GWh

[1] This price excludes contracts for difference.

Low levels of hydro inflows resulted in higher wholesale electricity prices during the 12 months ended 30 June 2006. The average price received by Contact for its generation was $92.84/MWh for the 12-month period ended 30 June 2006, compared with $48.58/MWh for the 12-month period ended 30 June 2005.

These wholesale market conditions – driven by low hydro inflows and storage – reinforced the importance of Contact's thermal and geothermal generation assets in such conditions. Contact's total generation was 11,534 GWh for the 12-month period ended 30 June 2006, up 10 per cent on the same period last year. Thermal generation for the 12-month period ended 30 June 2006 was 6,649 GWh, up 41 per cent from 4,702 GWh in the previous corresponding period. This increased thermal generation more than offset the reduction in hydro inflows and generation over the 12-month period.

Hydro generation was 3,065 GWh for the 12-month period ended June 2006, down 23 per cent on the 12-month period ended 30 June 2005.

Production from Contact's geothermal assets was 1,820 GWh for the 12 months to the end of June 2006, up three per cent on the previous corresponding year. Increased production from the Wairakei Binary plant offset reduced production due to declining steam pressure at other geothermal stations in the early half of the year. This decline was mitigated in the second half of the financial year through Contact's steam-winning, drilling and field development programme.

The overall increase in generation resulted in Contact's overall hedge level (retail electricity sales and hedge contracts as a proportion of total actual generation) for the 12-month period ended 30 June 2006 averaging 83 per cent, compared with 90 per cent for the corresponding 12-month period in 2005.

High levels of thermal generation lifted Contact's internal use of gas for electricity generation to 54.0PJ for the 12-month period ended 30 June 2006, compared with 38.9PJ for the 12-month period ended 30 June 2005. In addition to utilising Maui gas entitlements for the additional generation, gas was also acquired through Contact exercising its rights of first refusal (ROFR) under agreements with the Maui Mining Companies for use at the New Plymouth power station during periods of relatively low hydro inflows and storage. The ROFR arrangements give Contact a right of first refusal to any additional gas that the Maui Mining Companies may wish to sell over and above commitments to the Crown and Methanex. These purchases were made at prices that are significantly higher than the levels prevailing in Contact's legacy Maui contracts.

The increased volume of gas and Contact's use of ROFR gas resulted in higher gas costs (including transmission) of $223.4 million for the 12 months period to 30 June 2006, compared with $139.9 million for the previous corresponding period.

During the 12-month period ended 30 June 2006, Contact experienced higher average gas costs than prior periods. These higher costs resulted from Contact exercising its rights of first refusal (ROFR) under agreements with the Maui Mining Companies to acquire additional gas.

In March 2006, Maui Development Limited (on behalf of the Maui Mining Companies) advised that the further ROFR gas available for sale was assessed to be in excess of 200 PJ. The company is currently in discussions with the Maui Mining Companies potentially to purchase additional ROFR gas from the field on commercial terms.

A seismic survey of Contact's offshore Taranaki exploration permit, PEP38943, was completed in early 2006. Evaluation of that data has largely been completed. Contact has received a three-month extension to the drill commit date on its exploration permit from Crown Minerals, while it continues to evaluate the seismic interpretation and potential partnership arrangements with other companies.

Other Operating Expense

Other operating expenses for the 12-month period ended 30 June 2006 were $215.4 million. Included in these expenses were $8.7 million of project costs related to the proposed merger between Contact Energy and Origin

Energy. This compares to the 12-month period ended 30 June 2005 when other operating expenses were $210.8 million.

Taxation Expense

Tax expense for the 12-month period ended 30 June 2006 was $121.8 million, up 25 per cent from $97.2 million for the previous corresponding period.

The effective tax rate for the 12 months ended 30 June 2006 was 30 per cent. The difference between the effective income tax rate and the statutory rate is principally due to the non-taxable gain on disposal of subsidiaries.

The effective tax rate for the 12 months ended 30 June 2005 was 35 per cent. Under previous NZGAAP, tax expenses did not recognise deferred tax. Therefore income tax expense for the 12 months ended 30 June 2005, under previous NZGAAP, represented current tax payable only.

With the adoption of NZIFRS, the calculation basis for income tax expenses has changed. Looking forward, it is expected that Contact's expected effective tax rate reflected in the income statement is likely to be between 33 per cent and 34 per cent.

Disposal of Subsidiaries

On 17 October 2005, Contact disposed of its entire interest in Contact Peaker (NZ) Limited and its 100 per cent owned subsidiary, Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40 per cent of the generation plant from Valley Power Pty Limited and was a 40 per cent partner in the ValCon Joint Venture that operated the generation plant.

Sales proceeds of $70.5 million were received from the disposal. The disposal gave rise to a net gain on disposal of $33.4 million. The net assets disposed of were $37.4 million, which included $8.2 million for the fair value of a derivative instrument, net of deferred tax. Further detail will be provided in Note 19 of the Financial Statements for the 12 months ended 30 June 2006.

Funding and Capital Management

Contact's level of net debt[1] has fallen from $1,037.4 million as at 30 June 2005 to $763.8 million as at 30 June 2006. This reduction in net debt of $273.6 million was primarily due to an increase in Contact's net short-term deposits as the company received cash in excess of that required to satisfy capital commitments.

Total capital expenditure was $139.6 million for the 12 months ended 30 June 2006. Of this, $73.4 million related to business-as-usual capital expenditure, with the remainder applied principally to geothermal development options.

[1] Calculated as the sum of NZ$ equivalent current and non-current borrowings, finance lease liability and bank overdraft less short-term deposits.

Commitments

Total capital and investment commitments at 30 June 2006 are $154.4 million compared with $181.7 million at 30 June 2005.

Dividend declaration

The Board has resolved to pay a 16 cents per share fully imputed final dividend for the 12 months ended 30 June 2006. This dividend will be paid on 21 September 2006.

Approved for release by the Board of Contact Energy Limited
24 August 2006

INCOME STATEMENT

CONTACT ENERGY LIMITED AND SUBSIDIARIES

FOR THE YEAR ENDED 30 JUNE 2006	GROUP 12 MONTHS ENDED 30 JUNE 2006 $000	GROUP 9 MONTHS ENDED 30 JUNE 2005 $000	PARENT 12 MONTHS ENDED 30 JUNE 2006 $000	PARENT 9 MONTHS ENDED 30 JUNE 2005 $000
Operating Revenue				
Wholesale Electricity Revenue	1,046,233	459,833	1,042,642	451,609
Retail Electricity Revenue	1,080,445	728,387	816,995	528,245
Gas Revenue	184,320	116,725	267,793	176,781
Steam Sales	9,017	6,500	9,017	6,500
Other Revenue	10,108	7,706	31,718	15,458
	2,330,123	1,319,151	2,168,165	1,178,593
Operating Expenses				
Retail Electricity Purchases	(778,905)	(320,886)	(629,042)	(243,749)
Electricity Transmission and Distribution	(424,367)	(289,275)	(322,562)	(216,409)
Gas Purchases and Transmission	(354,483)	(190,415)	(437,630)	(249,658)
Labour Costs	(59,866)	(43,084)	(59,193)	(41,836)
Other Operating Expenses	(155,526)	(108,649)	(139,432)	(222,539)
	(1,773,167)	(952,309)	(1,587,859)	(974,191)
Earnings Before Net Interest Expense, Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF)	556,956	366,842	580,306	204,402
Depreciation	(133,229)	(94,304)	(132,316)	(91,871)
Change in Fair Value of Financial Instruments	8,699	-	9,016	-
Equity Accounted Earnings of Associate	4,422	534	-	-
Gain on Disposal of Subsidiaries	33,399	-	32,894	-
	(86,709)	(93,770)	(90,406)	(91,871)
Profit Before Net Finance Expense and Income Tax	470,247	273,072	489,900	112,531
Finance Expense	(82,877)	(63,864)	(82,036)	(61,831)
Interest Income	15,315	4,380	15,961	7,679
Net Finance Expense	(67,562)	(59,484)	(66,075)	(54,152)
Profit Before Income Tax	402,685	213,588	423,825 #	58,379
Income Tax Expense	(121,817)	(65,793)	(127,587)	(9,404)
Profit for the Period	280,868	147,795	296,238	48,975
Adjusted Earnings Per Share (Cents) [1]	41.91	25.63	44.62	8.49
Earnings Per Share (Cents)	48.71	25.63	51.37	8.49

[1] *Adjusted Earnings Per Share excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments.*

The notes to these Condensed Financial Statements form an integral part of these financial statements and are included in the Annual Report for the year ended 30 June 2006.

STATEMENT OF MOVEMENTS IN EQUITY

CONTACT ENERGY LIMITED AND SUBSIDIARIES

FOR THE YEAR ENDED 30 JUNE 2006

	GROUP 12 MONTHS ENDED 30 JUNE 2006 $000	GROUP 9 MONTHS ENDED 30 JUNE 2005 $000	PARENT 12 MONTHS ENDED 30 JUNE 2006 $000	PARENT 9 MONTHS ENDED 30 JUNE 2005 $000
Profit for the Period	280,868	147,795	296,238	48,975
Movement in Foreign Currency Translation Reserve	(940)	1,099	-	-
Movement in Asset Revaluation Reserve	3,842	-	3,842	(193,414)
Movement in Cash Flow Hedge Reserve	12,700	-	12,700	-
Movement in Deferred Tax Liability attributable to Equity	-	57,966	-	57,966
Total Recognised Revenues and Expenses	296,470	206,860	312,780	(86,473)
Ordinary Dividends Paid	(115,326)	(92,262)	(115,326)	(92,262)
Movements in Equity for the Period	181,144	114,598	197,454	(178,735)
Equity at Start of the Period	2,380,588	2,265,990	2,359,320	2,538,055
Application of NZ IAS 39 - Financial Instruments	(9,489)	-	(17,983)	-
Restated Equity at Start of the Period	2,371,099	2,265,990	2,341,337	2,538,055
Equity at End of the Period	2,552,243	2,380,588	2,538,791	2,359,320

The notes to these Condensed Financial Statements form an integral part of these financial statements and are included in the Annual Report for the year ended 30 June 2006.

BALANCE SHEET

CONTACT ENERGY LIMITED AND SUBSIDIARIES

AS AT 30 JUNE 2006	GROUP 30 JUNE 2006 $000	GROUP 30 JUNE 2005 $000	PARENT 30 JUNE 2006 $000	PARENT 30 JUNE 2005 $000
SHAREHOLDERS' EQUITY	**2,552,243**	**2,380,588**	**2,538,791**	**2,359,320**
Represented by:				
Current Assets				
Short Term Deposits	282,819	44,434	282,819	38,271
Receivables and Prepayments	230,582	214,574	206,340	209,779
Taxation Receivable	7,561	3,827	-	16,516
Inventories	29,916	30,442	29,916	30,442
Derivative Financial Instruments	3,940	-	3,940	-
Total Current Assets	**554,818**	**293,277**	**523,015**	**295,008**
Non-current Assets				
Property, Plant & Equipment	3,829,153	3,891,603	3,829,153	3,822,761
Goodwill	178,778	178,778	123,307	123,307
Investment in Subsidiaries	-	-	63,467	63,467
Investment in Associate	8,900	3,984	1,579	1,579
Deferred Taxation	-	704	-	-
Derivative Financial Instruments	4,572	-	4,572	-
Other Non-current Assets	3,346	13,054	3,346	13,054
Total Non-current Assets	**4,024,749**	**4,088,123**	**4,025,424**	**4,024,168**
TOTAL ASSETS	**4,579,567**	**4,381,400**	**4,548,439**	**4,319,176**
Current Liabilities				
Borrowings	20,948	25,188	15,803	17,409
Payables and Accruals	264,519	219,714	255,854	220,832
Taxation Payable	-	-	549	-
Provisions	5,164	9,692	5,164	9,692
Derivative Financial Instruments	4,973	-	4,973	-
Total Current Liabilities	**295,604**	**254,594**	**282,343**	**247,933**
Non-current Liabilities				
Borrowings	869,818	1,056,664	869,818	1,025,305
Provisions	20,756	22,002	20,756	22,002
Deferred Taxation	678,648	663,505	678,280	664,616
Derivative Financial Instruments	158,451	-	158,451	-
Other Non-current Liabilities	4,047	4,047	-	-
Total Non-current Liabilities	**1,731,720**	**1,746,218**	**1,727,305**	**1,711,923**
TOTAL LIABILITIES	**2,027,324**	**2,000,812**	**2,009,648**	**1,959,856**
NET ASSETS	**2,552,243**	**2,380,588**	**2,538,791**	**2,359,320**

The accompanying notes form an integral part of these financial statements.

The notes to these Condensed Financial Statements form an integral part of these financial statements and are included in the Annual Report for the year ended 30 June 2006.

STATEMENT OF CASH FLOWS

CONTACT ENERGY LIMITED AND SUBSIDIARIES

FOR THE YEAR ENDED 30 JUNE 2006	GROUP 12 MONTHS ENDED 30 JUNE 2006 $000	GROUP 9 MONTHS ENDED 30 JUNE 2005 $000	PARENT 12 MONTHS ENDED 30 JUNE 2006 $000	PARENT 9 MONTHS ENDED 30 JUNE 2005 $000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash Provided from:				
Receipts from Customers	2,320,557	1,265,233	2,149,227	1,124,081
Interest Received	11,795	5,139	11,795	4,149
Associate Dividends Received	260	-	260	-
	2,332,612	1,270,372	2,161,282	1,128,230
Cash Applied to:				
Payments to Suppliers and Employees	(1,726,680)	(887,697)	(1,555,409)	(788,992)
Taxation Paid	(93,255)	(145,788)	(87,754)	(98,225)
Interest Paid	(81,754)	(61,978)	(80,433)	(60,549)
	(1,901,689)	(1,095,463)	(1,723,596)	(947,766)
Net Cash Inflow from Operating Activities	430,923	174,909	437,686	180,464
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash Provided from:				
Proceeds from Disposal of Property, Plant & Equipment	-	1,241	-	1,241
Proceeds from Disposal of Subsidiaries	70,483	-	70,483	-
Loan from Associate	1,142	801	-	-
Loan from Investee	126	-	126	-
	71,751	2,042	70,609	1,241
Cash Applied to:				
Purchase of Property, Plant & Equipment	(133,799)	(68,937)	(133,799)	(67,955)
Purchase of Investments	-	-	-	(2,701)
Loan to Investee	-	(250)	-	(250)
Advances to Subsidiaries	-	-	-	(6,713)
	(133,799)	(69,187)	(133,799)	(77,619)
Net Cash (Outflow) to Investing Activities	(62,048)	(67,145)	(63,190)	(76,378)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash Provided from:				
Gross Proceeds from Borrowings	-	81,448	-	81,448
	-	81,448	-	81,448
Cash Applied to:				
Ordinary Dividend paid to Shareholders	(115,326)	(92,262)	(115,326)	(92,262)
Supplementary Dividend paid to Shareholders	(12,455)	(9,846)	(12,455)	(9,846)
Gross Repayment of Borrowings	-	(131,448)	-	(131,448)
Repayment of Finance Lease Liability	(1,186)	(3,300)	(7)	-
	(128,967)	(236,856)	(127,788)	(233,556)
Net Cash (Outflow) to Financing Activities	(128,967)	(155,408)	(127,788)	(152,108)
Net Increase / (Decrease) in Cash Balance	239,908	(47,644)	246,708	(48,022)
Add: Cash and Cash Equivalents at the Start of the Period	34,896	82,540	28,272	76,294
Cash and Cash Equivalents at the End of the Period	274,804	34,896	274,980	28,272

The notes to the Condensed Financial Statements form an integral part of these financial statements and are included in the Annual Report for the year ended 30 June 2006.

RECONCILIATION OF PROFIT FOR THE PERIOD TO CASH FLOWS FROM OPERATING ACTIVITIES	GROUP 12 MONTHS ENDED 30 JUNE 2006 $000	GROUP 9 MONTHS ENDED 30 JUNE 2005 $000	PARENT 12 MONTHS ENDED 30 JUNE 2006 $000	PARENT 9 MONTHS ENDED 30 JUNE 2005 $000
Profit for the Period	280,868	147,795	296,238	48,975
Items Classified as Investing / Financing				
Gain on Disposal of Subsidiaries	(33,399)	-	(32,894)	-
Other	-	2,056	-	124,592
Non-cash Items				
Depreciation	133,229	94,304	132,316	91,871
Change in Fair Value of Financial Instruments	(8,699)	-	(9,016)	-
Bad and Doubtful Accounts	7,160	4,292	4,484	2,252
Provisions	1,704	(3,848)	2,704	(3,161)
Decrease in Deferred Taxation	-	(44,215)	-	(1,440)
Equity Accounted Earnings of Associates	(4,422)	(534)	-	-
Other	2,398	1,357	1,695	2,362
	131,370	51,356	132,183	91,884
Operating Cash Profit for the Period	378,839	201,207	395,527	265,451
Movement in Working Capital				
(Increase) / Decrease in Receivables and Prepayments	(16,806)	(58,795)	(24,917)	(60,117)
Decrease / (Increase) Taxation Receivable	29,255	(33,739)	40,217	(90,893)
(Increase) / Decrease in Inventories	(19)	541	(19)	541
Increase / (Decrease) in Payables and Accruals	39,654	74,436	26,878	74,223
	52,084	(17,557)	42,159	(76,246)
Movement in Other Non-current Assets	-	(8,741)	-	(8,741)
Net Cash Inflow from Operating Activities	430,923	174,909	437,686	180,464

The notes to the Condensed Financial Statements form an integral part of these financial statements and are included in the Annual Report for the year ended 30 June 2006.



Audit report

To the shareholders of Contact Energy Limited

We have audited the financial statements on pages 1 to 47. The financial statements provide information about the past financial performance and position of the company and group as at 30 June 2006. This information is stated in accordance with the accounting policies set out on pages 5 to 14.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 30 June 2006 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other assurance services to the company and certain of its subsidiaries. Partners and employees of our firm may also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. These matters have not impaired our independence as auditors of the company and group. The firm has no other relationship with, or interest in, the company or any of its subsidiaries.



Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;
- the financial statements on pages 1 to 47:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the company and group as at 30 June 2006 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 24 August 2006 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

2005/06 Annual Financial Result

For the twelve months ended 30 June 2006


contact

25 August 2006

Disclaimer

This presentation may contain projections or forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.


CONTACT

Technical Note - NZIFRS

This result presents Contact's first annual financial result since the adoption of New Zealand equivalents of International Financial Reporting Standards (NZIFRS).

Contact implemented NZIFRS with effect from 1 July 2005. Contact's date of transition to NZIFRS was 1 October 2004 and therefore only a nine month comparative period (1 October 2004 to 30 June 2005) is retrospectively restated in the statutory financial statements in accordance with NZIFRS.

While NZIFRS comparators for the entire 12 month period ended 30 June 2005 are not available, information has been provided for the 12 month period ended to 30 June 2005 under previous NZGAAP. Key differences between previous NZGAAP and NZIFRS are highlighted where appropriate.

In the main, changes resulting from these new financial reporting standards relate to the rules by which certain assets and liabilities are recognised:

- non amortisation of goodwill, replacing this with an impairment test
- the change in calculation of deferred taxation
- the recognition at fair value of financial derivatives.

These are changes in accounting definitions and will not change Contact's business strategy nor the way in which the business is managed on a day-to-day to basis. Importantly, the cash flows generated by the Company are unchanged, as is the economic value in the business.


contact

Contact achieved a solid result, highlighting the benefit of the integrated energy business model in managing energy market risks and the strength of its diversified generation portfolio.

Highlights for the Year

- Earnings Before Net Interest, Tax, Depreciation, Amoritisation and Financial Instruments (EBITDAF) of $557.0m - up 14% on the same 12 month period last year. Earnings show the benefits of an integrated energy business model and a diverse asset base:
  - Higher wholesale revenue due to increased thermal generation volumes and higher wholesale electricity prices and the benefit of utilising Maui 367 gas
  - Offset by higher electricity purchase costs for retail
  - Tariff increases reflecting the long term trend in fuel costs
  - Generation portfolio benefits managing risks of outages and hydro inflows
- Profit of $280.9m which included:
  - Gain on disposal of subsidiaries (Valley Power - $33.4m)
  - NZIFRS impacts including increase in fair value of derivatives ($8.7m pre-tax)
- Result heavily influenced by hydrological conditions and wholesale gas sales.
- Key strategic challenges
  - Fuel costs and terms
  - Generation development
  - Retail margins


CONTACT

Financial Overview


CONTACT

EBITDAF increased by 14% with profit being positively impacted by a one-off gain on the sale of Valley Power, IFRS treatment of derivatives, and a lower effective tax rate.

Financial Result Summary

	12 Months ended 30 Jun 06 $m *NZIFRS*	12 Months ended 30 Jun 05 $m *Previous NZGAAP*	Variance 2006 vs. 2005 $m	%
Revenue	2,330.1	1,751.8	578.3	33%
Operating Costs	(1,773.2)	(1,262.5)	(510.7)	40%
EBITDAF	**557.0**	**489.3**	**67.7**	**14%**
Depreciation	(133.2)	(124.3)	(8.9)	7%
Amortisation [1]	-	(12.2)	12.2	-100%
Net Finance Expense	(67.6)	(80.7)	13.1	-16%
Provisions	-	5.1	(5.1)	-100%
Equity Accounted Earnings of Associate	4.4	1.6	2.8	177%
Change in Fair Value of Financial Instruments	8.7	-	8.7	
Gain on Disposal of Subsidaries	33.4	-	33.4	
Profit Before Income Tax	**402.7**	**278.9**	**123.8**	**44%**
Income Tax Expense	(121.8)	(97.2)	(24.6)	25%
Profit for the Period	**280.9**	**181.6**	**99.2**	**55%**
Effective Tax Rate	30.3%	34.9%		



The 2005/06 result highlights the benefits of the integrated energy business model in managing energy market risks.

EBITDAF

- EBITDAF of $557.0 million, compared with $489.3 million for the 12 month period ended 30 June 2005.
- This represents an increase of 14 per cent.
  - Higher wholesale electricity revenue driven by increased thermal generation levels, the benefit of utilising Maui 367 gas, and higher than average wholesale prices.
  - A continued contribution from retail electricity and gas tariff increases, which primarily reflect the move to higher cost fuel.



EBITDAF: Segment Contribution
850
750
650
550
450
350
250
150
50
(50)
(150)
(250)
2004/05
2005/06
Retail
Wholesale
Other

CONTACT

The Board has resolved to pay a fully imputed final dividend of 16 cents per share for the six months ended 30 June 2006 on 21 September 2006, taking the fully imputed full dividend for the year to 26 cents per share.

Dividends

FHQW SHUVKDUH

30
25
20
15
10
5
0

1999 2000 2001 2002 2003 2004 2005* 2006

■ Interim   Special and Final   Adjustment for 12 month year



*** 9 month financial year**


CONTACT

Wholesale Segment


CONTACT

Wholesale electricity revenues were higher than the previous comparable period - reflecting higher wholesale electricity prices and higher levels of generation.

Wholesale Electricity Revenue

- Wholesale electricity revenue rose to $1,046.2 million for the 12 months to 30 June 2006.
- Higher revenues were driven by increases in price and volume.
- Revenue from the Contracts for Difference channel represented a loss due to high wholesale prices.


Wholesale Revenue
1,150
900
650
400
150
-100
2004/05
2005/06
Spot
Misc
CFD


CONTACT

Wholesale price received in the 12 months to 30 June 2006 averaged $92.84/MWh, compared with $48.58/MWh in the 12 months to 30 June 2005, primarily as a result of lower hydro inflows and storage levels.

Price and South Island Storage

3,000
2,500
2,000
1,500
1,000
500
0

350
300
250
200
150
100
50
0

-XO $XJ 6HS 2FW 1RY 'HF -DQ)HE 0DU $SU 0D\ -XQ

—— SI Actual Storage ═══ SI Mean Storage —— HAY Price



Contact's generation responded to higher wholesale prices with significant increases in thermal generation more than offsetting the reduction in hydro generation.

Generation Volumes

- Total generation was 11,534 GWh for 12 months ended 30 June 2006.
- An increase in thermal generation by 1,947GWh more than offset the reduction in hydro generation.
- Increased production from Wairakei Binary and the company's steam-winning programme more than offset natural declining steam pressure at Wairakei and Ohaaki.
- Hedge level (retail and hedge contracts as a proportion of generation) was 83% in the period ended 30 June 2006. This compares to 90% in the period ended 30 June 2005.



Contact Generation
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
12 months 2005
12 months 2006
Geothermal
Hydro
Thermal
New Plymouth

Wholesale operating expenses were primarily driven by gas use for generation, which in the 12 months ended 30 June 2006 increased by 37% compared with the same period in 2005.

Wholesale Operating Expenses

- Total operating expenses in the wholesale segment increased from $268.6 million for the period ended 30 June 2005 to $367.4 million for the period ended 30 June 2006.
- Gas use in generation was 39% higher this period at 54.0 PJ
- Total gas purchases and transmission costs for the wholesale segment were 60% higher for the period ending 30 June 2006 at $223.4 million.
- Average gas purchase and transmission cost for the period ended 30 June 2006 was $4.13 GJ or 15% higher than previous corresponding period impacted by Contact exercising its rights of first refusal under agreement with the Maui Mining Companies to acquire gas.
- Next year, it is expected that average gas purchase and transmission costs per unit of gas for this segment could be up to 25% higher due to increased cost of gas and open access transmission costs (subject to generation and hydrological conditions).


Internal Gas Use for Generation


60
50
40
30
20
10
0
3-V
12 Months 2005
12 Months 2006


CONTACT

Retail Segment


CONTACT

Contact has consolidated its retail position, though gas customer numbers have continued to decline, reflecting the increased value of gas and high levels of competition.

Change in Customer Numbers

Customer numbers

20,000
15,000
10,000
5,000
0
-5,000
-10,000
-15,000
-20,000

- XQ
6 HS
' HF
0 DU
- XQ
6 HS
' HF
0 DU
- XQ

■ Electricity - gains □ Electricity - losses ■ Gas - gains □ Gas - losses


CONTACT

Gross retail electricity revenue was 7% higher in 2006 at $1,080.4m, compared to last year when it was $1,014.1m.

Electricity Retail Revenue

- Gross retail electricity revenue was $1080.4 million for the 12 months ended 30 June 2006 reflecting the increases in retail tariffs over the last year.

- On average, retail electricity tariffs increased by around 4%. Pressure on tariffs is expected to continue, as input costs from most areas continue to rise.

- Retail electricity volumes were relatively stable over the two periods. Average retail electricity volume per customer was 14,293 KWh for the period ended 30 June 2006, compared to 14,060 KWh for the period ended 30 June 2005.

- The average price of electricity purchased from the wholesale market was $100.81 per MWh for the 12 month period ended 30 June 2006 compared with $50.53 per MWh for the same period during the previous year.


Electricity Retail Revenue
1200
1000
800
600
400
200
0
12 Months 2005
12 Months 2006
Gross
Net of electricity purchases



Sales to wholesale gas customers made a solid contribution to the result, while gas sales to retail customers fell reflecting a loss of market share in this segment.

Retail and Wholesale Gas Revenue

- Revenue from wholesale gas customers increased to $76.5 million for the 12 months to 30 June 2006, driven by a 5.3 PJ increase in volume and adjustments to tariffs to reflect the increased opportunity cost of gas.

- Wholesale gas volumes were impacted by a 12 month contract with a significant wholesale gas customer. This contract (~7 PJ) has not been renewed in 2006/07.

- Revenue from retail customers reduced to $107.8 million for the 12 months ended 30 June 2006 from $130.2 million for the 12 months ended 30 June 2005.

- Gas customer numbers fell a further 1,000 on the levels last quarter. For the end of the period this is 6,000 fewer customer numbers at the same time last year. This continues to reflect high levels of competition and the increased opportunity cost of gas.



Retail and Wholesale Gas Revenue
200
175
150
125
100
75
50
25
0
P
12 Months 2005
12 Months 2006
Wholesale
Retail



Retail segment operating expenses increased for the 12 months ended 30 June 2006, reflecting higher gas purchase and transmission costs and electricity transmission and distribution costs.

Retail Operating Expenses

- Gas purchase and transmission costs were $131.0 million for the 12 months to 30 June 2006, 9% higher than the same period in 2005.

- On average, the gas purchase and transmission costs in the segment decreased per unit of gas from $6.67 GJ for 12 months ended 30 June 2005 to $6.31 GJ for 12 months ended 30 June 2006. Adjusted to exclude a large wholesale gas sale during the period, average gas purchase and transmission costs increased through the period.

- Next year, it is expected that the average increase in gas costs per unit of gas in this segment could increase by more than half. These costs are heavily impacted by transmission and distribution costs.

- Electricity transmission and distribution costs to the retail segment also increased to $375.6 million compared to $365.1 million for the comparable 12 month period last year.

- Other operating expenses for the 12 months ended 30 June 2006 were $120.2 million compared to $124.1 million for the previous corresponding period.


700
600
500
400
300
200
100
0
12 Months 2005
12 Months 2006
Other Operating Expenses
Gas Purchases and Transmission
Electricity Transmission and Distribution

Financial Summary


CONTACT

Historically, Contact has benefited from dry hydrological conditions due to its diversified generation portfolio. This can also be seen by looking at Contact's monthly EBITDAF in a dry year when it is correlated to the wholesale electricity price.



70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
July
August
September
October
November
December
January
February
March
April
May
June
Monthly EBITDAF
Monthly Haywards Price

It is important to note that the solid financial result for FY05/06 was supported by favourable wholesale conditions. As the flexibility of Maui 367 gas diminishes, the company's ability to benefit from such conditions reduces.


Normalised EBITDAF
Operating costs adjusted for hydrology at expected market price of gas
Gas purchase costs adjusted recognising the difference between current average cost and expected market price of gas
Reduction in wholesale gas revenue
570
560
550
540
530
520
510
500
490
480
2005/06 Actual
2005/06 'normalised'
CONTACT

Contact's future operating environment


CONTACT

Looking forward, Contact faces key strategic challenges and opportunities, all within an uncertain environment.

Key challenges and uncertainties

- Fuel position
  - the company needs to secure its long-term fuel position beyond 2010 to support its existing thermal generation stations, retail business and the development of the key growth option at Otahuhu C;
  - with the decline of the Maui contracts by June 2009, Contact faces a significant increase in its gas costs and a considerable loss of flexibility in its gas contracts; and
  - securing resource consents for our geothermal assets is critical to Contact's geothermal programme.
- Generation development
  - deliver growth in the face of key market uncertainties.
- Retail margins
  - maintain retail margins in a consolidated and competitive market.



Fuel position


CONTACT

Contact's recent gas acquisitions have been short-term ROFR gas. Looking ahead, FY06/07 represents the first financial year in which Contact will take significant volumes from its higher priced and less flexible contracts.

Contact Gas Supply as at 30 June 2006



80
70
60
50
40
30
20
10
0
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
ROFR
Small contracts
Shell/OMV
Maui

Note: This profile is based on current assumptions around external gas sales and internal generation requirements and is subject to change

- ROFR gas purchases at current market prices has enabled the forward gas position to remain largely unchanged despite increased generation demand this year
- Contact's legacy 367 Maui Gas Entitlements expire in June 2009. The company had 52 PJ of Maui 367 entitlements remaining at 30 June 2006.
- Additional contracts with Shell and OMV are at significantly higher prices and have significant fixed daily component. Open access charges for transmission also apply for gas other than Maui 367. Contact expects to start purchasing from these contracts in the second quarter of the 2006/07 financial year.



Contact's gas requirements depend both on seasonal demand for electricity and gas, and on the impact of hydrology on thermal generation.

Gas Flexibility Requirements

Daily Gas Use



7-V

- As the fixed component of Contact's gas book is increasing prior to the end of Maui 367 gas, remaining Maui 367 entitlements will be able to provide some flexibility to mitigate the cost impact until this gas is fully utilised.
- Looking forward, Contact could adjust its operating and trading strategies to mitigate the cost of lost flexibility. For example, by operating its CCGT's at a higher capacity factor. However, this is only likely to partially mitigate the impact of lost flexibility, and possibly at some cost in lost revenue, in the absence of securing replacement gas flexibility.



CONTACT

Physical supply of gas is unlikely to be a significant strategic issue in the short term. In the longer term, Contact has growing confidence about its ability to secure physical supply. Focus remains on obtaining competitive price and acceptable commercial terms.

Gas - Supply and Demand Outlook

NZ Gas Supply Potential - PUBLIC DATA July 2006
PJ / annum
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Calendar Year
Turangi - Estimate
Maui - LT ROFR - Estimate
Kupe
Pohokura
Maui
Mangahewa
Kapuni
McKee
TAW
Rimu/Kauri
Minor Fields



CONTACT

Contact's fuel strategy is informed by growing confidence in the company's ability to secure domestic gas in the short to medium term.

Fuel Strategy

- In March, Maui Developments Limited advised that the further gas available for sale was assessed to be in excess of 200 PJ.
- Contact is currently evaluating the opportunity by the Maui Mining Companies (on behalf of MDL) to sell significant volumes of additional gas from the field. The objective is to secure competitively priced gas on favourable terms, given that the market appears to be potentially oversupplied in the short-term.
- As a prudent commercial risk management strategy, Contact and Genesis continue to examine the potential to import LNG.
- Contact's clear preference is to use domestically-sourced natural gas. With growing confidence in physical supply in the short to medium term, Contact considers that any decision on whether to proceed to construction of an import terminal will be delayed as long as possible in order to allow future domestic gas discoveries to come to market.
- To secure the option, site selection is well advanced and an announcement will be made shortly.



Geothermal offers a renewable baseload generation option. Contact's resource consents for its Wairakei field are under appeal. Depending on the outcome, there is a risk that the full potential of the company's geothermal assets may not be realised.

Wairakei Reconsenting



Ohaaki
Binary Plant
Poihipi Road
Wairakei A&B stations
Tenon direct heat project

- Contact has an extensive geothermal development programme aimed at taking the abundant steam resource, and applying it to existing under-utilised capacity, with the potential to develop additional capacity.

  Environment Court Appeal begins on 4th September, with a decision likely in the first quarter of 2007

- While resource consents have been awaited, Poihipi production has been constrained by about 200 GWh per annum (town about the size of Taupo) since 2001.
- Taupo District Council is seeking avoidance of subsidence at all costs - this has the potential to further significantly reduce production from Wairakei and to compromise production of critical renewable energy
- Contact favours a balanced approach - preserving the resource for the benefit of future generations, while avoiding, remedying or mitigating any adverse effects (which Contact's expert advisors believe are unlikely to occur) from production.



Generation Development


CONTACT

Wholesale electricity prices have risen in response to the increased cost of fuel making new generation options more competitive.

New entrant pricing



16
14
12
10
8
6
4
2
0
0
500
1,000
1,500
2,000
2,500
Cumulative Capacity Additions (MW)
Hydro
Geothermal
Cogen
Gas
Coal
Wind

Assumptions:

US/NZ Exchange Rate 0.6

Coal Fuel Cost
$4.00 per GJ

Gas Fuel Cost
$7.75 per GJ

SOURCE:
MED Energy Outlook

- As the demand/supply balance has tightened, energy prices have increased.
- Ultimately, prices will be capped at the price required by the economic marginal new entrant.
- Key uncertainties impacting on economics of new entrants include: impact of carbon pricing, cost of gas, foreign exchange, order book for equipment, steel prices, cost of capital, and impact on location factors on price received.


contact

Contact is currently the most diversified generator of electricity in New Zealand, by location and by fuel type. Contact is well positioned to execute significant growth in its thermal portfolio, advance incremental growth in geothermal and hydro, and is moving forward on wind.



- Thermal
  - Otahuhu C and Stratford sites
  - Otahuhu A
- Geothermal
  - Steam-winning to existing capacity
  - New capacity
  - Direct heat (for example Tenon)
- Hydro
  - Hawea Gates

– Wind
  - MOU with Investec who is is currently working to secure and develop windfarms in New Zealand, and has rights to a number of promising sites across the North and South Islands.


CONTACT

Otahuhu C is a key development option. Close to Auckland, its development is a compelling commercial opportunity and of national security of supply significance. As long as fuel is secured.

Otahuhu C



- Contact is seeking to contract for gas for supply into the middle of the next decade and beyond

- Contact has already secured all necessary resource consents to proceed with up to 400MW development and construction and it is the next logical gas fired generation option in the market.


CONTACT

Transmission

- A strong grid and a long-term planning horizon, would provide confidence and certainty to market participants and other investors:
  - transmission grid is part of the market infrastructure; strong infrastructure can enable economic growth and investment;
  - fewer constraints on grid facilitates competition among generators and presents less operational and portfolio risk than regionalised markets.
- Generation and demand-side management have a role to play, but
  - they are complements to transmission, not substitutes, as neither is as reliable as transmission


contact

Retail margins


CONTACT

Contact occupies a strong market position in the retailing of electricity and gas.

Retail operating environment



Retail Electricity Market Share
(12 Months ended 30 June 2006)
Contact Energy
Genesis Energy
Mercury Energy
Meridian Energy
Trustpower
Other
28
29
18
12
12
1
0
5
10
15
20
25
30
%

- Contact currently has a 28% share of the retail electricity market and 35% of the retail gas market of New Zealand.
- Contact is focussed on reducing operating costs to hold and maintain retail margins.
- Opportunities to achieve additional meaningful scale efficiencies in the New Zealand market are relatively constrained but cross selling opportunities with other fuels are being explored.



CONTACT

Retail electricity prices have increased, and continue to increase as input costs rise. This is having an impact on churn and placing pressure on costs to serve.

Market conditions



Market Churn
(Annualised Monthly)
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Industry
Contact and Empower

- Average retail electricity tariffs increased by around 4% for the period ended 30 June 2006.
- Competitive pressure is observed as competitors seek customer growth to match their growing generation output.
- Competitive pressure, and churn associated with increasing tariffs, places pressure on the cost to serve.



CONTACT

Contact's tariff setting strategy takes into account a number of variables. As wholesale electricity prices and network charges increase, tariff setting in the competitive retail environment becomes more complex, particularly across the different network charging structures.

Retail pricing strategy



Cost to serve and margin
Meter Costs
EC Levy
Network costs
Energy cost

Source: CEN data based on average retail customer

- Looking forward to the 12 month period ended 30 June 2007, the company will continue to consider the impact of competitive pressure on customer churn as this places significant pressure on retail margins.
- Pressure on margins is expected to continue, as input costs from most areas continue to rise.



CONTACT

Regulation


CONTACT

Government is a key stakeholder for Contact. Investors should be aware of uncertainty arising from key public policy processes that the company is engaged in.

Current Regulatory Issues

- *Commerce Commission*
  - The Commerce Commission has commenced an investigation under part II of the Commerce Act 1986 (New Zealand) into the New Zealand wholesale and retail electricity markets, in particular:
    - Section 27 – whether market participants have entered into arrangements that substantially lessen competition in a market; and/or
    - Section 36 - whether market participants have taken advantage of a substantial degree of market power.
- *National energy strategy*
  - The Government has announced that it is in the process of developing a National Energy Strategy. Government expects to develop a draft strategy in 2-3 months' time.
- *Climate change policy*
  - 17 different work programmes are to be progressed, including:
    - alternatives to the carbon tax, such as a narrowly-based tax on large emitters
    - energy initiatives, such as optimising efficient use of energy, incentives for renewables, disincentives for thermal electricity generation, energy research, solar water heating.


CONTACT

Conclusion


CONTACT

2005/06 was another solid year for Contact, however the company now faces a number of strategic pressures that will require focus in 2006/07.

Conclusion

- Contact's solid financial result was heavily influenced by dry hydrological conditions, wholesale gas sales at good margins and tariffs adjusting to the underlying cost of fuel.
- Looking forward, it looks difficult to replicate these kind of beneficial operating conditions in the post Maui environment when gas is significantly more expensive and less flexible.
- Key strategic challenges and management focus continues on:
  - Securing fuel
  - Creating and executing generation options - diversity will deliver the best outcome in terms of price and security
  - Maintaing retail margins


CONTACT

Questions


CONTACT



Media Release

30 August 2006

Origin Energy increases profit by 10%

Origin Energy today announced a profit after tax and minority interests of $332 million for the year ended 30 June 2006, a 10% increase on the prior year profit as restated under A-IFRS, and a 15% increase on the recurring A-IFRS profit of $288 million as advised in February 2006.

The most significant factors contributing to the result were a full twelve month contribution from Contact Energy and an increased contribution from the energy Retail business in Australia which more than offset a significant decline in contribution from the Exploration and Production segment.

Results Summary

- Revenue and other income up 21% to $5,950 million
- EBITDA up 18% to $1,087 million
- Net profit after tax (after elimination of minority interests) up 10% to $332 million
- Free cash flow up 30% to $583 million
- Normalised earnings per share increased 6% from 39.5 cents to 41.9 cents[1]
- Basic earnings per share decreased marginally from 42.1 cents to 41.9 cents
- Growth capital expenditure increased 35% to $507 million
- Strong balance sheet with adjusted net-debt to debt plus equity of 42%
- Final dividend of nine cents per share fully franked lifting total dividends to 18 cents per share fully franked

Origin Chairman, Kevin McCann announced that a final fully franked dividend of nine cents per share will be paid on 29 September 2006 to shareholders of record on 8 September 2006. The Dividend Reinvestment Plan will apply to this dividend without discount.

In commenting on the Company's performance Mr McCann said "The nine cent fully franked dividend declared today takes the dividends paid over the full year to 18 cents fully franked, an increase of 20% or 3 cents per share from last year.

[1] Normalised Earnings per Share assumes that the issue of 112.5 million shares in the Renounceable Rights Issue occurred when Origin acquired a 51.4% interest in Contact Energy on 1 October 2004.

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



"It is pleasing to see that the strategies pursued by the company delivered increased earnings and strong free cash flow. This has allowed the payment of a higher dividend while maintaining the ability of the Company to pursue further growth opportunities" he said.

Analysing the result further Managing Director, Mr Grant King said "In New Zealand low hydro inflows led to high wholesale electricity prices. Contact Energy has a flexible portfolio of hydro, geothermal and gas fired power generation assets and is a net generator of electricity. This has allowed it to benefit from high electricity prices and increase its thermal generation output when hydro generation has been constrained.

"In Australia the Retail business performed well despite intense competition. Customer churn across the natural gas and electricity retail businesses has remained at high levels with the Company winning a total of over 325,000 new accounts to record a net increase of over 22,000 customer accounts. Despite the increase in costs associated with this activity, the Company has improved its EBIT to Sales margins for natural gas and electricity from 7.2% to 7.8%. The LPG business increased sales volumes and margins despite rising international prices.

"The Generation business has also improved contributions through a combination of higher capacity payments and higher plant availability.

"There have been a number of achievements in the Exploration and Production business including first sales from the BassGas project, a doubling of sales from the coal seam gas projects and the addition of over 200 PJe of proved and probable reserves. However, reduced production of oil and condensate offset much of the benefit of high oil prices, while higher operating expenses and a significant increase in exploration write-offs has meant that EBITDA for the Exploration and Production segment was 11% lower than the prior year" he said.

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)

	2006 ($m)	2005 ($m)	Change %
Exploration & Production	205	230	(11)
Retail	273	257	6
Generation	60	52	14
Networks	30	34	(14)
Contact	519	346	50
Total	**1,087**	**918**	**18**

Looking to the year ahead Mr King said "In the coming year Origin Energy's Australian operations are expected to deliver significant growth in EBITDA from the continuing development of coal seam gas assets and contributions from the BassGas and Otway Gas projects. By year end Origin Energy expects production from its Exploration and Production business will have increased from 2005/06 levels of 78 PJe to a rate of around 100 PJe per annum".



"It is expected that these assets will help grow EBITDA from Australian operations by around 15%.

"In New Zealand, Contact Energy is expected to face a more challenging environment. The assumption that hydro inflows, and consequently electricity prices, are likely to return to more average levels will mean that EBITDA from Contact Energy may be lower in the coming year. As forecast by Origin Energy at the time of acquisition Contact Energy will face a significant escalation in gas costs over the next few years which will tend to reduce earnings as this increase is absorbed.

"Continued capital expenditure on growth in the Australian business together with interest charges associated with recently completed development projects is expected to result in higher interest expense in the year ahead. It is therefore possible that there will be little growth in earnings per share in the coming year.

"Looking further ahead the Company is continuing to progress development opportunities which will significantly increase earnings. The BassGas and Otway Gas projects will contribute for only part of the 2006/07 financial year and will continue to deliver year-on-year growth into the 2007/08 financial year. CSG developments will continue to ramp-up over the coming two financial years, while the Kupe gas project, which was approved in June, will contribute to earnings from mid 2009. Origin Energy will also continue to pursue the Spring Gully and Mortlake power station developments, commercialisation of its SLIVER photovoltaic technology and other renewable energy development opportunities.

"Contact Energy is also focusing on the continued growth of its business. It is pursuing opportunities to expand hydro and geothermal generation, establish a position in wind generation and pursuing fuel purchasing strategies as a priority to fuel existing gas fired power stations and allow the development of the Otahuhu C power station.

"These developments together with continuing opportunities for consolidation in the energy industry such as the introduction of full retail contestability in Queensland and the sale of Queensland's energy retailing business provide good opportunities for continued growth. The Company believes that targeting growth in earnings per share of 10 to 15% per annum on average over the longer term remains feasible."

For further information on this media release, please contact:

Mr Grant King	Mr Angus Guthrie
Managing Director	Manager, Investor Relations
Origin Energy	Origin Energy
Telephone: (02) 8345 5470	Telephone: (02) 8345 5558



Origin Energy Key Financials

	2005/06 ($m)	2004/05 ($m)	% change
Total revenue and other income	5,950	4,902	21
EBITDA	1,087	918	18
EBIT	791	656	20
Profit before tax	623	509	23
Profit after tax	454	371	22
Profit after tax and outside equity interests	332	301	10
Free cash flow[1]	583	448	30
OCAT ratio[2]	12.5%	11.2%	N/A
Capital expenditure	897	1,475	(39)
Total assets	8,665	8,123	7
Net debt	2,411	2,743	(12)
Adjusted net debt[3]	2,637	2,743	(4)
Shareholders equity	3,646	3,519	4
Key Ratios			
Earnings per share	41.9 c	42.1 c	(0.4)
Free cash flow per share[1]	73.6 c	62.6 c	18
Total dividend per share	18.0 c	15.0 c	20
Net asset backing per share	$4.59	$4.46	3
Adjusted net debt to debt plus equity[4]	42%	44%	N/A
Adjusted net debt to equity[4]	72%	78%	N/A
Interest cover[5]	4.2x	4.2x	N/A
Return on equity	12.3%	11.9%	N/A
Segment Analysis (EBITDA)			
Exploration & Production	205	230	(11)
Retail	273	257	6
Generation	60	52	14
Networks	30	34	(14)
Contact Energy	519	346	50

(1) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

(2) OCAT Ratio includes Contact Energy for 12 months in 2006 and nine months in 2005.

(3) Adjusted to exclude mark-to-market fair value of debt.

(4) Excludes the impact of debt mark-to-market.

(5) EBIT / interest - includes capitalised interest, excludes unwinding discount on provisions and derivative instruments.




RECEIVED

30 August 2006

Directors' Review of Results for the full year ended 30 June 2006

The Directors of Origin Energy Limited (the Company) submit their review of the results of the Company and the consolidated entity for the year ended 30 June 2006.

Except as otherwise stated, all figures in this report relate to Origin Energy's businesses for the 12 months ended 30 June 2006 compared with the 12 months ended 30 June 2005. All references to $ in this report are references to Australian dollars unless specifically stated otherwise.

The acquisition of a 51.4% interest in Contact Energy Limited ("Contact Energy") was completed on 1 October 2004. The results and comparative results include the consolidation of Contact Energy's financial performance from that date, being nine months in the year ended 30 June 2005 and twelve months in the year ended 30 June 2006.

From 1 July 2005, the consolidated entity was required to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) issued by the Australian Accounting Standards Board. The financial results for the year ended 30 June 2005 have been restated for A-IFRS on the same basis and so differ from historical financial information published at that time. The impact of the resulting changes in accounting policies are disclosed in Note 13 of the financial report (Appendix 4E).

Profit and Dividend Declaration

Origin Energy reported a net profit after tax and minority interests (NPAT) of $331.9 million for the year ended 30 June 2006, a 10% increase on the A-IFRS adjusted profit for the prior year of $301 million, and a 15% increase from the recurring A-IFRS adjusted profit of $288 million (see table on the following page).

The main factors leading to the higher result were a full 12 month contribution from Contact Energy, increased contribution from the Retail business after a strong second half and a strong performance by the Generation segment. These increases more than offset a lower contribution from the Exploration and Production business.

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



Basic earnings per share decreased marginally from 42.1 cents to 41.9 cents. Normalised earnings per share[1] increased 6% from 39.5 cents to 41.9 cents.

A fully franked final dividend of nine cents per share will be paid on 29 September 2006 to shareholders of record on 8 September 2006. Origin Energy shares will trade ex-dividend as from 4 September 2006.

The Dividend Reinvestment Plan will apply to this dividend.

This brings the total dividend paid with respect to the year ended 30 June 2006 to 18 cents per share fully franked, an increase of 3 cents per share or 20% over last year.

Analysis of A-IFRS recurring NPAT



With the implementation of successful efforts accounting for exploration expenditure and A-IFRS the June 2005 comparatives have been restated. The following is consistent with the 2006 Interim results announcement where the Company outlined the revised A-IFRS NPAT for 2005 and advised the underlying or recurring A-IFRS NPAT for 2005 which better reflects the ongoing profit from operations on a go forward basis.

	A$million
A-IFRS NPAT comparative as advised on adoption of A-IFRS for the year ended 30 June 2005	**311**
less impact of successful efforts accounting policy for exploration expenditure	(10)
A-IFRS NPAT comparative in the accounts for the year ended 30 June 2005	**301**
less one-off insurance timing difference (Moomba)	(7)
less change to effective yield basis (Envestra)	(6)
Underlying recurring A-IFRS NPAT for the year ended 30 June 2005	**288**

However for ease of reference to the accounts throughout this report comparative data is presented with reference to the line "A-IFRS NPAT Comparative in the accounts."

[1] In April 2005, 112.5 million shares were issued through a renounceable rights issue to finance the acquisition of 51.4% of Contact Energy expanding Origin Energy's capital base by 16.6%. Normalised earnings per share are calculated on the assumption that the additional shares were issued at the time of the investment in Contact Energy on 1 October 2004



Financial Review

	Year ended 30 June 2006 ($m)	Year ended 30 June 2005 ($m)	Change %
Total revenue and other income	5,950	4,902	21
EBITDA	1,087	918	18
Net profit after tax	332	301	10
Normalised earnings per share[(1)]	41.9 c	39.5 c	6
Basic earnings per share	41.9 c	42.1 c	(0.4)
Free cash flow [(2)]	583	448	30
Capital expenditure	897	1,474	(39)
OCAT/funds employed [(3)]	12.5%	11.2%	N/A
Net debt/(debt + equity)[(4)]	42%	44%	N/A

(1) Assuming Rights Issue of 112.5 million shares occurred on the date of acquisition of 51.4% of Contact Energy 1 October 2004.

(2) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

(3) OCAT Ratio includes Contact Energy for 12 months in 2006 and nine months in 2005.

(4) Excludes the impact of debt mark-to-market.

Sales Revenue and other income increased 21% to $5,950 million, primarily as a result of the consolidation of a full 12 months of Contact Energy and higher sales from the Retail segment.

EBITDA increased 18% to $1,087 million with segment contributions as follows:

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)

	2006 ($m)	2005 ($m)	Change %
Exploration & Production	205	230	(11)
Retail	273	257	6
Generation	60	52	14
Networks	30	34	(14)
Contact Energy	519	346	50
Total	**1,087**	**918**	**18**

Exploration and Production benefited from higher oil prices and higher natural gas sales from coal seam gas. These increases, however, were more than offset by a decline in oil production from the Perth Basin, lower gas and condensate sales from the Cooper, Surat and Otway basins, higher operating costs and the net impact of the successful efforts accounting policy.

Retail earnings benefited from higher revenues and improved margins. Colder weather in the second half saw increased sales volumes in natural gas and LPG.



Electricity margins increased due to both lower energy purchasing costs and the net impact of network tariff and land tax changes.

Generation earnings were higher than the prior year due to improved availability of plant and receipt of higher capacity payments at the Mt Stuart Power Station in Queensland.

Networks earnings were lower as the result of a change to the accounting treatment of distributions from Envestra, part of which is now treated as a capital return rather than income.

Earnings from **Contact Energy** increased as a result of a full 12 month contribution compared to nine months in the prior year. The average wholesale price of electricity received by Contact Energy from its generation business increased by around 90% reflecting low levels of water inflows into New Zealand's hydro electric schemes. Contact Energy, with a diverse portfolio of hydro, geothermal and thermal generation, was able to increase its generation of electricity by over 10% compared with the prior 12 months and benefited significantly from these higher prices. The results of Contact Energy as consolidated in Origin Energy's accounts also include the sale of the Valley Power power stations in Victoria, Contact Energy's costs associated with the proposed merger with Origin Energy, and Origin Energy's costs associated with the proposed merger.

Depreciation and amortisation expense in the consolidated accounts for Origin Energy increased by 13% to $297 million. This reflects the inclusion of Contact Energy for a full 12 months together with higher depreciation and amortisation of Exploration and Production assets as the result of new projects being brought on line and higher depletion charges in the Cooper, Surat and Perth Basins.

As a consequence EBIT increased 20% to $791 million.

Net interest expense for the year was $167 million up from $148 million in the prior year. This primarily reflected an additional three months of interest expense associated with the ownership and consolidation of Contact Energy. In addition $27 million of interest has been capitalised for major development projects compared with $20 million at 30 June 2005.

Tax expense for the year was $169 million, an increase of $32 million over the prior year again reflecting the consolidation of Contact Energy for a full 12 month period. The effective tax rate for the year ended 30 June 2006 was 27.1% compared with 27.0% in the prior year.

After elimination of minority interests NPAT for the consolidated entity was $331.9 million.

Within this result the contribution of Contact Energy was $71 million at the NPAT level. This included profit on sale of the Valley Power power stations of $15.9 million after tax and elimination of minority interests, and the costs associated with the merger proposal for both Contact Energy and Origin Energy totalling $10.4 million after tax.



Cash Flow

Origin Energy's primary performance measure is operating cash flow after tax over average funds employed (referred to as the OCAT ratio). OCAT is calculated from EBITDA as the primary source of cash contribution, but adjusted for stay-in-business expenditure, changes in working capital, non-cash items and tax paid. Funds employed are averaged over the relevant period.

On a consolidated basis, OCAT has grown from $599 million to $768 million due largely to the inclusion of Contact Energy's cash flows for a full 12 months, lower tax paid by Contact Energy and the strong performance by Contact Energy during that time.

Average funds employed during the year increased to over $5,704 million producing an OCAT Ratio of 12.5%, well above Origin Energy's target of 9.4%.

After deducting interest paid from OCAT the cash flow available for funding growth and distributions to shareholders (free cash flow) increased by 30% from $448 million to $583 million.

Capital Expenditure

Capital expenditure on growth and stay-in-business activities was $716 million up from $507 million in the prior year.

Stay-in business capital expenditure associated with the maintenance of ongoing operations was $209 million, up $77 million from the prior year. Predominantly this increase reflects both a full year of Contact Energy and higher expenditure in that business on geothermal drilling activities.

Growth capital expenditure was $507 million, $131 million higher than the prior year. Major components of this expenditure included:

- Exploration and Development expenditure in the Otway Basin including the Otway Gas Project ($184 million);
- Exploration and Development expenditure in the Bass Basin including the BassGas Project ($127 million);
- Coal Seam Gas (CSG) assets in Queensland ($68 million);
- Exploration and appraisal drilling in the Perth Basin ($21 million) and Surat Basin ($14 million); and
- Planning and permitting for power station developments at Mortlake and Spring Gully ($9 million).

Capital expenditure on acquisitions totalled $181 million, largely comprised of:

- $55 million for an additional 5% interest in the BassGas Project;
- $17 million for an additional 1% interest in the Thylacine and Geographe fields;
- $72 million for the acquisition of coal seam gas assets from Pangaea; and



- $18 million for the acquisition of the Speed-E-Gas LPG business.

Total capital expenditure including acquisitions was $897 million. This compares with $1,474 million in the prior year which included the acquisition of a 51.4% interest in Contact Energy.

During the year the Company divested interests in the Moura and Tubridgi gas fields, sold its option to take an interest in the Challicum Hills wind farm and disposed of the OneSteel cogeneration plant.

Funding and Capital Management

Under A-IFRS accounting standards net debt for the consolidated entity decreased 12% from $2,743 million at 30 June 2005 to $2,411 million at 30 June 2006. The A-IFRS calculation of net debt includes mark-to-market adjustments of $226 million which act to reduce the net-debt quoted. Excluding these mark-to-market adjustments, the net debt for the consolidated entity was $2,637 million at 30 June 2006.

Using this as the basis for net-debt, Origin Energy's adjusted net debt to debt plus equity ratio was 42% as at 30 June 2006. This compares with 44% as at 30 June 2005.

During the year a total of $25 million in equity was raised by share issuances including amounts raised under the Dividend Reinvestment Plan and as a result of the exercise of options.

Shareholders funds increased 4% to $3,646 million.

Risk Management

Origin Energy manages its risk exposure in energy markets through a combination of natural hedges in the business, contracts and financial hedges.

Exposures to electricity, oil and LPG prices, interest rates and foreign exchange are managed using Profit at Risk and Value at Risk methodologies on 95% and 99% confidence levels and tested against worst case events. Exposure limits are set to ensure that Origin Energy is not exposed to excess risk from these activities. The Company aims to construct its hedge positions incrementally - typically over a period of up to 3 years - such that at any one time its hedge position reflects forward market conditions over this period.

Regular reporting is provided to the Board to review exposures and compliance with these limits.

With respect to oil, 1.3 million barrels of oil and condensate production was hedged over the year to 30 June 2006 at an average rate of US$36.36 per barrel. This represented 55% of production and was higher than anticipated due to delays in the BassGas Project and the early onset of production decline in the Perth Basin oil fields.



For the 2006/07 financial year the incremental hedging program has resulted in Origin Energy hedging approximately 1 million barrels of its anticipated oil production at an average rate of US$54.77 per barrel.

Returns to Shareholders

A final fully franked dividend of nine cents per share has been declared, payable on 29 September 2006 to shareholders of record on 8 September 2006. The Dividend Reinvestment Plan (DRP) will apply to the current dividend without discount.

Tax legislation allows Origin Energy to elect to pay sufficient tax to fully frank its dividends, notwithstanding the availability of carried forward tax losses.

Origin Energy's policy is to pay annual dividends at a target level of around 40% of full year profit. For the financial year ended 30 June 2006 total dividends of 18 cents per share fully franked have been declared representing 43% of earnings per share. This compares with 15 cents per share fully franked for the year ended 30 June 2005.

Employee Share and Option Plans

The Company issued 3,390,000 options under the Senior Executive Option Plan at an exercise price of $7.21 each. These options are subject to performance hurdles as outlined in Origin Energy's annual report.

Under the Employee Share Plan up to $1,000 worth of shares are granted to all eligible employees as long as the Company achieves its financial and safety targets. In 2005 all full-time qualifying employees were granted 138 shares each for performance in the year ended 30 June 2005. These shares were acquired by the Company on-market for $2.3 million.

The financial and safety targets of the Employee Share Plan were not met in the year ending 30 June 2006. As a result there will be no grant of shares in the current year under the Plan.

Issued Capital

An additional 4,620,589 shares were issued during the period. Of these 3,425,589 were issued under the Dividend Reinvestment Plan and 1,195,000 shares were issued as a result of the exercise of options.

The weighted average number of shares on issue during the year was 791,873,326 which has been used in the calculation of earnings per share for the year. As at 30 June 2006, Origin Energy had 794,337,258 shares on issue.



People, Health, Safety and Environment

Employee numbers, including employees in the Pacific region, increased during the year from 3,232 to 3,484. This was largely the result of increased operational staff associated with Origin Energy's oil and gas development projects and increased staff in the Retail area as Origin Energy increased its presence in new markets.

Origin Energy uses as its primary safety performance measure the number of injuries causing lost time (LTI) for employees and contractors and the number of injuries defined as Moderate Medical Injuries (MMTI) for employees per million hours worked. While an improvement in safety performances is marked by a decrease in this ratio, in the year to 30 June 2006 the ratio increased to 5.5 from 5.0 in June 2005. However, the employee hours lost from all injuries per million hours worked improved 21%, indicating that the Company's controls for more serious incidents were more effective.

The Company is disappointed by the increase in the injury frequency rate and is committed to improving its safety performance. Origin Energy undertakes extensive HS&E training throughout its operations to ensure management and employees actively participate in creating a safe working environment. During the year the development of major health and safety programs continued, including new programs and procedures in the areas of rehabilitation, contractor management, risk management and a company wide Permit-to-work Procedure.

For some years the Company has linked the employee share plan to safety performance and, as a consequence of the increase in safety incidents, employees have not received a safety related award of shares for the year ended 30 June 2006.

During the year there were no significant environmental incidents and no breaches of significant environmental regulations that relate to Origin Energy's operations.

There was no reported loss of time during the year due to industrial disputes.

Outlook

In the coming year Origin Energy's Australian operations are expected to deliver significant growth in EBITDA from the continuing development of coal seam gas assets and contributions from the BassGas and Otway Gas projects. By the end of the financial year it is expected that production from its Exploration and Production business will have increased from 2005/06 levels of 78 PJe to a rate of around 100 PJe per annum.

It is expected that these assets will help grow EBITDA from Australian operations by around 15%.

In New Zealand, Contact Energy is expected to face a more challenging environment. The assumption that hydro inflows, and consequently electricity



prices, are likely to return to average levels will mean that EBITDA from Contact Energy may be lower in the coming year. As forecast by Origin Energy at the time of acquisition, Contact Energy will face a significant escalation in gas costs over the next few years which will tend to reduce earnings as this increase is absorbed.

Continued capital expenditure on growth in the Australian business together with interest charges associated with recently completed development projects is expected to result in higher interest expense in the year ahead. It is therefore possible that there will be little growth in earnings per share in the coming year.

Looking further ahead the Company is continuing to progress development opportunities which will significantly increase earnings. The BassGas and Otway Gas projects will contribute for only part of the 2006/07 financial year and will continue to deliver year-on-year growth into the 2007/08 financial year. CSG developments will continue to ramp-up over the coming two financial years, while the Kupe Gas Project, which was approved in June, will contribute to earnings from mid 2009. Origin Energy will also continue to pursue the Spring Gully and Mortlake power station developments, commercialisation of its SLIVER photovoltaic technology and other renewable energy development opportunities.

Contact Energy is also focusing on the continued growth of its business. It is pursuing opportunities to expand hydro and geothermal generation, establish a position in wind generation and pursuing fuel purchasing strategies as a priority to fuel existing gas fired power stations and allow the development of the Otahuhu C power station.

These developments together with continuing opportunities for consolidation in the energy industry, such as the introduction of full retail contestability in Queensland and the sale of Queensland's energy retailing business, provide good opportunities for continued growth. The Company believes that targeting growth in earnings per share of 10 to 15% per annum on average over the longer term remains feasible.



Operational Review

Exploration and Production

	2005/06	2004/05	% Change
Total Sales Revenue	435	414	5
EBITDA	205	230	(11)
EBIT	99	132	(25)

Sales Volumes

	2005/06	2004/05	% Change
Natural Gas (PJ)	66	66	0
Crude Oil (kbbls)	1,780	2,187	(19)
Condensate/naphtha (kbbls)	495	648	(24)
LPG (ktonnes)	55	51	7
Ethane (ktonnes)	41	44	(5)
Total (PJe)	83.8	86.5	(3)

During the year the Exploration and Production business signficantly increased production and sales of coal seam gas, added over 200 PJe to 2P reserves and made progress on a number of projects in challenging circumstances. Despite these achievements production and sale volumes were lower than last year as the Perth Basin oil fields commenced decline and the BassGas Project rectification program delayed the onset of commercial sales from that project. Operating costs and write-downs under the successful efforts exploration policy were also higher than last year.

Gas sales from the Spring Gully CSG field developed and operated by Origin Energy commenced in June 2005 and contributed to a doubling of gas sales from CSG fields to over 20 PJ for the year. This increase essentially offset declines in the Cooper, Surat and Otway basins, leaving total sales of natural gas steady at 66 PJ.

Production and sales volumes of hydrocarbon liquids decreased during the year. Oil sales for the year fell as the Perth Basin oil fields commenced decline. Condensate and LPG production also decreased reflecting lower gas production from liquids rich areas such as the Cooper Basin. Despite a fall in LPG production, LPG sales were marginally higher due to the timing of shipments. It is expected that commencement of production from the liquids rich BassGas project and the LPG rich Otway Gas project will result in an increase in liquids production in the coming year.

Total Sales Revenue for the year was a record $435 million, up 5% on last year, mostly due to higher prices received for oil, condensate and LPG. The average price received for Origin Energy's oil and condensate, inclusive of hedging



arrangements, increased 30% to A$64.68 per barrel compared with A$49.94 per barrel in the prior year.

The high international price of crude oil and consequent increase in the demand for oil and gas professionals has resulted in higher costs in the business in a number of ways.

Higher oil prices have resulted in a $17 million increase in the costs associated with the purchase and on-sale of crude oil in the Cooper Basin, with these costs recouped through higher revenues from the on-sale of these products. Higher revenues have also led to higher royalty payments, adding approximately $2 million to costs. Indirectly the higher oil price has led to a tightening market for oil and gas professionals and services, with higher labour charges, higher joint venture recharges and higher project costs adding around $10 million to operating expenses.

In addition, as new developments are brought on line operating costs will grow along with higher production. In the year ended 30 June 2006 the commencement of production from Spring Gully has resulted in an additional $9 million of operating costs.

The introduction of successful efforts accounting policy requires that all exploration expenditure of a general nature and all unsuccessful exploration and appraisal drilling is expensed. Due to a higher level of activity in 2006 write-offs increased by $14 million from $31 million to $45 million.

As a result EBITDA for the year of $205 million was $24 million lower than last year.

Depreciation, depletion and amortisation costs increased by 9% to $106 million. The commencement of production from the Spring Gully field added approximately $7 million to D&A, while reserves write-downs in the Cooper and Surat basins (see Reserves section below) and a higher capital base in the Perth basin have resulted in higher D&A charges for these assets.

Consequently EBIT for the Exploration and Production segment decreased from $132 million to $99 million.

Acquisitions and Divestments

During the year Origin Energy purchased CSG interests in the Walloons area of Queensland from Pangaea Oil and Gas for $72 million. The assets acquired include a 40% interest in the Argyle field, interests in a number of CSG pilot projects and significant exploration acreage in the prospective Walloons area. The Company also increased its interest in the BassGas and Otway Gas projects by 5% and 1% respectively by acquiring these interests from CalEnergy Gas (Australia) Ltd for $72 million.

During the course of the year Origin Energy disposed of interests in the Moura CSG field in Queensland, the Tubridgi field in Western Australia, some CSG exploration tenements and part of its interest in Magellan Petroleum Australia



Limited. Net proceeds from these sales added around $11.5 million to EBIT for the year while, in the 2005 financial year, the sale of the Carpentaria gas pipeline added $10.3 million.

Reserves

During the year Origin Energy increased 2P reserves by a net 216 PJe to 2,436 PJe.

In the Spring Gully CSG field 170 PJe were added through ongoing appraisal and development activities, while the acquisition of a 40% interest in the Argyle CSG field added 138 PJe. The acquisition of additional interests in the Bass and Otway basins added a further 33 PJe.

Following detailed reviews of field performance and technical studies, a downward reserves revision of 40 PJe was required in the Cooper Basin and in the Surat Basin a downward revision of 10 PJe was required following unfavourable drilling results on the Myall Creek field.

Following production of 78 PJe over the year and taking these reserves adjustments into account, Origin Energy's 2P reserves replacement ratio was around 375%.

Producing Assets

Cooper Basin - Queensland/South Australia

In line with expectations, total production from the Cooper Basin fell to 33.4 PJe compared with 38.7 PJe for the previous year. This reflects continued field decline. Thirty-eight development wells were drilled with all wells completed for future production.

In the coming year it is expected that sales of gas, condensate and LPG will decline by around 10% compared with the year ended 30 June 2006, and that oil production will be maintained at current levels.

Surat and Bowen Basin - Queensland

Over half Origin Energy's natural gas reserves are now located in this area, which includes both coal seam gas (CSG) and conventional gas reserves.

In June 2005, Origin Energy's Spring Gully CSG Project was commissioned on schedule and on budget. Production levels have continued to grow, with gas rates above expectation and water rates lower than anticipated.

An expansion of the Spring Gully CSG Project was announced in July 2006 with a further $114 million to be invested which will double production capacity to around 85 TJ per day by mid 2007. The expansion will include 30 new gas wells, expansion of the existing Spring Gully gas plant, and a new gas plant at Strathblane, 15 km north east of Spring Gully.



Production capabilities have also been enhanced in the nearby Surat Basin and Denison Trough fields. Installation of additional compression capacity at the Myall Creek field and an upgrade of the Newstead storage facility with the drilling of two injector wells have increased production capacity of the Surat Basin. In the Denison Trough, pipeline projects to bring the Punchbowl Gully and Sardine Creek gas fields on stream were completed.

Perth Basin - Western Australia

Net production to Origin Energy from Perth Basin oil fields averaged 3,295 barrels of oil per day (bopd), down 27% from around 4,500 bopd last year as the fields entered natural decline.

Scale precipitates related to the mixing of natural and injected water have affected production from both the Hovea and Jingemia fields during the year and at Jingemia the early onset of water breakthrough at key wells constrained oil production towards the end of the year. Further development drilling is being undertaken to mitigate this decline and an exploration program including nine wells is being undertaken to target new oil and gas reserves in the Perth Basin during the coming year.

Gas production from the Perth Basin increased by 28% to 3.2 PJ per annum as the Tarantula field was connected for production.

Onshore Otway Basin - Victoria/South Australia

As anticipated, production from the Katnook gas fields continued to decline with production levels only 47% of those for the previous year. As a consequence, Origin Energy customers in south east South Australia are being supplied via the SESA and SEA Gas pipelines.

Development projects

BassGas Project (Victoria/Tasmania)

Gas sales from the BassGas Project commenced in May 2006 and condensate sales commenced in June 2006. This project has experienced significant delays in completion and cost overruns. The market was advised in July 2006 that the estimated capital cost for completing the project would be approximately $750 million. The Project is expected to achieve full production in the September quarter of 2006.

The revenue received from sales during the commissioning phase will be offset against capital cost until such time as the project is declared ready for operation. All of the gas produced from the field is being sold to Origin Energy Retail, and Origin Energy is selling its share of LPG to Origin Energy's LPG business. All condensate is being trucked to the Shell refinery at Geelong.

Delays and cost increases on the BassGas Project remain the subject of arbitration with Clough Engineering Ltd.



Otway Gas Project (Victoria/Tasmania)

The Otway Gas Project operated by Woodside was scheduled for completion by the end of the financial year but has also been subject to delays. In particular progress in completing works associated with the onshore plant has been slower than expected. Commissioning of the facility is now expected to commence during the December Quarter 2006.

A three well drilling program consisting of one exploration/appraisal well and two development wells was undertaken during the year, confirming the substantial reserves in the Thylacine field.

Kupe Gas Project (New Zealand)

In June 2006 the Kupe joint venture parties approved the final investment decision for this project allowing construction to commence. As a result of continuing high global demand for materials, equipment and services the project cost estimate increased to NZ$980m. However, a renegotiated gas supply agreement, coupled with higher expected condensate and LPG prices and an increase in reserves of around 16% announced in April 2005 have assisted in offsetting these cost increases.

It is intended that the construction project will be managed through an 'alliance' arrangement whereby Origin Energy and the major contractor, Technip, will jointly implement the construction program. Construction is due to commence in September 2006 and the final development is expected to be on-line by mid 2009.

Exploration

During the year the Company continued to build its exploration portfolio, engaging in an active exploration and appraisal drilling program, undertaking seismic acquisition in some of its most prospective areas, furthering studies to appraise recent discoveries and securing new exploration acreage.

Origin Energy participated in the drilling of a total of 39 exploration and 20 appraisal wells. In the Cooper Basin 16 exploration and appraisal wells were drilled of which 12 wells (four oil wells and eight gas wells) were cased for future production. Fourteen wells were drilled in CSG tenements helping to establish a significant increase in reserves in these areas. In the Perth basin 11 wells were drilled with some wells successful (including the Tarantula 1ST1 gas discovery and the Jingemia 9 appraisal well which commenced production at 4,000 bopd) but overall results were below expectations. Of 12 oil and gas wells in the Surat Basin and Denison Trough areas, 7 were cased and suspended for future production or evaluation, including the Emu Apple 1 and Meriwee 1 oil discoveries.

Significant seismic acquisition programs were undertaken in the offshore Otway and Bass basins and in New Zealand. 3D seismic surveys were completed over the Aragon prospect in the Otway Basin and the Trefoil discovery in the Bass Basin, while a combination of 3D and 2D seismic surveys were recorded in New



Zealand in the Taranaki and Canterbury basins. Further seismic surveys are planned in late 2006/early 2007 for the Northland and Canterbury basins to mature drilling targets for late 2007 and beyond.

Studies to appraise the Trefoil discovery continued in conjunction with the acquisition of the 3D seismic survey and will continue in the coming year. In the Otway Basin technical studies to evaluate the development options for the Halladale and Blackwatch discoveries also continued and are expected to be completed during the coming year.

In New Zealand Origin Energy was granted exploration permits in the offshore Canterbury Basin and the offshore Northland Basin. Origin Energy is now the largest holder of exploration acreage in New Zealand with in excess of 27,000 sq km held under title. The Company extended its holdings of coal seam gas permits with the acquisition of interests in the Walloons area of south east Queensland. It also secured options over interests in two offshore exploration permits in Kenya which, once approved by Government authorities, can be exercised through the acquisition of seismic exploration surveys.

In 2006/07 extensive drilling will be conducted in Origin Energy's Walloon CSG reserves, with reserves in the order of 500 PJ being targeted. Expansion plans for the CSG segment of Origin Energy's business will continue to play an important part in Origin Energy's growth.



Retail

	2005/06	2004/05	% Change
Total Sales Revenue	3,214	3,068	5
EBITDA	273	257	6
EBIT	227	207	10

Performance metrics by product and variance from last year	Natural Gas		Electricity		LPG	
Revenue (A$m)	909	*+7%*	1,678	*+1%*	557	*+15%*
Gross Margin (A$m)	148	*+11%*	291	*+6%*	145	*+3%*
EBITDA (A$M)	224 *(+7%)*				49	*+4%*
EBIT (A$M)	202 *(+11%)*				25	*+1%*
Sales - (PJ)	127	*+9%*				
Sales - (TWh)			15.6	*0%*		
Sales - (ktonnes)					522	*+3%*
Total Sales (PJe)	127	*+9%*	56	*0%*	26	*+3%*
Customer # ('000)	880	*-20k*	955	*+42k*	300	*+11k*

A strong performance during the second half of the year has resulted in a higher contribution from the Retail business. Cold weather over the June quarter contributed to the improved result. Churn continued at high rates. Origin Energy acquired over 325,000 new customers during the year and recorded a net increase of 33,000 customers across its natural gas, electricity and LPG operations. The Company expensed all costs associated with these customer churn and acquisition activities. Despite this high level of activity - and a net gain in customers which will tend to depress margins - the EBIT to Sales margin for the Retail business increased from 6.7% to 7.1%.

Total energy sales of 209 PJe were 6% higher than last year. In a reverse of the normal retail seasonality, energy sales were higher in the second half. In the year to 30 June 2006, 51% of energy volume was sold in the second half compared with 48% in the second half of the prior year. In the first half Effective Degree Days (EDDs - a relative measure of the potential heating requirements of a market) in the important Victorian market were 14% lower than the ten year average for the first half, and 15% lower than the same period last year; while in the second half EDDs were 18% higher than the ten year average, and nearly 40% higher than last year. This has helped turn around a modest first half performance which was 12% lower than the prior corresponding period, to a full year performance in which EBIT was 10% higher than the prior year.



Total Sales Revenue was up 5% on last year to $3.2 billion. The main contributing factors were higher natural gas volumes together with higher LPG sales and the pass through of higher LPG purchasing costs.

The Gross Margin on product sales increased to a total of $585 million with details for individual products discussed below.

As discussed in previous results announcements, it is expected that operating costs will increase during periods in which net increases in customer accounts are achieved, reflecting the level of activity required to win a higher number of new customers. Consistent with this, operating costs increased by 7% or $19 million across the Retail segment.

Operating costs increased by $16 million across the natural gas and electricity businesses. The main components of this were higher customer acquisition and advertising costs, higher payroll costs largely attributable to an increase in employees required to establish competitive capabilities in the NSW and South Australian markets, and higher Ombudsman charges. Operating costs in the LPG business increased by around $3 million in line with increased volumes and CPI increase in labour costs.

Consequently EBITDA increased by $17 million or 6% to $273 million.

EBIT of $227 million was up $20 million or 10% on the prior corresponding period. This represents an EBIT to Sales margin across all Retail operations of 7.1%, up from 6.7% in the prior year.

In the natural gas and electricity business (excluding LPG) the EBIT to Sales margin increased from 7.2% to 7.8%, while EBIT per customer increased by 10% from $100 to $110 per customer. In the LPG business EBIT / Sales margin decreased from 5.0% to 4.5% and EBIT / customer decreased from $85 to $82 per customer.

Natural Gas

Natural gas sales volumes of 127 PJ were 10 PJ or 9% higher than for the prior year. The increase occurred predominantly in the second half of the year in response to colder weather and higher consumption per customer. The Gross Margins for gas increased 11% year on year to $148 million through a combination of higher residential volumes, favourable tariff movements and higher margins associated with commercial and industrial sales.

Electricity

Electricity volumes were essentially constant year on year but, as with natural gas, the second half was considerably stronger than the first half.

Electricity revenue was 1% higher than the prior year. Despite rising spot prices for electricity, the group achieved overall lower year on year energy purchasing costs. This together with the combined impact of lower network charges and higher land tax, resulted in a 6% increase in Gross Margin to $291 million.



LPG

Sales volumes for LPG increased 3% over the prior year to 522 kilotonnes. Sales increased in almost all areas, including autogas where increasing petrol prices are assisting resurgence in automotive LPG demand. The acquisition of the Speed-E-Gas business contributed to the higher sales in Australia while, in New Zealand, cold weather saw volumes increase by 5% over last year.

The international price of LPG continued to increase, averaging A$655 per tonne compared with $A519 per tonne last year. This increased the working capital demands in the business and put pressure on margins. These higher costs are passed on to customers as contracts are renewed and this saw revenues for the year rise 15% to $557 million. The Gross Margin, however, increased only 3% to $145 million reflecting some inevitable lag in passing on these significant wholesale price increases to customers.

Customer Accounts

Customer account numbers increased by over 30,000 during the year.

Natural gas customers declined by a net 20,000 reflecting continuing losses in the South Australian market - where Origin Energy was the incumbent supplier before contestability was introduced - partially offset by customer gains in Victoria.

Electricity customers increased by 42,000 as the result of net customer gains in the NSW and South Australian markets. Origin Energy now has around 150,000 electricity customers in these two States and has established the ability to compete effectively in these new markets.

In the Victorian market Origin Energy originally purchased gas and electricity businesses with little geographic overlap and which therefore contained few dual fuel accounts. The Company has used its billing relationships and other channels to move towards a stronger dual fuel position. During the year Origin Energy increased its dual fuel customer accounts by over 25% accounts to 703,000, representing nearly 40% of the Company's gas and electricity accounts.

The Company has also continued to increase the penetration of green energy products, including the first greenhouse-gas-neutral gas product. As at 30 June 2006 the Company had established over 90,000 accredited Green product accounts.

Overall customer churn remains high, with rates of around 20% being experienced in the main Victorian market. This level of activity continues to place pressure on retail margins.

LPG customers increased by 11,000 largely as the result of the acquisition of the Speed-E-Gas business in NSW.



Generation

	2005/06	2004/05	% Change
Total Sales Revenue	104	125	(17)
EBITDA	60	52	14
EBIT	36	28	29

	2005/06	2004/05	% Change
Total Sales (TWh)	1.62	1.78	(9)

Despite lower sales of electricity associated with plant maintenance events and lower calls to run the Mt Stuart peaking plant, the Generation business provided increased contributions to EBITDA and EBIT for the year. This was assisted by the receipt of a higher supplementary capacity payment from the Mount Stuart power station, higher plant availability at most plants and the sale of minor assets.

Total Sales Revenue was 17% lower than last year at $104 million largely as a consequence of calls to run the Mt Stuart peaking plant and a major scheduled overhaul at the Worsley cogeneration plant.

A key driver for the Generation segment is high plant availability. This ensures high utilisation of base load plant and increases the likelihood that peaking plants are available to take advantage of price spikes in the market. Plant availability improved for all power stations during the period except Ladbroke Grove (refit for new gas supply) and Worsley (major scheduled maintenance). In particular the Mount Stuart plant achieved 98.7% availability.

EBITDA for the Generation segment increased by $7 million or 14% to $60 million. This was primarily due to higher supplementary capacity payments and lower operating costs at Mt Stuart (+$5.2 million compared with last year), higher earnings from Osborne (+$2.5 million), the sale of an option to purchase an interest in the Challicum Hills wind farm (+$2.2 million) and sale of the small OneSteel cogeneration plant (+$0.3 million). These factors more than offset minor declines in other areas of operation.

Depreciation charges decreased marginally year on year as life-extension capital works at the Roma power station and the connection of a new gas supply to the Ladbroke Grove region allowed the effective life of both these plants to be extended. As a result, D&A charges decreased by 2% to $24 million.

Consequently EBIT increased 29% from $28 million to $36 million. The result was seasonal, with over 90% of EBIT coming from the first six months of the year. This reflected a combination of positive elements occurring during the first half - such as receipt of the Mt Stuart supplementary capacity payment, sale of the Challicum Hills option and sale of the OneSteel plant - while in the second half the contribution was constrained by the scheduled maintenance at Worsley combined with higher project costs.



Power Developments

Origin Energy is planning and permitting a power station of up to 1,000 MW at Mortlake in Western Victoria. The project will include a dedicated 70 km gas pipeline to transport natural gas to the site.

In late 2005 the Environmental Effects Statement for this project, was released for public comment and formal assessment. After the consultation period was completed, the project received general endorsement by the Victorian government in July 2006. The assessment is a precursor to receiving final regulatory approvals for the project. After these approvals have been received, Origin Energy will determine whether to proceed with the next stage of the project. This decision will be dependent on commercial considerations including an assessment of supply and demand for electricity in the Victorian market.

A similar power development is being planned by Origin Energy at Spring Gully, 80 km north of Roma in central Queensland and adjacent to Origin Energy's Spring Gully CSG production facility. This project will again be permitted to around 1,000 MW and, as with Mortlake, may be built in two or more stages. The first 500 MW stage would allow Origin Energy to meet the current forecast demand for additional electricity generation capacity expected in Queensland in 2008 and beyond. An Environmental Impact Statement for this project was released for public comment in November 2005 and regulatory approvals are expected during the September Quarter 2006.

Renewables

Origin Energy has continued to make progress on development of its patented, SLIVER photovoltaic technology. The 75W modules developed during the last year continue to undergo internal reliability testing and a series of larger modules of up to 150W have been built. The Company has also been engaged in securing an international development and marketing partner and is continuing discussions with parties in this regard.

Origin Energy also has a 14.4% interest in Geodynamics Limited, which is developing a geothermal resource in South Australia's Cooper Basin. During the year Geodynamics has experienced difficulty completing the drilling and testing of the Habenero 2 well, leading to its suspension in late June. Progress has nonetheless been made in meeting many of the technical milestones associated with the project.

In December 2005, a $5 million Renewable Energy Development Initiative (REDI) grant was awarded to assist development of the Company's SLIVER technology. The project has also received $2 million from the South Australian Structural Adjustment Fund. Geodynamics Limited also received a $5 million REDI grant towards the development of a demonstration Kalina Cycle plant for the Cooper Basin geothermal project.



Networks

	2005/06	2004/05	% Change
Total Sales Revenue	172	159	8
EBITDA	30	34	(14)
EBIT	29	33	(13)

Total Sales Revenue for the networks segment was 8% higher than the prior year at $172 million. This refected higher gas volume throughput in networks under management due to colder weather, together with higher operating and capital recoveries.

EBITDA of $30 million represented a 14% decrease on the prior year while EBIT decreased by $4.3 million or 13% to $29 million.

These decreases were primarily the result of different accounting treatment for the distribution which Origin Energy receives from its investment in Envestra Ltd. While the distribution received remained unchanged across the two periods, in the year ended 30 June 2005 the full value of the distribution was recognised as revenue. For the June 2006 year, the distribution has been recognised on an effective yield basis and accordingly only a part of the distribution received is recognised as revenue, while the balance is recognised as capital return. This has a negative impact of approximately $5 million at the EBITDA and EBIT level.

Contributions from Origin Energy's asset management business and the SEA Gas pipeline were essentially in line with the prior corresponding period. The gas volumes transported in the SEA Gas pipeline have increased significantly year on year reflecting a full year of production from the Minerva field in the Otway Basin and a full year of operation of the second compressor station on the pipeline which commenced operations in January 2005. As Origin Energy receives profit from the pipeline based on reservation charges, the additional volume of throughput has only a minor impact on earnings.

Total natural gas connections for gas networks under management increased by 2.3% during the year to over 968,000. The volume of gas delivered through the distribution network also increased by around 2%, largely as a consequence of colder weather in southern Australia.

All key performance targets for the joint venture between Origin Energy and United Utilities, which is managing the assets of Coliban Water in Victoria, were met or exceeded.



Contact Energy Limited

The financial and operating performance of Contact Energy is reported from the time Origin Energy took a controlling interest in Contact Energy on 1 October 2004. The 2005 financial year therefore contains only 9 months contribution from Contact Energy to Origin Energy's results, compared with a full 12 months in financial year 2006.

Financial Performance

	12 months to 30 June 2006	9 months to 30 June 2005	% Change
Total Sales Revenue	2,075	1,216	71
EBITDA	519	346	50
EBIT	400	257	56

Performance of Operations

	12 months to 30 June 2006	9 months to 30 June 2005
Total Gas Sales	74.8	42.5
Retail Electricity Sales	7,361	5,180
Electricity Generated	11,534	7,971
Electricity Customers	515,000	513,00
Gas Customers	79,000	85,000

A financial report entitled "Management Discussion of Audited Financial Results for the 12 Months Ended 30 June 2006" covering the 2006 financial year was issued by Contact Energy to the New Zealand Stock Exchange on Friday 25 August 2006 and is available on Origin Energy's website www.originenergy.com.au. That document contains details regarding Contact Energy's financial and operating performance during the period, including comparisons to the performance of Contact Energy in the prior corresponding period.

Performance of Operations

Contact Energy has performed strongly during the 12 month period.

High electricity prices in New Zealand were caused by low water inflows to the hydro electric schemes which produce the bulk of the country's electricity. However, unlike some generation companies in New Zealand, Contact Energy has a mix of hydro, geothermal and thermal generation. Despite a significant reduction in its hydro generation output, Contact Energy was able to increase thermal generation by around 40% to record a 10% increase in its total generation output when compared with the prior 12 months. This higher output combined with higher prices to significantly boost earnings from its generation business.



Contact Energy also has an energy wholesale and retail business in New Zealand. This business was impacted adversely by the high wholesale price of energy. However, as a net generator of electricity Contact Energy benefited overall. In addition Contact Energy sold its 40% interest in the Valley Power station during the year. Together with its strong operating performance, this led to an increase in its net profit after tax by 55% over the prior 12 months period to NZ$281 million.

During the course of the year Origin Energy put forward to the independent Directors of Contact Energy a proposal to merge the two companies by way of a Dual Listed Companies structure. After an initial assessment, the Independent Directors of Contact Energy determined that the proposal had merit and should be put forward to shareholders for their consideration and entered into a Merger Implementation Agreement. Under the agreement Origin Energy and Contact Energy commenced resolving the legal, regulatory and shareholder issues and approvals associated with the proposed merger.

By June 2006 it was clear that the proposal would not receive the support of Contact Energy shareholders under the terms offered, and the Board of Origin Energy determined it was not prepared to improve the terms of the merger proposal. Both parties therefore agreed to terminate the Merger Implementation Agreement.

Financial performance as a subsidiary of Origin Energy

Origin Energy has consolidated 100% of Contact Energy as required by Australian accounting standards. The interests attributable to minority shareholders are recognised as Minority Interests in the final reporting of Net Profit After Tax and Total Equity.

In consolidating Contact Energy's results, Origin Energy has used an average exchange rate for the period of NZ$1.1215 to the A$.

This resulted in the consolidation of $519 million EBITDA (100% of Contact Energy's adjusted EBITDA converted to A$), and $400 million EBIT. Contact Energy contributed $71 million to Origin Energy's net profit after tax after the recognition of outside equity interests, deducting Origin Energy's acquisition debt funding expenses of $66 million (before tax), and the allocation of Origin Energy's costs associated with the proposed merger with Contact Energy.

Included in the consolidated result is a benefit of $15.9 million (after tax and after elimination of minority interests) for the sale of the Valley Power power stations in Victoria. This is largely offset by charges of $10.4 million representing the after tax cost attributable to Origin Energy of considering the merger proposal (including Origin Energy's own costs and Contact Energy's costs consolidated in Origin Energy's accounts after elimination of minority interests). These two items result in a net $5.5 million benefit to NPAT.



Origin Energy Key Financials

	2005/06 ($m)	2004/05 ($m)	% change
Total revenue and other income	5,950	4,902	21
EBITDA	1,087	918	18
EBIT	791	656	20
Profit before tax	623	509	23
Profit after tax	454	371	22
Profit after tax and outside equity interests	332	301	10
Free cash flow[1]	583	448	30
OCAT ratio[2]	12.5%	11.2%	N/A
Capital expenditure	897	1,475	(39)
Total assets	8,665	8,123	7
Net debt	2,411	2,743	(12)
Adjusted net debt[3]	2,637	2,743	(4)
Shareholders equity	3,646	3,519	4
Key Ratios			
Earnings per share	41.9 c	42.1 c	(0.4)
Free cash flow per share[1]	73.6 c	62.6 c	18
Total dividend per share	18.0 c	15.0 c	20
Net asset backing per share	$4.59	$4.46	3
Adjusted net debt to debt plus equity[4]	42%	44%	N/A
Adjusted net debt to equity[4]	72%	78%	N/A
Interest cover[4]	4.2x	4.2x	N/A
Return on equity	12.3%	11.9%	N/A
Segment Analysis (EBITDA)			
Exploration & Production	205	230	(11)
Retail	273	257	6
Generation	60	52	14
Networks	30	34	(14)
Contact Energy	519	346	50

(1) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

(2) OCAT Ratio includes Contact Energy for 12 months in 2006 and nine months in 2005.

(3) Adjusted to exclude mark-to-market fair value of debt.

(4) Excludes the impact of debt mark-to-market.

(5) EBIT / interest - includes capitalised interest, excludes unwinding discount on provisions and derivative instruments.


Origin
energy

Origin Energy Limited
and its Controlled Entities

ABN 30 000 051 696

Appendix 4E

30 June 2006

APPENDIX 4E

Results for announcement to the market:

				A$'000
Sales revenue	up	20.7%	to	5,879,756
Net profit for the period attributable to members	up	10.2%	to	331,909
Earnings per share - basic	down	0.5%	to	41.9¢
Earnings per share - diluted	down	0.2%	to	41.7¢

Dividends	Amount per security	Franked amount per security at 30% tax
Final dividend declared subsequent to 30 June 2006	9 cents	9 cents
Previous corresponding period	8 cents	8 cents

Record date for determining entitlements to the dividend: 8 September 2006

Brief explanation of any of the figures reported above or other item(s) of importance not previously released to the market:

Refer to the Directors' Report included in the condensed consolidated financial report for explanations.

Discussion and Analysis of the results for the year ended 30 June 2006:

Refer to the Directors' Report included in the condensed consolidated financial report for commentary.


Origin
energy

Origin Energy Limited and its Controlled Entities

ABN 30 000 051 696

CONDENSED CONSOLIDATED FINANCIAL REPORT

30 June 2006

CONDENSED CONSOLIDATED INCOME STATEMENT

Origin Energy Limited and its Controlled Entities

for year ended 30 June	Note	Consolidated 2006 $'000	2005 $'000
Sales revenue		5,879,756	4,869,969
Other income		70,665	32,416
Total sales revenue and other income	3(a)	5,950,421	4,902,385
Raw materials and consumables used, and changes in finished goods and work in progress		3,974,299	3,224,590
Advertising expense		26,996	24,143
Bad debts expense		14,768	16,017
Consultancy expense		36,368	13,319
Contracting expense		131,623	110,797
Depreciation and amortisation expense		296,638	262,198
Employee benefits expense		309,395	266,156
Exploration expense		45,223	31,405
Oil and gas production expense		59,254	44,355
Net loss on derivative instruments and other financial assets		20,163	19,034
Motor vehicle expense		17,592	19,246
Occupancy expense		33,031	33,294
Repairs and maintenance expense		44,496	35,078
Royalties expense		31,719	30,355
Administration and other expenses		138,628	132,561
Total expenses, excluding financing costs		5,180,193	4,262,548
Net financing costs	3(b)	167,391	147,661
Share of net profits of associates and joint venture entities accounted for using the equity method	8	20,391	16,398
Profit before income tax		623,228	508,574
Income tax expense	4	169,148	137,171
Profit for the year		454,080	371,403
Profit attributable to minority interests		122,171	70,170
Profit attributable to members of the parent entity		331,909	301,233
Basic earnings per share	11	41.9¢	42.1¢
Diluted earnings per share	11	41.7¢	41.8¢
Normalised earnings per share - basic	11	41.9¢	39.5¢
Normalised earnings per share - diluted	11	41.7¢	39.2¢

The Income Statement should be read in conjunction with the notes to the financial statements.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

Origin Energy Limited and its Controlled Entities

for year ended 30 June	Note	Consolidated 2006 $'000	2005 $'000
Available for sale investments:			
Valuation gain taken to equity on initial adoption of AASB 132 and AASB 139, net of tax	10	27,614	-
Gains/(losses) transferred to income statement	10	(1,646)	
Valuation loss taken to equity for the year ended 30 June 2006	10	(1,602)	-
Cash flow hedges:			
Loss taken to equity on initial adoption of AASB 132 and AASB 139, net of tax	10	(11,010)	-
Gains/(losses) transferred to income statement	10	40,504	-
Transferred to carrying amount of assets	10	(977)	-
Transferred to foreign currency translation reserve	10	855	
Valuation loss taken to equity for the year ended 30 June 2006	10	(23,361)	-
Share of increase in hedging reserves attributable to equity accounted entities for the year ended 30 June 2006	10	3,827	-
Net gain/(loss) on hedge of net investment in foreign subsidiary:			
Gain/(loss) taken to equity for the year ended 30 June 2006	10	45,162	8,177
Translation of foreign operations:			
Exchange differences taken to equity	10	(256,009)	(28,830)
Transferred from cash flow hedge reserve	10	(855)	-
Actuarial gain/(loss) on defined benefit superannuation plan, net of tax	10	6,373	(6,693)
Net income/(expense) recognised directly in equity		**(171,125)**	**(27,346)**
Profit for the year		454,080	371,403
Total recognised income and expense for the year		**282,955**	**344,057**
Total recognised income and expense for the year attributable to minority interests	10	13,075	59,306
Total recognised income and expense for the year attributable to members of the parent entity		**269,880**	**284,751**

The Statement of Recognised Income and Expense should be read in conjunction with the notes to the financial statements.
Other movements in equity arising from transactions with owners as owners are set out in note 10.

CONDENSED CONSOLIDATED BALANCE SHEET

Origin Energy Limited and its Controlled Entities

as at 30 June	Note	Consolidated 2006 $'000	2005 $'000
CURRENT ASSETS			
Cash and cash equivalents		309,229	87,793
Trade and other receivables		875,459	830,009
Inventories		101,884	95,594
Other financial assets		219,881	-
Other		42,998	59,555
TOTAL CURRENT ASSETS		1,549,451	1,072,951
NON-CURRENT ASSETS			
Receivables		3,638	5,503
Investments accounted for using the equity method		78,448	114,636
Other financial assets		216,710	174,092
Property, plant and equipment		5,244,933	5,165,113
Exploration and evaluation expenditure		186,064	211,504
Development expenditure		128,910	90,958
Intangible assets		1,227,860	1,263,426
Deferred tax assets		5,133	5,471
Other		23,780	19,313
TOTAL NON-CURRENT ASSETS		7,115,476	7,050,016
TOTAL ASSETS		8,664,927	8,122,967
CURRENT LIABILITIES			
Trade and other payables		796,243	688,478
Interest-bearing liabilities		511,916	239,566
Other financial liabilities		148,108	-
Tax liabilities		26,179	9,102
Provisions		95,297	92,017
TOTAL CURRENT LIABILITIES		1,577,743	1,029,163
NON-CURRENT LIABILITIES			
Trade and other payables		6,460	6,698
Interest-bearing liabilities		2,207,896	2,590,745
Other financial liabilities		271,008	-
Tax liabilities		778,658	797,733
Provisions		177,477	180,035
TOTAL NON-CURRENT LIABILITIES		3,441,499	3,575,211
TOTAL LIABILITIES		5,019,242	4,604,374
NET ASSETS		3,645,685	3,518,593
EQUITY			
Issued capital	9	1,158,959	1,133,890
Reserves	10	(38,008)	(2,887)
Retained earnings	10	1,569,728	1,393,238
Total parent entity interest		2,690,679	2,524,241
Minority interests	10	955,006	994,352
TOTAL EQUITY	10	3,645,685	3,518,593

The Balance Sheet should be read in conjunction with the notes to the financial statements.

Net Tangible Asset Backing	Consolidated June 2006	June 2005
Net tangible asset backing per ordinary security	$ 1.84	$ 1.60

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Origin Energy Limited and its Controlled Entities

for year ended 30 June	Note	Consolidated 2006 $'000	Consolidated 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers		6,216,021	5,211,994
Cash paid to suppliers		(5,131,806)	(4,345,052)
Cash generated from operations		1,084,215	866,942
Dividends/distributions received from associates/joint venture entities		20,316	18,867
Other dividends received		836	1,141
Income taxes paid		(118,788)	(181,213)
Net cash from operating activities		986,579	705,737
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for property, plant and equipment		(480,276)	(337,673)
Payments for exploration and producing areas of interest		(199,896)	(129,488)
Acquisition of controlled entities (net of cash acquired)	6(c)	(31,174)	(942,504)
Acquisition of other investments		(940)	(2,321)
Acquisition of businesses and other assets (net of cash acquired)		(148,838)	(22,753)
Loans to equity accounted entities		-	(2,514)
Repayment of loans by equity accounted entities		59,026	1,165
Interest received		20,317	8,553
Net proceeds from disposal of investments		66,848	1,659
Net proceeds from sale of non-current assets		27,872	20,593
Net cash used in investing activities		(687,061)	(1,405,283)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		2,808,342	3,684,256
Repayment of borrowings		(2,515,922)	(3,293,814)
Interest paid		(205,506)	(158,812)
Dividends paid by parent entity		(110,657)	(64,887)
Dividends paid to minority interests		(52,421)	(43,563)
Proceeds from issues of share capital		4,006	7,808
Proceeds from Rights Issue		-	630,504
Proceeds from issue of convertible undated preference shares (net of transaction costs)		-	592,885
Redemption of convertible undated preference shares		-	(619,848)
Net cash provided by/(used in) financing activities		(72,158)	734,529
NET INCREASE IN CASH AND CASH EQUIVALENTS		227,360	34,983
Cash and cash equivalents at the beginning of the year		79,030	44,318
Effect of exchange rate changes on cash		(3,756)	(271)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6 (a)	302,634	79,030

The Statement of Cash Flows should be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Origin Energy Limited (the "company") is a company domiciled in Australia. The condensed consolidated financial report of the company for the year ended 30 June 2006 comprise the company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interest in associates and jointly controlled entities. The financial report was authorised for issue by the directors on 30 August 2006.

Basis of preparation

The financial report is presented in Australian dollars.
The entity has elected to early adopt the following accounting standards and amendments:

- AASB 7 *Financial Instruments: Disclosures;*
- AASB 119 *Employee Benefits* (December 2004);
- AASB 2004-3 *Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements, AASB 124 Related Party Disclosures;*
- AASB 2005-1 *Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement;*
- AASB 2005-3 *Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (either July or December 2004);*
- AASB 2005-4 *Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts, AASB 1038 Life Insurance Contracts;*
- AASB 2005-5 *Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), and AASB 139 Financial Instruments: Recognition and Measurement;*
- AASB 2005-6 *Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations;*
- *AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7;*
- *AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending AASB 121 The Effects of Changes in Foreign Exchange Rates (July 2004);*
- *UIG 4 Determining whether an Arrangement contains a Lease;*
- *UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;* and
- *UIG 9 Reassessment of Embedded Derivatives*

The entity has elected not to early adopt the following standards and amendments:

- *UIG 8 Scope of AASB 2* ; and
- AASB 2005-9 *Amendments to Australian Accounting Standards (September 2005) amending AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts, AASB 139 Financial Instruments: Recognition and Measurement and AASB 132 Financial Instruments: Presentation.*

The adoption of these standards could have an effect on the financial results of the consolidated entity, however, the impact is not known or reasonably estimable in the current year as the consolidated entity is in the process of assessing their impact.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The condensed consolidated financial report has been prepared in accordance with the Corporations Act 2001 and applicable Urgent Issues Group Consensus views. The financial report and specific disclosures required have been derived from the consolidated entity's full financial report for the financial year. Other information included in the condensed consolidated financial report is consistent with the consolidated entity's full financial report. The condensed consolidated financial report does not, and can not be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivatives financial instruments and financial assets classified as available-for-sale.

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The preparation of a financial report requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Except for the change in accounting policy relating to financial instruments, the accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening A-IFRS balance sheet at 1 July 2004 for the purposes of the transition to A-IFRS. The accounting policies have been applied consistently by all entities in the consolidated entity.

Change in accounting policy: Adoption of AASB 132 and AASB 139

In the current financial year the consolidated entity adopted AASB 132: *Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement.* This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available for sale investments and derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings, hedging reserve and available for sale reserve) at 1 July 2005.

The impact on the balance sheet in the comparative period is set out in note 13 as an adjustment to the opening balance sheet at 1 July 2005.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation:

Subsidiaries

The consolidated financial statements of the consolidated entity include the financial statements of Origin Energy Limited and all entities in which it had a controlling interest. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The effects of transactions between entities incorporated in the consolidated financial statements are eliminated. Minority interests in the equity and profit of entities that are under the control of Origin Energy Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the profit or loss are included only from the date control commenced or up to the date control ceased.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence, but not control, over the financial and operating policies and which are not intended for sale in the near future. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. The consolidated financial statements includes the consolidated entity's share of the total recognised gains and losses of associates on an equity accounted basis from the date that significant influence commences until the date that significant influence ceases. When the consolidated entity's share of losses exceeds its interest in an associate, the consolidated entity's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint venture entities

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement. In the consolidated financial statements, investments in jointly controlled entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the jointly controlled entity's profit or loss is recognised in the consolidated statement of financial performance from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in the consolidated reserves.

Joint venture operations

The consolidated entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of the joint ventures' assets, liabilities and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

Segment reporting: A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Receivables: Trade and other receivables are recorded at amortised cost less accumulated impairment losses.

Cash and cash equivalents: Cash and cash equivalents comprise cash balances and call deposits with an original maturity of less than three months. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Inventories: Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined predominantly on the first-in-first-out basis of valuation.

Deferred expenses: Expenditure is deferred to the extent that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment: The carrying amounts of assets, other than inventories, derivatives and deferred tax assets, are reviewed at each reporting date to determine if there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated, as discussed below.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the cash-generating unit on a pro rata basis.

When a decline in the fair value of an available for sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

An impairment loss is reversed if there has been an indication that the impairment loss no longer exists and there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed. An impairment loss in respect of assets other than goodwill is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment had been recognised.

Calculation of recoverable amount: The recoverable amount of receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of some assets is their fair value less costs to sell.

Intangibles:

Goodwill:

Business combinations prior to 31 March 1999:

Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 31 March 1999 have not been reconsidered in preparing the consolidated entity's opening A-IFRS balance sheet at 1 July 2004 (see note 13).

Business combinations since 31 March 1999:

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets and contingent liabilities acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. In respect of equity accounted entities, the carrying amount of goodwill is included in the carrying amount of the investment in the equity accounted entity. Negative goodwill arising on an acquisition is recognised directly in the income statement.

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other intangible assets:
Other intangible assets that are acquired are stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets.

Research and development:
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised as an expense in the income statement as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets.

Exploration and evaluation expenditure: Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. The application of this method is based on a partial capitalisation model closely aligned to the 'successful efforts' approach. All exploration and evaluation costs, including directly attributable overheads, general permit activity, geological and geophysical costs are expensed as incurred except the cost of drilling exploration wells and the cost of acquiring new interests. The costs of drilling exploration wells are initially capitalised pending the determination of the success of the well. Costs are expensed where the well does not result in a successful discovery. Costs incurred before the consolidated entity has obtained the legal rights to explore an area are recognised in the income statement.

Exploration and evaluation expenditure is partially or fully capitalised where either (i) the expenditures is expected to be recouped through successful development and exploitation of the area of interest (or alternatively, by its sale) or (ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing, or where both conditions are met.

Upon approval for the commercial development of a project, the accumulated expenditure is transferred to development assets.

Development assets:
The costs of oil and gas assets in the development phase are separately accounted for and include costs transferred from exploration and evaluation costs once technical feasibility and commercial viability of an area of interest are demonstrable, all development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings. When production commences the accumulated costs are transferred to producing areas of interest.

Investments in debt and equity securities:
Current period:
Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

Other financial assets held by the consolidated entity are classified as being available for sale and are stated at fair value, with any resultant gain or loss recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

The fair value of financial assets classified as available for sale is their quoted bid price at the balance sheet date.
Financial assets classified as available for sale investments are recognised/derecognised by the consolidated entity on the date it commits to purchase/sell the investments. Securities held to maturity are recognised/derecognised on the day they are transferred to/by the consolidated entity.

Comparative period: Interests in listed and unlisted companies which are not controlled entities, associated entities or joint venture entities are treated as investments and are carried at cost. The carrying values are reviewed at each reporting date to ensure that they do not exceed recoverable amounts.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment: Items of property, plant and equipment are recorded at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value prior to 1 July 2004, the date of transition to A-IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Producing areas of interest:
The costs of oil and gas assets in production are separately accounted for and include costs transferred from exploration and evaluation costs, transferred development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depreciation and depletion in accordance with the policy outlined below.

Leased plant and equipment: Leases of plant and equipment which are classified as finance leases (where the consolidated entity assumes substantially all the risks and rewards of ownership of the assets) are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed on a straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets.

Self-constructed assets:
These assets are carried at cost and tested for impairment. The cost of self-constructed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Depreciation and amortisation: With the exception of producing areas of interest and land, depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The carrying values of producing areas of interest are amortised on a units of production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. Land is not depreciated.

Finance leases: A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by the repayments of principal. The interest components of the lease payments are expensed.

Operating leases: Payments made under operating leases are expensed on a straight line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property. Lease incentives are recognised in the income statement as the integral part of total lease expense spread over the lease term.

Payables: Liabilities are recognised for amounts to be paid in the future for goods and services received and are recorded at amortised cost.

Interest-bearing liabilities:

Current policy
Interest-bearing liabilities are initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of borrowings on an effective interest basis. Interest expense is recognised in the income statements as net financing costs.

Comparative period
Bank loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate in "trade creditors and accruals". Borrowings are recognised at their face value. Any premium or discount is booked as prepaid interest and is amortised over the period to maturity.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Defined benefit superannuation plans:

The consolidated entity's net obligation in respect of defined benefit pension plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on Commonwealth Government bonds that have maturity dates approximating the terms of the consolidated entity's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved , the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

When the calculation results in plan assets exceeding liabilities to the consolidated entity, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Actuarial gains and losses are recognised directly in retained earnings in the period in which they occur and are presented in the statement of recognised income and expense.

Defined contribution superannuation funds: The consolidated entity makes contributions to a defined contribution superannuation fund. All contributions are recognised as an expense in the income statements as incurred.

Long-term service benefits: The consolidated entity's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the consolidated entity's obligations.

Wages, salaries, annual leave, sick leave and non-monetary benefits: Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions: A provision is recognised in the balance sheet when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. Provisions are determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being the rates on Commonwealth Government bonds most closely matching the expected future payments, except where noted below. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the income statement, the expense recognised in respect of a provision is presented net of the recovery.
The unwinding of the discount is recognised in the income statements as a finance cost.

In the balance sheet, the provision is recognised net of the recovery receivable only when the entity has a legally recognised right to set-off the recovery receivable and the provision, and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously. A provision for dividend payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Restoration, rehabilitation and dismantling: Provisions for the estimated present value of costs relating to future restoration, removal and rehabilitation activities are recognised as liabilities when a legal or constructive obligation arises. Where the obligation arises as a result of the construction or installation of an asset or assets, an amount equal to the initial liability is capitalised as a component of the asset. At each reporting date the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. Any changes in the liability in future periods are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the income statement as it occurs. The costs, which include field site rehabilitation and restoration, remediation of soil, groundwater and untreated waste, dismantling and removal of infrastructure, are determined on the basis of current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.
Uncertainties exist as to the amount of the restoration obligations that will be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

Onerous contracts: A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

Other provisions: A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

Revenue recognition:

Sales revenue: Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised in accordance with the contractual arrangements where applicable and only once the significant risks and rewards of ownership of the goods passes from the consolidated entity to the customer or when services have been rendered to the customer and collectibility is reasonably assured. In practice the above revenue recognition approach is applied to the consolidated entity's business segments as follows:

- Revenue from the sale of oil and gas in the Exploration and Production business segment is recognised when the commodities have been loaded for shipment and title passes to the customer.
- Revenue from electricity and gas supplied by the Retail business segment is recognised once the electricity and gas has been delivered and is measured through a regular review of usage meters.
- The Generation business segment recognises revenues from the generation of electricity when the electricity has been supplied to customers. A tolling arrangement is in place at commercial rates between the Retail and Generation business segments in relation to the consolidated entity's merchant power stations. The external revenue generated by the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.
- The revenues earned by the Networks business segment for managing gas distribution networks are recognised once the management services have been rendered.

Government grants : Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the consolidated entity will comply with the conditions attaching to them. Grants that compensate the consolidated entity for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the consolidated entity for the cost of an asset are recognised in the income statement as other income on a systematic basis over the useful life of the asset.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Dividends: Revenue from dividends from associates and other investments are recognised when dividends are declared. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

Net financing costs: Net financing costs comprise interest payable on borrowings calculated using the effective interest method, dividends on redeemable preference shares, interest receivable on funds invested, and gains and losses on interest rate swaps and cross currency interest rate swaps that are recognised in the income statement. Borrowing costs are expensed as incurred and included in net financing costs.
Financing costs incurred for the construction of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.

Interest revenue: Interest revenue is recognised as it accrues using the effective interest method.

Goods and services tax: Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the tax authorities is included as a current asset or liability in the balance sheet. Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

Income tax:

Income tax on the profit and loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Tax consolidation: The company and its wholly-owned Australian resident entities formed a tax consolidated group with effect from 1 July 2003. The head entity within the tax consolidated group is Origin Energy Limited.
Under A-IFRS, the consolidated entity has adopted UIG 1052 *Tax Consolidation Accounting* which requires the subsidiaries to initially recognise both current and deferred taxes before recognising the head entity's assumption of the current tax liability (asset) and deferred tax assets from tax losses. Under A-IFRS the subsidiaries are required to recognise deferred tax assets relating to temporary differences, other than for tax losses.

Upon adoption of UIG 1052 *Tax Consolidation Accounting* under A-IFRS, all tax funding arrangements amounts are recognised as inter-entity amounts, giving rise to a contribution by or distribution to equity participants to the extent they differ from the amounts assumed by the head entity from subsidiaries. The entities in the Australian tax-consolidated group have revised the tax funding arrangement to address only current tax amounts and deferred tax assets from tax losses/credits so that no net contributions or distributions to equity participants are expected to arise in the future.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency transactions: Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations: The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. The revenues, expenses, assets and liabilities of foreign operations in hyperinflationary economies are translated to Australian dollars at the foreign exchange rates ruling at the reporting date. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Net investment in foreign operations: Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the translation reserve. They are released into the income statement upon disposal. In respect of all foreign operations, any differences that have arisen after 1 July 2004, the date of transition to A-IFRS, are presented as a separate component of equity.

Derivative financial instruments

Current accounting policy:

The consolidated entity uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate, electricity price and commodity price risks arising from operational, financing and investment activities. In accordance with its treasury and energy risk management policies, the consolidated entity does not hold or issue derivative financial instruments for speculative or trading purposes. However, derivatives that do not qualify for hedge accounting are required to be accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value on the date the instrument is entered into. Subsequent to initial recognition, derivative financial instruments are remeasured to fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition of profit or loss depends on the nature of the hedging relationship. The consolidated entity designates certain derivatives as either hedges of the exposure to fair value changes in recognised assets or liabilities or firm commitments (fair value hedges); hedges of the exposure to variability in cash flows attributable to a recognised asset or liability or highly probable forecast transactions (cash flow hedges); or hedges of net investments in foreign operations.

Comparative period policy:

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates, electricity prices and certain commodity prices. Accordingly, the consolidated entity uses derivative financial instruments having an off-balance sheet risk to minimise the economic volatility these exposures create. Derivative financial instruments are not held for speculative purposes. Where derivative financial instruments are designated as a hedge of an anticipated transaction, gains and losses on the derivative financial instrument arising up to the date of the anticipated transaction, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred. When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the derivative financial instrument are recognised immediately in the income statement. Option premiums are recorded as prepayments when paid and amortised over the term of the option.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Hedging:

Current accounting policy

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than described above, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Fair value hedges

Where a derivative financial instrument is designated as a hedge of exposure to changes in fair value of a recognised asset or liability, the changes in fair value of the derivative are recognised in the income statement, together with the changes in fair value of the hedged asset or liability attributable to the hedged risk.

Hedge of net investment in foreign operations

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Comparative period policy

For foreign currency hedges of specific purchases or sales, the costs (or gains) of entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the balance sheet from the inception of the hedge contract. The gains or losses on the foreign currency hedges are included in the measurement of the hedged transaction, when the transaction has occurred.

Equity-based compensation: Equity-based compensation benefits are provided to employees via the Senior Executive Option Plan, Employee Share Plan and the Executive Share Plan. The accounting policies regarding each of these plans is as follows:

-Senior Executive Option Plan: the fair value of the options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date using a binomial model, taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

- Employee Share Plan and the Executive Share Plan: Where shares allocated to the benefit of employees are purchased by the company on market, the fair value of the shares is recognised as a liability in the balance sheet until paid and included in employee expenses in the income statement.

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting estimates and judgements: The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

The consolidated entity estimates the future removal costs of offshore oil and gas platforms, production facilities, wells, pipelines, LPG tankers and tanks and generation plants at the time of installation or construction of the assets. In most instances, removal of the assets occurs many years into the future. This requires judgemental assumptions regarding removal date, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and asset specific discount rates to determine the present value of these cash flows. More detail in respect of the restoration, rehabilitation and dismantling provisions is included earlier in this note.

Litigation
Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC Contract that relates to the construction of the BassGas Project. Origin remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin in this or any future financial period.

Impairment of assets
In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset-specific discount rates. For oil and gas properties , expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs.

Exploration and Evaluation expenditure
The consolidated entity's accounting policy for exploration and evaluation is set out earlier in this note. The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular, the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under this policy, Origin concludes that it is unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

Depreciation of producing areas of interest
The carrying values of producing areas of interest are amortised on a units of production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. Certain estimates and assumptions are used in determining these reserves and development cost estimates.

Fair value of financial instruments

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The consolidated entity uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present vale of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

Defined benefit superannuation plan obligations
Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit superannuation plan obligations.

Origin Energy Limited and its Controlled Entities

2. SEGMENTS
(a) Primary reporting - geographical segments

	Australia **		New Zealand ***		Consolidated	
	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000
SALES REVENUE AND OTHER INCOME						
External sales revenue	3,720,772	3,575,343	2,158,984	1,294,626	5,879,756	4,869,969
Other income	35,252	27,859	35,413	4,557	70,665	32,416
Total segment revenue and other income	3,756,024	3,603,202	2,194,397	1,299,183	5,950,421	4,902,385
RESULT						
Segment result	356,921	369,436	413,307	270,401	770,228	639,837
Share of net profits/(losses) of associates and joint venture entities	18,409	15,188	1,982	1,210	20,391	16,398
EARNINGS BEFORE INTEREST AND TAX (EBIT)	375,330	384,624	415,289	271,611	790,619	656,235
Net financing costs					(167,391)	(147,661)
Profit before income tax					623,228	508,574
Income tax expense					(169,148)	(137,171)
Profit for the year					454,080	371,403
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	546,987	553,650	540,270	364,783	1,087,257	918,433
DEPRECIATION AND AMORTISATION	171,657	169,026	124,981	93,172	296,638	262,198
SIGNIFICANT OTHER NON-CASH EXPENSES	13,160	34,193	10,805	4,448	23,965	38,641
ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	736,850	445,847	159,742	1,028,605	896,592	1,474,452

Origin Energy Limited and its Controlled Entities

2. SEGMENTS (continued)

(a) Primary reporting - geographical segments (continued)

	Australia **		New Zealand ***		Consolidated	
	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000
ASSETS						
Segment assets	4,313,243	3,465,830	3,958,874	4,449,237	8,272,117	7,915,067
Equity accounted investments	73,867	111,242	4,581	3,394	78,448	114,636
Total segment assets	4,387,110	3,577,072	3,963,455	4,452,631	8,350,565	8,029,703
Cash and current and deferred tax assets					314,362	93,264
Total assets					8,664,927	8,122,967
LIABILITIES						
Segment liabilities	1,075,026	676,792	419,567	290,436	1,494,593	967,228
Interest bearing liabilities and current and deferred tax liabilities					3,524,649	3,637,146
Total liabilities					5,019,242	4,604,374

* Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation.

** The Australian geographic segment includes operations in Australia and the Pacific.

*** The New Zealand geographic segment includes LPG and Exploration and Production activities as well as the operations of Contact Energy Limited and its controlled entities. The June 2005 comparative period includes Contact Energy Limited and its controlled entities for the nine months from the date of acquisition (1 October 2004) to the end of the year.

2. SEGMENTS (continued)
(b) Secondary reporting - business segments

	Exploration and Production		Retail		Generation		Networks		Contact **		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
SALES REVENUE AND OTHER INCOME												
Total sales	434,943	414,445	3,214,106	3,068,235	104,179	125,223	171,745	158,742	2,074,755	1,215,846	5,999,728	4,982,491
Intersegment sales elimination *	(90,977)	(64,606)	-	-	(28,995)	(47,916)	-	-	-	-	(119,972)	(112,522)
External sales revenue	343,966	349,839	3,214,106	3,068,235	75,184	77,307	171,745	158,742	2,074,755	1,215,846	5,879,756	4,869,969
Other income	20,019	11,053	7,451	6,081	4,088	406	8,254	13,939	30,853	937	70,665	32,416
Total segment revenue and other income	363,985	360,892	3,221,557	3,074,316	79,272	77,713	179,999	172,681	2,105,608	1,216,783	5,950,421	4,902,385
RESULT												
Segment result	98,975	131,702	226,681	206,461	23,947	19,398	22,071	26,177	398,554	256,099	770,228	639,837
Share of net profits/(losses) of associates and joint venture entities	-	-	91	67	11,666	8,288	6,743	6,900	1,891	1,143	20,391	16,398
EARNINGS BEFORE INTEREST AND TAX (EBIT)	98,975	131,702	226,772	206,528	35,613	27,686	28,814	33,077	400,445	257,242	790,619	656,235
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	205,403	229,621	273,254	256,711	59,574	52,097	29,594	34,357	519,432	345,647	1,087,257	918,433
DEPRECIATION AND AMORTISATION	106,428	97,919	46,482	50,183	23,961	24,411	780	1,280	118,987	88,405	296,638	262,198
SIGNIFICANT OTHER NON-CASH EXPENSES	4,700	7,523	12,526	22,242	1,199	3,857	1,064	821	4,476	4,198	23,965	38,641
ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	662,453	384,030	97,291	75,623	17,431	7,561	-	1,037	119,417	1,006,201	896,592	1,474,452

2. SEGMENTS (continued)
(b) Secondary reporting
- business segments(continued)

	Exploration and Production		Retail		Generation		Networks		Contact **		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
ASSETS												
Segment assets	1,985,838	1,466,185	1,932,680	1,585,307	311,445	308,505	219,533	228,712	3,822,621	4,326,358	8,272,117	7,915,067
Equity accounted investments	-	-	148	154	56,498	59,162	17,369	52,080	4,433	3,240	78,448	114,636
Total segment assets	1,985,838	1,466,185	1,932,828	1,585,461	367,943	367,667	236,902	280,792	3,827,054	4,329,598	8,350,565	8,029,703
Cash and current and deferred tax assets											314,362	93,264
Total assets											8,664,927	8,122,967
LIABILITIES												
Segment liabilities	317,602	222,509	704,184	425,035	20,730	21,352	67,613	54,947	384,464	243,385	1,494,593	967,228
Interest bearing liabilities and current and deferred tax liabilities											3,524,649	3,637,146
Total liabilities											5,019,242	4,604,374

* Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation. A tolling arrangement operates between the Australian Retail and Generation operations in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates. The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.

** The Contact segment in the June 2005 year includes Contact Energy Limited and its controlled entities for the nine months from the date of acquisition (1 October 2004) to the end of the year.

Australian corporate revenue and expenses are allocated across all business segments, excluding Contact, on the basis of external sales revenue. Australian corporate assets and liabilities, excluding unallocated assets and liabilities, are allocated across all business segments, excluding Contact, based on their share of total assets and liabilities.

Business segments:	**Products and services:**
Exploration and Production	Natural gas and oil exploration and production in Australia and New Zealand.
Retail	Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and New Zealand.
Generation	Natural gas-fired cogeneration and power generation in Australia.
Networks	Infrastructure investment and management services in Australia.
Contact	Natural gas and electricity energy related products and services in New Zealand. Power generation in New Zealand.

Seasonality of operations
The consolidated entity's Retail segment is subject to seasonal fluctuations as a result of weather conditions. The entity attempts to minimise the seasonal impact through hedging activities. Historically, the profit for the first half of the financial year is marginally higher than the second half of the financial year.

3. PROFIT

(a) Sales revenue and other income

	Consolidated 2006 $'000	Consolidated 2005 $'000
Sales revenue		
Revenue from sale of goods	5,707,309	4,711,260
Revenue from rendering of services	172,447	158,709
Total sales revenue	5,879,756	4,869,969
Other income		
Dividends received from other parties	836	1,141
Other distributions received	7,129	12,821
Net gain on sale of Valley Power asset	30,942	-
Net gain on sale of other assets	13,386	12,074
Net foreign exchange gain	1,055	-
Government grants/subsidies	1,178	402
Other	16,139	5,978
Total other income	70,665	32,416
Total	5,950,421	4,902,385

(b) Net financing costs

	2006 $'000	2005 $'000
Interest income:		
Associated entities	602	2,832
Other parties	17,030	8,286
	17,632	11,118
Interest expense other:		
Other parties	179,718	144,324
Interest expense on unwinding of discount on provisions	12,122	12,561
Net interest income on derivative instruments	(7,431)	-
Finance charges on capitalised leases	614	1,894
	167,391	147,661

(c) Proposed dual listed company expense

In February 2006 Origin Energy Ltd and Contact Energy Ltd announced their intention to merge the two companies by way of a dual listed companies structure, subject to obtaining all necessary legal, regulatory and other approvals, and subject to a positive vote by shareholders of both companies. The companies entered into a merger implementation agreement and commenced the work required to obtain these approvals. However by June 2006 it became clear that the merger proposal was unlikely to be supported by shareholders of Contact Energy and the merger implementation agreement was terminated with each party bearing its own costs.

	2006 $'000	2005 $'000
Total costs before tax	16,917	-
Income tax benefit	2,760	-
Total costs after tax	14,157	-
Minority interest	3,754	-
Total costs after tax and minority interest	10,403	-

4. Income tax expense/(benefit)

	Consolidated 2006 $'000	Consolidated 2005 $'000
Current tax expense	211,456	169,236
Deferred tax expense/(benefit)	(35,016)	(20,882)
Under/(over) provided in prior years	(7,292)	(11,183)
Total income tax expense in income statements	169,148	137,171
Reconciliation between tax expense and pre-tax net profit		
Profit before income tax	623,228	508,574
Income tax using the domestic corporation tax rate of 30% (2005:30%)		
Prima facie income tax expense on pre-tax accounting profit :		
- at Australian tax rate of 30%	186,968	152,572
- adjustment for difference between Australian and overseas tax rates	9,987	5,844
Income tax expense on pre-tax accounting profit at standard rates	196,955	158,416
Increase in income tax expense due to:		
Share based remuneration expense	1,880	1,286
Non-deductible redeemable preference share expense	4,436	3,152
Decrease in income tax expense due to:		
Share of net profits of associates	(1,932)	(369)
Gain on disposal of Valley Power	(9,828)	-
Recognition of change in net tax loss position	(12,496)	(10,610)
Other	(2,575)	(3,521)
	(20,515)	(10,062)
Under/(over) provided in prior years	(7,292)	(11,183)
Income tax expense on pre-tax net profit	169,148	137,171

5. DIVIDENDS

	Note	Consolidated 2006 $'000	2005 $'000
(a) Dividend reconciliation			
Final dividend of 8 cents per share, fully franked at 30%, paid 26 September 2005 (2005: final dividend of 7 cents per share, fully franked at 30%, paid 15 September 2004).		63,334	46,974
Interim dividend of 9 cents per share, fully franked at 30%, paid 20 March 2006 (2005: 7 cents per share, fully franked at 30%, paid 23 March 2005)		71,445	47,355
	10	134,779	94,329
(b) Subsequent event			
Since the end of the financial year, the Directors have declared a final dividend of 9 cents per share, fully franked at 30%, payable 29 September 2006		71,490	

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2006 and will be recognised in subsequent financial reports.

6. NOTES TO THE STATEMENT OF CASH FLOWS

	Consolidated	
	2006	2005
	$'000	$'000
(a) Reconciliation of cash and cash equivalents		
Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the half year as shown in the Statement of Cash Flows is reconciled to the related items in the Balance Sheet as follows:		
Cash	309,229	87,793
Bank overdrafts	(6,595)	(8,763)
	302,634	79,030
(b) The following non-cash financing and investing activities have not been included in the Statement of Cash Flows:		
Issue of shares in respect of the Dividend Reinvestment Plan	24,122	29,442
Sale and purchase of listed company shares via share exchange	9,845	-

Origin Energy Limited and its Controlled Entities

6. NOTES TO THE STATEMENT OF CASH FLOWS (continued)

(c) Acquisition of controlled entities

During the year ended 30 June 2006, the consolidated entity acquired entites for a total consideration of $31,553,000 (refer note 7).

During the year ended 30 June 2005, the consolidated entity acquired a number of companies, including an interest in Contact Energy Limited, from Edison Mission Energy (refer note 7) and additional shares in Contact Energy Limited pursuant to the subsequent Takeover Offer for a total consideration of $1,023,864,000.

Details of the acquisition and the fair value of the assets and liabilities acquired are as follows:

	Book Value		Fair Value	
	Consolidated		Consolidated	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Current assets				
Cash and cash equivalents	379	82,345	379	82,345
Trade and other receivables	1,540	148,168	1,540	148,415
Inventories	56	29,688	56	29,688
Other financial assets	-	-	-	11,206
Total current assets	1,975	260,201	1,975	271,654
Non-current assets				
Investments accounted for using the equity method	-	2,256	-	2,256
Property, plant and equipment	12,449	3,646,602	18,121	3,646,602
Intangible assets	-	166,320	16,438	-
Deferred tax assets	-	-	-	1,320
Other	-	8,311	-	4,281
Total non-current assets	12,449	3,823,489	34,559	3,654,459
Total assets	14,424	4,083,690	36,534	3,926,113
Current liabilities				
Trade and other payables	580	152,642	580	152,642
Interest-bearing liabilities	1,000	50,623	1,000	50,623
Bank overdraft	-	5,253	-	5,253
Current tax liabilities	91	70,743	91	75,186
Provisions	121	12,516	121	18,058
Total current liabilities	1,792	291,777	1,792	301,762
Non-current liabilities				
Interest-bearing liabilities	-	1,487,249	-	1,487,249
Deferred tax liabilities	5	672,410	4,937	623,164
Provisions	-	22,250	-	22,250
Total non-current liabilities	5	2,181,909	4,937	2,132,663
Total liabilities	1,797	2,473,686	6,729	2,434,425
Net assets	12,627	1,610,004	29,805	1,491,688
Minority interests			-	(971,525)
Goodwill on acquisition			1,748	503,701
Fair value of net assets acquired			31,553	1,023,864
Cashflow Reconciliation:				
Total consideration			31,553	1,023,864
Cash acquired, net of bank overdraft			(379)	(77,092)
Other amount payable			-	(4,268)
Consideration (net of cash acquired and amount payable)			31,174	942,504

Origin Energy Limited and its Controlled Entities

7. ACQUISITION OF CONTROLLED ENTITIES

2006

Name	Date acquired	Percentage interest acquired	Carrying amount $'000	Consideration $'000	Contribution to consolidated net profit after minority interest $'000
Origin Energy American Samoa Inc	21 October 2005	0.01%	8	8	-
Origin Energy Leasing Limited	31 December 2005	100.00%	13,309	13,309	(112)
Speed-E-Gas (NSW) Pty Ltd	28 February 2006	100.00%	18,236	18,236	574

Name changes during the financial period:

Origin Energy Bairnsdale Pty Ltd to Origin Energy Kenya Pty Ltd

Refer to note 6(c) for details of net assets acquired.

2005

Name	Date acquired	Percentage interest acquired	Carrying amount $'000	Consideration $'000	Contribution to consolidated net profit after minority interest $'000
Mission Energy Universal Holdings	1 October 2004	100.00%			
Mission Energy Five Star Holdings	1 October 2004	100.00%			
Mission Contact Finance Limited	1 October 2004	100.00%	1,023,864	1,023,864	62,342
Mission Energy Pacific Holdings	1 October 2004	100.00%			
Contact Energy Limited and its controlled entities	1 October 2004	51.36%			

The following controlled entities were incorporated during the 2005 year:

Origin Energy Capital Ltd
Origin Energy New Zealand Ltd
Origin Energy Asset Management Services Pty Ltd
Origin Energy Asset Management Services (Queensland) Pty Ltd
Origin Energy Pipelines (SESA) Pty Ltd

Name changes during the 2005 financial period:

Mission Energy Universal Holdings	to	Origin Energy Universal Holdings
Mission Energy Five Star Holdings	to	Origin Energy Five Star Holdings
Mission Contact Finance Limited	to	Origin Energy Contact Finance Ltd
Mission Energy Pacific Holdings	to	Origin Energy Pacific Holdings
Origin Energy Asset Management Services Pty Ltd	to	Origin Energy Asset Management Holdings Pty Ltd

Origin Energy Limited and its Controlled Entities

8. INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES

	Percentage of ownership interest held at the end of the period		Share of net profits/(losses)	
	Consolidated		Consolidated	
	2006	2005	2006	2005
	%	%	$'000	$'000
Equity accounted associates and joint venture entities:				
BIEP Pty Ltd	50.0	50.0	-	-
BIEP Security Pty Ltd	50.0	50.0	-	-
Bulwer Island Energy Partnership	50.0	50.0	5,552	4,793
Campaspe Asset Management Services Pty Ltd	50.0	50.0	327	261
CUBE Pty Ltd*	50.0	50.0	6,114	3,495
Gas Industry Superannuation Pty Ltd	50.0	50.0	-	-
Oakey Power Holdings Pty Ltd	25.0	25.0	1,891	1,143
Rockgas Timaru Ltd	50.0	50.0	91	67
SEA Gas Partnership	33.3	33.3	6,416	6,639
Vitalgas Pty Ltd	50.0	50.0	-	-
Total			20,391	16,398
Other material interests:				
Envestra Limited	17.14	17.53	7,129	12,821

* Osborne Cogeneration Pty Ltd , a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.

9. ISSUED CAPITAL

	Note	Consolidated 2006 $'000	2005 $'000
Issued and paid-up capital			
794,337,258 (2005: 789,716,669) ordinary shares, fully paid		1,158,959	1,133,890
Ordinary share capital			
Balance at the beginning of the financial period		1,133,890	463,208
Shares issued:			
- 1,195,000 (June 2005: 3,804,700) shares in accordance with the Senior Executive Option Plan		4,006	7,808
- 3,425,589 (June 2005: 4,692,486) shares in accordance with the Dividend Reinvestment Plan		24,122	29,442
- Nil shares (June 2005: 112,531,123 shares) in accordance with the Rights Issue, pursuant to a prospectus, including tax impacts		(3,059)	633,432
Total movements in ordinary share capital	10	25,069	670,682
Ordinary share capital at the end of the financial period		1,158,959	1,133,890

Rights Issue

During the June 2005 year, the Company offered all existing shareholders a pro-rata renounceable Rights Issue on the basis of one new share for every six existing shares. On 1 April 2005, the Company issued 112,531,123 shares at a price of $5.70 per share, raising $630,373,000, net of costs.

Options	Number	Exercise price	Expiry date
On issue at 30 June 2006	110,000	$ 2.58	31 Aug 2006
	2,005,000	$ 3.04	16 Dec 2006
	1,665,000	$ 3.40	19 Dec 2007
	3,890,000	$ 4.15	19 Dec 2008
	775,000	$ 5.98	6 Aug 2009
	2,596,000	$ 5.72	26 Nov 2009
	200,000	$ 6.75	20 May 2010
	3,390,000	$ 7.21	7 Sep 2010
Issued during the year ended 30 June 2006	3,390,000	$ 7.21	7 Sep 2010
Exercised during the year ended 30 June 2006	275,000	$ 3.04	16 Dec 2006
	920,000	$ 3.40	19 Dec 2007
Expired during the year ended 30 June 2006	-	-	-
Forfeited during the year ended 30 June 2006	-	-	-

Origin Energy Limited and its Controlled Entities

10. RETAINED EARNINGS AND TOTAL EQUITY	Note	Consolidated							
		Issued capital $'000	Share based remuneration reserve $'000	Foreign currency translation reserve $'000	Hedging reserve $'000	Available for sale reserve $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
Balance at 30 June 2005 under A-IFRS		**1,133,890**	**6,691**	**(9,578)**	**-**	**-**	**1,393,238**	**994,352**	**3,518,593**
Adjustment on initial adoption of AASB 132 and AASB 139, net of tax		-	-	-	11,864	39,837	(27,013)	(8,084)	16,604
Opening balance as at 1 July 2005 under IFRS		**1,133,890**	**6,691**	**(9,578)**	**11,864**	**39,837**	**1,366,225**	**986,268**	**3,535,197**
Profit after tax expense for the period							331,909	122,171	454,080
Less: Available for sale financial assets - transfer to net profit							(1,646)		(1,646)
Less: Cash flow hedges - transfer to net profit							26,977		26,977
Movement in share capital	9	25,069							25,069
Movement in share based payments			6,268						6,268
Net gain/(loss) on translation of assets and liabilities of overseas controlled entities				(149,072)				(106,937)	(256,009)
Net gain/(loss) on translation of long-term borrowings and foreign currency forward contracts net of tax				45,162					45,162
Available for sale financial assets - fair value movement						(1,602)			(1,602)
Available for sale financial assets - amount removed from equity and transferred to profit						(1,646)	1,646		-
Cash flow hedges - effective component recognised in equity					(14,504)			(8,857)	(23,361)
Cash flow hedges - amount removed from equity and transferred to profit					26,977		(26,977)	13,527	13,527
Cash flow hedges - amount transferred to the initial cost of assets					(1,816)			839	(977)
Cash flow hedges - transferred to foreign currency translation reserve				(855)	439			416	-
Share of increase in reserves attributable to equity accounted entities					3,827				3,827
Actuarial gain/(loss) on defined benefit plan, net of tax							6,373		6,373
Dividends paid							(134,779)	(52,421)	(187,200)
Balance at 30 June 2006		**1,158,959**	**12,959**	**(114,343)**	**26,787**	**36,589**	**1,569,728**	**955,006**	**3,645,685**
Balance at 1 July 2004 under A-IFRS		**463,208**	**2,404**	**-**	**-**	**-**	**1,218,797**	**7,084**	**1,691,493**
Profit after tax expense for the period							301,233	70,170	371,403
Movement in share capital	9	670,682							670,682
Movement in share based payments			4,287						4,287
Net gain/(loss) on translation of assets and liabilities of overseas controlled				(17,966)				(10,864)	(28,830)
Net gain/(loss) on translation of long-term borrowings and foreign currency forward contracts net of tax				8,177					8,177
Actuarial gain/(loss) on defined benefit plan, net of tax							(6,693)		(6,693)
Dividends paid							(94,329)	(43,563)	(137,892)
Transfers from reserves to retained earnings				211			(935)		(724)
Minority interest in Contact Energy Limited on acquisition								971,525	971,525
Dividend paid on redemption of issue of convertible undated preference shares							(24,835)		(24,835)
Balance at 30 June 2005		**1,133,890**	**6,691**	**(9,578)**	**-**	**-**	**1,393,238**	**994,352**	**3,518,593**

Origin Energy Limited and Controlled Entities

11. EARNINGS PER SHARE (EPS)

	Consolidated 2006	Consolidated 2005
Details of basic and diluted EPS reported separately in accordance with *AASB 133 "Earnings Per Share"* are as follows.		
Basic EPS	**41.9 cents**	**42.1 cents**
Diluted EPS	**41.7 cents**	**41.8 cents**
NORMALISED EARNINGS PER SHARE*		
Basic EPS	41.9 cents	39.5 cents
Diluted EPS	41.7 cents	39.2 cents

Weighted average number of shares used as the denominator

	2006 Number	2005 Number
Number of ordinary shares for basic earnings per share calculation	791,873,326	715,970,440
Effect of executive share options on issue	4,756,339	5,290,084
Number of ordinary shares for diluted earnings per share calculation	796,629,665	721,260,524
NORMALISED WEIGHTED AVERAGE NUMBER OF SHARES*		
Ordinary Shares	791,873,326	715,970,440
Adjustment due to Rights Issue in April 2005	-	46,528,918
Number of ordinary shares for basic earnings per share calculation	791,873,326	762,499,358
Effect of executive share options on issue	4,756,339	5,290,084
Number of ordinary shares for diluted earnings per share calculation	796,629,665	767,789,442

* To provide a more meaningful comparison, normalised basic and diluted earnings per share have also been disclosed. In the year ended 30 June 2005, the weighted average number of shares was notionally adjusted for the Rights Issue as if it occurred on 1 October 2004 when Contact Energy was acquired, rather than on 1 April 2005. The earnings for both basic and dilluted earnings per share remain unchanged.

Reconciliation of earnings used in calculating EPS:

	2006 $'000	2005 $'000
Basic and diluted EPS		
Net profit	454,080	371,403
Less: Outside equity interests	122,171	70,170
Amount used as numerator in calculating basic and diluted EPS	331,909	301,233

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share Options

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

12. CONTINGENT LIABILITIES

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the Directors consider should be disclosed. The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	Consolidated	
	2006	2005
	$'000	$'000
Bank guarantees - unsecured	266,884	205,323
Letters of credit - unsecured*	8,771	-
	275,655	205,323

* The Origin group has provided overseas suppliers letters of credit to facilitate the importation of equipment.

The Origin group has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programmes to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for.

The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products, conducted at the sites. These activities ceased in the 1970's when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to various lawsuits and claims, including claims for stamp duty, penalties and native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a have a material adverse effect on the consolidated financial statements.

Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC Contract that relates to the construction of the BassGas Project. Origin remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin in this or any future financial period.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, tax, other liabilities, debt and assets of Boral Limited and some temporary shared arrangements. All known amounts subject to this agreement have been adequately provided for in the consolidated financial statements.

Origin Energy Limited and Controlled Entities

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, Australian entities reporting under the Corporations Act 2001 must comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) as issued by the Australian Accounting Standards Board. Accordingly, Origin is required to prepare its annual financial report for the year ended 30 June 2006 under A-IFRS for the first time. This financial report therefore represents Origin's first annual financial report prepared in accordance with A-IFRS.

Origin has implemented A-IFRS with effect from 1 July 2005. In order to comply with A-IFRS for the first time, Origin must also restate its comparative balances applying A-IFRS, except for financial instruments (including derivatives and hedging arrangements, where comparative information is not required to be restated - refer to Item 14 below for details of the application of A-IFRS financial instruments requirements). The application of A-IFRS to comparative balances requires a restatement of the opening balances as at 1 July 2004 incorporating initial A-IFRS transitional adjustments, as well as a restatement of the closing balances at 30 June 2005. Net profit during these periods is also restated. Adjustments required to restate the balance sheet as at 1 July 2004 are made directly to opening retained earnings. The adjustments required to restate the balance sheet as at 1 July 2005, for the adoption of A-IFRS for financial instruments, are recognised in opening retained earnings or equity reserves as appropriate.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

The accounting policies that have been adopted by the consolidated entity under A-IFRS are disclosed in Note 1.

Table 1 - Impact on Origin's Balance Sheet of Initial Transition to A-IFRS at 1 July 2004

CONSOLIDATED ENTITY	Equity (incl Reserves) $'000	Total Assets $'000	Total Liabilities $'000
Total reported under Australian GAAP at 30 June 2004	**1,939,455**	**3,707,346**	**1,767,891**
A-IFRS adjustments (net of tax where appropriate):			
1. Contingent asset	(6,579)	(9,399)	(2,820)
2. Acquisition of minority interests	(28,225)	(28,225)	-
3. Dismantling, removal & restoration provisions	(34,459)	72,017	106,476
4. Business combinations restatement	(43,562)	(41,311)	2,251
5. Deferred tax	(48,024)	2,762	50,786
6. Investments in equity accounted entities	(277)	(216)	61
15. Successful Efforts Change in Accounting Policy	(86,836)	(124,062)	(37,226)
Total A-IFRS adjustments	(247,962)	(128,434)	119,528
Total restated under A-IFRS at 1 July 2004	**1,691,493**	**3,578,912**	**1,887,419**

Origin Energy Limited and Controlled Entities

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Table 2 - Impact on Origin's Equity Balances on Initial Transition to A-IFRS at 1 July 2004

CONSOLIDATED ENTITY	Contributed Equity $'000	Reserves $'000	Retained Earnings $'000	Minority Interests $'000	Total Equity $'000
Total reported under Australian GAAP at 30 June 2004	**463,208**	**112,241**	**1,356,922**	**7,084**	**1,939,455**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	-	-	(6,579)	-	(6,579)
2. Acquisition of minority interests	-	-	(28,225)	-	(28,225)
3. Dismantling, removal & restoration provisions	-	-	(34,459)	-	(34,459)
4. Business combinations restatement	-	-	(43,562)	-	(43,562)
5. Deferred tax	-	-	(48,024)	-	(48,024)
6. Investments in equity accounted entities	-	-	(277)	-	(277)
8. Share based payments	-	2,404	(2,404)	-	-
10. Property, plant and equipment	-	(103,676)	103,676	-	-
11. Foreign currency translation reserve	-	(8,565)	8,565	-	-
15. Successful Efforts Change in Accounting Policy	-	-	(86,836)	-	(86,836)
Total A-IFRS adjustments	-	(109,837)	(138,125)	-	(247,962)
Total restated under A-IFRS at 1 July 2004	**463,208**	**2,404**	**1,218,797**	**7,084**	**1,691,493**

Table 3 - Impact of A-IFRS on Origin's Balance Sheet as at 30 June 2005 and Profit for the year ended 30 June 2005

CONSOLIDATED ENTITY	Equity (incl Reserves) $'000	Total Assets $'000	Total Liabilities $'000	EBIT $'000	Net Profit after Tax & Minority Interests $'000
Total reported under Australian GAAP at 30 June 2005	**3,989,862**	**8,014,663**	**4,024,801**	**615,189**	**266,020**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	-	-	-	9,399	6,579
2. Acquisition of minority interests	(26,978)	(26,978)	-	1,247	1,247
3. Dismantling, removal & restoration provisions	(39,707)	68,677	108,384	(459)	(5,250)
4. Business combinations restatement	(43,562)	(41,311)	2,251	-	-
5. Deferred tax	(299,305)	205,934	505,239	947	4,835
6. Investments in equity accounted entities	(335)	(277)	58	(66)	(58)
7. Goodwill and licence amortisation	38,892	38,892	-	38,892	38,892
8. Share based payments	-	-	-	(4,287)	(4,287)
9. Defined benefit superannuation plan	(3,567)	1,529	5,096	9,474	3,126
15. Successful Efforts Change in Accounting Policy	(96,707)	(138,162)	(41,455)	(14,101)	(9,871)
Total A-IFRS adjustments	(471,269)	108,304	579,573	41,046	35,213
Total restated under A-IFRS at 30 June 2005	**3,518,593**	**8,122,967**	**4,604,374**	**656,235**	**301,233**

Origin Energy Limited and Controlled Entities

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Table 4 - Impact on Origin's Balance Sheet of Initial Transition to A-IFRS Financial Instruments at 1 July 2005

CONSOLIDATED ENTITY	Equity (incl Reserves) $'000	Total Assets $'000	Total Liabilities $'000
Total reported under A-IFRS at 30 June 2005	**3,518,593**	**8,122,967**	**4,604,374**
A-IFRS financial instruments adjustments (net of tax where appropriate):			
14. Derivative Financial Instruments	(172,506)	294,618	467,124
14. Interest-bearing liabilities	161,496	-	(161,496)
14. Available for Sale Financial Assets	27,614	39,448	11,834
Total A-IFRS financial instruments adjustments	16,604	334,066	317,462
Total restated under A-IFRS at 1 July 2005	**3,535,197**	**8,457,033**	**4,921,836**

Table 5 - Impact on Origin's Equity Balances on Initial Transition to A-IFRS Financial Instruments at 1 July 2005

CONSOLIDATED ENTITY	Contributed Equity $'000	Reserves $'000	Retained Earnings $'000	Minority Interests $'000	Total Equity $'000
Total reported under A-IFRS at 30 June 2005	**1,133,890**	**(2,887)**	**1,393,238**	**994,352**	**3,518,593**
A-IFRS financial instruments adjustments (net of tax where appropriate):					
14. Derivative Financial Instruments	-	11,864	(112,156)	(72,214)	(172,506)
14. Interest-bearing liabilities	-	-	97,366	64,130	161,496
14. Available for Sale Financial Assets	-	39,837	(12,223)	-	27,614
Total A-IFRS financial instruments adjustments	-	51,701	(27,013)	(8,084)	16,604
Total restated under A-IFRS at 1 July 2005	**1,133,890**	**48,814**	**1,366,225**	**986,268**	**3,535,197**

Table 6 - Impact of A-IFRS on Origin's Statement of Cash Flows for the year ended 30 June 2005

CONSOLIDATED ENTITY	Net cash provided by operating activities $'000	Net cash used in investing activities $'000	Net cash provided by financing activities $'000
Total reported under Australian GAAP at 30 June 2005	**555,478**	**(1,413,836)**	**893,341**
A-IFRS adjustments:			
16. Reclassification of Financing costs paid	158,812	-	(158,812)
16. Reclassification of Interest received	(8,553)	8,553	-
Total A-IFRS adjustments	150,259	8,553	(158,812)
Total restated under A-IFRS at 30 June 2005	**705,737**	**(1,405,283)**	**734,529**

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

1. *Contingent asset*

The recognition threshold for recognising contingent assets on the balance sheet increased from a "more probable than not" test under Australian GAAP to a "virtual certainty" test under A-IFRS.

At 30 June 2004, under Australian GAAP, Origin had recognised a receivable in relation to the Moomba insurance claim. As indemnity had not been received from all insurers by 30 June 2004, the receivable recorded at 1 July 2004 and the related tax adjustment are derecognised through opening retained earnings at that date under A-IFRS.

As full indemnity was received by 31 December 2004 the net profit amount, including tax, is recognised in A-IFRS profit for the half year ended 31 December 2004 and the year ended 30 June 2005.

2. *Acquisition of minority interests in previously controlled entity*

On 30 September 2003 Origin acquired the remaining 14.77% minority interest in Oil Company of Australia Limited (OCA). Under Australian GAAP the acquisition of the remaining minority interests was treated as an incremental business acquisition and resulted in a fair value adjustment to assets and additional goodwill being recognised.

Under A-IFRS, once control of an entity is obtained, further share acquisitions are not considered to be business combinations but rather equity transactions with owners. Accordingly, any excess amounts paid over the recorded carrying values attributed to minority interests are reflected in equity (i.e. retained earnings), and the fair value adjustments recorded under Australian GAAP are transferred to retained earnings.

For the consolidated entity, at 1 July 2004 property, plant and equipment (producing areas of interest) and goodwill decrease with a corresponding adjustment to retained earnings. The depreciation and amortisation expense in the year ended 30 June 2005 decrease as a result of the lower carrying values.

3. *Dismantling, removal and restoration provisions*

Under Australian GAAP, provisions were made for restoration and environmental rehabilitation on an incremental basis during the course of the field or asset life. The provisions were determined on an undiscounted basis based on current costs, current legal requirements and current technology.

Under A-IFRS, the present value of the restoration obligations in relation to dismantling, removal and restoration, is recognised when a legal or constructive obligation arises through an asset's construction. The provision is recognised as a liability with a corresponding amount capitalised as a component of the asset. At each reporting date the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. As the assets are not revalued any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the income statement as it occurs.

At 1 July 2004, the provisions made for restoration and environmental rehabilitation under Australian GAAP have been adjusted to the present value of the required dismantling, removal and restoration obligations under A-IFRS. Additional components of assets have been recognised for the amount of the liabilities discounted to the date the obligations arose, and accumulated depreciation has been recalculated as at transition date. The net adjustment in the consolidated entity at 1 July 2004 resulted in:

- an increase in dismantling, removal and restoration provisions;
- an increase in property, plant and equipment at cost;.
- an increase in accumulated depreciation;
- an increase in deferred tax assets;
- an increase in deferred tax liabilities; and
- a net decrease in retained earnings.

The change impacts the consolidated profit for the 30 June 2005 with increases in interest expense and depreciation expense, and decreases in restoration expense and tax expense, resulting in an overall reduction in profit after tax for the consolidated entity as outlined in the tables above.

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

4. Business combinations restatement

AASB 1 permits companies applying A-IFRS for the first time to restate any prior business combinations using the principles outlined in A-IFRS as if they had been in place at the time of the original acquisition. Origin has elected to apply this election and has restated all business combinations which occurred after March 1999. All business combinations that occurred on or after 1 July 2004 have also been restated to comply with A-IFRS, as described in Item 13 below.

The adjustments in the consolidated entity are detailed below, with the net effect being a reduction in intangible assets at 1 July 2004. All adjustments discussed below, unless otherwise stated, are made through opening retained earnings at the date of transition:

- reversal of restructuring provisions recognised as part of the acquisition accounting under current Australian GAAP which do not meet the recognition requirements under A-IFRS;
- recognition of additional amortisation for Origin's retail gas and electricity licences, recognised as separate intangible assets under Australian GAAP, and the reclassification of the remaining value of all retail gas and electricity licences to goodwill as they fail to meet the criteria for separate recognition under A-IFRS;
- recognition of deferred tax liabilities and resultant goodwill attributable to the recognition of the separately identifiable intangible assets acquired;
- reversal of subsequent adjustments that had been made to the original acquisition accounting under current Australian GAAP outside the 12 month window, which are not permitted under A-IFRS; and
- reversal of accumulated amortisation of goodwill recorded under current Australian GAAP, as goodwill is no longer amortised under A-IFRS.

The International Accounting Standards Board (IASB) has released an exposure draft with proposed amendments to IFRS 3 *Business Combinations*. The effect of these proposed amendments, if any, have not been included in the financial impacts presented above, as it is not known whether the proposed amendments will be formally adopted in their current form, and there are alternatives available in the application to historical business combinations.

5. Deferred tax

On transition to A-IFRS the balance sheet method of tax effect accounting has been adopted, rather than the liability method applied previously under Australian GAAP. Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or as part of a business combination, in which case it is recognised in equity or as part of the business combination respectively.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill for which amortisation is not tax deductible; the initial recognition of assets and liabilities that affect neither accounting or taxable profit; and differences relating to investments in controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

The impact on the consolidated entity at 1 July 2004, of the change in basis and the transition adjustments on the deferred tax balances and the previously reported tax expense is an increase in deferred tax assets and deferred tax liabilities and a decrease in retained earnings.

The impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is a decrease in tax expense for the consolidated entity. The increase in the deferred tax liabilities was predominantly attributable to the acquisition of Contact Energy Limited, as outlined in Item 13 below.

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

6. *Investments in equity accounted entities*

The application of A-IFRS by the equity accounted entities results in a direct impact on the value of the investment recognised by the consolidated entity. The impact on the consolidated entity at 1 July 2004 is a decrease in retained earnings, a decrease of investments in equity accounted entities, an increase in deferred tax assets and increase in deferred tax liabilities. These adjustments in the equity accounted entities are predominantly the result of recognising the impact of dismantling, removal and restoration provisions and the related deferred tax effects.

For the financial year ended 30 June 2005, the share of equity accounted entities' profit and investments in equity accounted entities both decrease.

7. *Goodwill and licence amortisation*

Under Australian GAAP goodwill was amortised on a straight-line basis over the period during which the benefits are expected to be received, but not exceeding twenty years. Under A-IFRS goodwill is no longer amortised but instead is subject to annual impairment testing focusing on the discounted cash flows of the related cash generating unit. Goodwill will only be written down to the extent that it is impaired.

As the consolidated entity restated business combinations, the transition adjustments to goodwill and licence amortisation have been included in Item 4 above. For the financial year ended 30 June 2005, goodwill and licence amortisation expense decreases.

8. *Share based payments*

Under Australian GAAP no expense was recognised for options issued to employees. Under A-IFRS, the fair value of the options granted under the Senior Executive Option Plan must be recognised as an employee benefit expense with a corresponding increase in equity (reserves). The fair value is measured at grant date taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment has been made for options granted before 7 November 2002 which vested prior to 1 January 2005. Options granted after 7 November 2002 remaining unvested at 1 January 2005 have been recognised in the opening balance sheet through retained earnings resulting in a nil overall impact to equity on transition.

For the consolidated entity, at 1 July 2004 reserves increase with a corresponding adjustment to retained earnings. As the adjustment is between equity accounts there is no overall impact on total equity.

For the financial year ended 30 June 2005, employee benefits expense and reserves are increased, representing the options expense for the period. There is no overall impact on total equity.

9. *Defined benefit superannuation plan*

Under A-IFRS, the consolidated entity's net obligation in respect of its defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is then deducted. Actuarial gains and losses that arise subsequent to transition date are recognised directly in retained earnings.

The Australian GAAP accounting policy was only to recognise deficits where there was a present obligation to make good that deficit, and to release the provision as and when additional contributions were made to eliminate the deficit or when the defined benefit superannuation plan returns to surplus.

The AASB 119 *Employee Benefits* election to recognise full actuarial gains and losses through retained earnings has been adopted. At 1 July 2004 the plan had a surplus, however as the consolidated entity was not entitled to reduced contributions in respect of this surplus at that time (as it does not exceed certain minimum levels prescribed in the Trust Deed) no asset is recognised at transition.

At 30 June 2005, the plan had a deficit under the measurement principles of AASB 119. AASB 119 prescribes the use of "market yields on government bonds" to discount post employment benefit obligations, whereas Australian GAAP required the use of "current market-determined, risk-adjusted discount rate appropriate to the plan". The difference in

Origin Energy Limited and Controlled Entities

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

discount rates is the primary cause of the difference between the surplus reported under Australian GAAP and the deficit reported under A-IFRS for the defined benefit plan at 30 June 2005.

For the financial year to 30 June 2005, the superannuation expense decreases while interest expense and tax expense increase.

10. Property, plant and equipment and asset revaluation reserve

Property, plant and equipment is measured at cost under A-IFRS. However, as permitted by the election available under AASB 1, at transition date certain items of property, plant and equipment have been recognised at deemed cost, being a revalued amount prior to transition date that approximated fair value at that prior date. Accordingly, the asset revaluation reserve balance relating to prior revaluations has been derecognised at transition date and adjusted against retained earnings.

For the consolidated entity, at 1 July 2004 the asset revaluation reserve has been transferred to retained earnings. As the reclassification is between equity accounts there is no overall impact on total equity.

11. Foreign operations and foreign currency translation reserve

Under A-IFRS each entity in the consolidated entity is required to determine its functional currency, the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity. There are no changes in functional currency for any entities in the consolidated entity.

In accordance with the election under AASB 1, the foreign currency translation reserve balance at the date of transition has been reset to nil and the previous Australian GAAP balance at that date transferred to retained earnings.

As the reclassification is between equity accounts there is no overall impact on total equity.

12. Impairment

Under Australian GAAP the carrying amounts of non-current assets valued on a cost basis, other than exploration and evaluation expenditure carried forward, were reviewed at each reporting date to determine whether they were in excess of their recoverable amount. Origin used discounted cash flows to determine recoverable amounts under Australian GAAP.

Origin has reviewed all assets for impairment under the requirements of A-IFRS and no adjustments were identified at transition date or 30 June 2005.

13. Business combination – Contact Energy Limited

The acquisition of a controlling stake in Contact Energy Limited on 1 October 2004 is a business combination post transition to A-IFRS. Accordingly, the acquisition has been restated to A-IFRS in the financial year ended 30 June 2005 with the only significant adjustment being an increase in net deferred tax liabilities recognised on acquisition, thereby increasing goodwill on acquisition and reducing minority interests.

The impact on the A-IFRS result for the financial year ended 30 June 2005 is a reduction in tax expense (and hence an increase in profit after tax) due to the removal of the permanent difference associated with the non-deductible depreciation (included in Item 5 above).

There is no impact on profit before tax as the additional goodwill is no longer amortised under A-IFRS (the benefit from the cessation of amortising the existing goodwill under A-IFRS is included in the goodwill and licence amortisation adjustment disclosed at Item 7 above).

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

14. Financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement', as permitted on the first-time adoption of A-IFRS. The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 are shown in Table 4 and Table 5 above.

The main adjustments necessary to make the comparative financial statements comply with AASB 132 and AASB 139 are listed below. Similar adjustments were made at 1 July 2005 to restate the opening financial position of the consolidated entity to a position consistent with the accounting policies specified in Note 1:

(i) the measurement of financial assets designated as fair value through profit or loss or available-for-sale at fair value, with changes in fair value recognised in profit or loss or equity as appropriate, rather than at cost in accordance with the superseded policy

(ii) the measurement of financial liabilities at amortised cost, rather than at cost in accordance with the superseded policy

(iii) the recognition and measurement of all derivatives (including any embedded derivatives) at fair value

(iv) the recognition in profit or loss of the movement in the fair value of derivatives which did not qualify for hedge accounting or were not designated as hedging instruments

(v) the derecognition of other deferred hedging gains and losses recognised as assets and liabilities

(vi) the deferral in equity of the effective portion of the movement in fair value of hedging instruments accounted for as cash flow hedges

(vii) the recognition in profit or loss of the ineffective portion of the movement in fair value of hedging instruments accounted for as cash flow hedges

(viii) the recognition in profit or loss of the movement in fair value of derivatives accounted for as fair value hedges and the underlying hedged items

(ix) the adjustment to the carrying amount of items that would qualify as fair value hedges under A-IFRS and were designated as a hedge under previous GAAP for the lower of the cumulative change in fair value of the hedged item for the designated hedged risk and the cumulative change in fair value of the hedging instrument

(x) the recognition of any current or deferred taxes in relation to the adjustments described above

The following transitional provisions have an effect on future periods:

(i) the effectiveness of hedging relationships are assessed from 1 July 2005; no adjustment is made in relation to hedges under the superseded policies which were not highly effective before 1 July 2005.

15. Successful Efforts Change in Accounting Policy

The consolidated entity implemented a change in accounting policy for its exploration and evaluation expenditure. The new partial capitalisation ('successful efforts') policy has been adopted effective from 1 July 2005. In accordance with the requirements of AASB 108: *Accounting Policies, Changes in Accounting Estimates and Errors*, comparative information for all periods presented in the financial report has been restated in accordance with the new accounting policy, and the balance of opening retained earnings at 1 July 2004 has been adjusted for the cumulative impact of applying the policy retrospectively to all periods prior to this date.

The new partial capitalisation policy leads to an increase in the exploration and evaluation expenditure and a decrease in the amortisation expense in each comparative period in the financial report as outlined in Table 3 above.

16. Reclassification of Finance costs paid and Interest received in the Statement of Cash Flows

Finance costs paid have been reclassified from operating activities to financing activities in the Statement of Cash Flows as this more appropriately reflects the nature of these cash flows – being cash flows directly attributable to obtaining financial resources.

Interest received has been reclassified from operating activities to investing activities in the Statement of Cash Flows as this more appropriately reflects the nature of these cash flows – being cash flows provided by the return on investments.

Origin Energy Limited and Controlled Entities

14. EVENTS SUBSEQUENT TO REPORTING DATE

Refer Note 5 for dividends declared subsequent to 30 June 2006.

The financial effects of these transactions have not been brought to account in the financial statements for the year ended 30 June 2006 and will be recognised in subsequent financial reports.

STATEMENT OF COMPLIANCE

Origin Energy Limited and its Controlled Entities

This report is based upon financial statements which have been audited.

The audit report, which is unqualified, will be made available with the Origin Energy Limited 2006 Annual Report.

William Hundy
Company Secretary
30 August 2006


Origin
energy
Final Results Announcement
Full-year ended 30 June 2006
30 August 2006

Outline

- **Performance Highlights**
- **Financial Review**
- **Operating Review**
- **Outlook**

- All references to $ are references to Australian dollars unless otherwise specifically marked
- All comparative data are in relation to the prior corresponding period, 1 July 2004 to 30 June 2005, unless otherwise stated
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in 2005 and 12 month contribution in 2006

Origin energy

The consolidation of 100% of Contact produces a number of significant changes in the presentation of Origin's results

Consolidation of Contact

- Origin has consolidated 100% of Contact Energy as required by Australian accounting standards
- Minority interests are recognised in reporting of net profit after tax and total equity
- Contact's results in NZ$ translated to A$ at an average exchange rate of NZ$1.1215 to A$1.00

Reporting Segments	
Primary	**Secondary**
Australia (incorporating Australian operations and LPG operations in the Pacific) **New Zealand** (incorporating Contact, Rockgas and Kupe)	**Exploration & Production (E&P)** **Retail** **Generation** **Networks** **Contact Energy**

Analysis in this presentation is based on the secondary segments

Origin energy

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

Origin energy


origin
energy
Performance Highlights

Financial Highlights

• Revenue	$5,950 million	up 21%
• EBITDA	$1,087 million	up 18%
• NPAT	$332 million	up 10%
• Free cash flow(1)	$583 million	up 30%
• OCAT Ratio	12.5%	target 9.4%
• Gearing(2)	42%	down from 44%
• EPS - Basic	41.9 cps	down 0.4%
• - Normalised(3)	41.9 cps	up 6%
• Free cash flow per share	73.6 cps	up 18%
• Final dividend fully franked	9 cps	up 13%
• Full year dividend fully franked	18 cps	up 20%

(1) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax
(2) Adjusted net debt to (debt + equity). Net debt adjusted for the impact of fair value adjustments (m-t-m of debt)
(3) Normalised EPS uses weighted average shares assuming Rights Issue on acquisition of Contact Energy on 1 October 2004

Significant Operational Events

- A full 12 month contribution and strong performance by Contact Energy
- Higher retail margins despite higher market churn and higher LPG purchasing costs
- Lower production from Perth Basin oil fields
- Doubling of CSG sales and Spring Gully performing above expectations
- Over 200 PJe added to 2P Reserves
- BassGas Project commenced sales
- Otway Gas Project nearing completion
- Kupe development approved
- Proposal to merge Origin Energy and Contact Energy terminated
- Safety performance has not met targets[1]

(1) Number of injuries causing lost time (LTI) for employees and contractors and number of injuries defined as Moderate Medical Injuries (MMTI) for employees per million hours worked increased from 5.0 in June 2005 to 5.5 in June 2006

Origin energy


Origin
energy
Financial Review

At the interim results we advised a recurring A-IFRS profit of $288 million for FY2005 taking into account the introduction of successful efforts

($ million) June 2005	NPAT after Minorities
Total under A-GAAP	266
Total A-IFRS adjustments (pre-successful efforts)	45
Successful efforts	(10)
A-IFRS NPAT comparative in the accounts	301
One-off insurance timing difference (Moomba)	(7)
Change to effective yield basis (Envestra)[1]	(6)
Total recurring under A-IFRS June 2005	**288**
Total reported under A-IFRS June 2006	**332**
Change	15%

- For ease of reference all comparisons will be made to the line "A-IFRS NPAT comparative in the accounts"
- Fair value and mark to market adjustments under A-IFRS have had little impact on Origin Energy's profit

(1) Adjustment from 1 July 2005 following application of AASB 139 Financial Instruments

Origin energy

Profit & Loss

($ million)	Jun 06	Jun 05	% change
Revenue	5,950	4,902	21
EBITDA	1,087	918	18
EBIT	791	656	20
Net financing costs[1]	167	148	13
Tax expense	169	137	23
Minority Interests	122	70	74
NPAT	332	301	10
ROE	12.3%	11.9%	-
EPS - Basic	41.9 cps	42.1 cps	(0.4)
EPS - Normalised	41.9 cps	39.5 cps	6
Free cash flow per share	73.6 cps	62.6 cps	18

(1) Excluding capitalised interest

Origin energy

EBITDA of $1,087m up 18% on full 12 month contribution from Contact and strong Retail performance

Divisions ($ million)	Jun 06	Jun 05	% change
Exploration & Production	205	230	(11)
Retail	273	257	6
Generation	60	52	14
Networks	30	34	(14)
Contact	519	346	50
Total	1,087	918	18

- E&P: Lower oil production and higher exploration expense
- Retail: Colder weather, higher tariffs and better energy purchasing
- Generation: Higher capacity payment and high plant availability
- Networks: Reduction reflects different treatment of Envestra distribution
- Contact: Full 12 month contribution and higher generation earnings

Depreciation & Amortisation

($ million)	Jun 06	Jun 05
Generation property, plant and equipment	125	97
Other buildings, plant and equipment	110	98
Amortisation in producing areas[1]	59	56
Electricity hedging contracts	-	7
Other	3	4
Total	297	262

- Increase in D&A are mostly due to a full 12 months of Contact
- Amortisation in producing areas marginally higher (reserves revisions, increased capital base)
- Amortisation of purchase price for Powercor hedge contracts is nil from 1 July 2005
- No goodwill amortisation post A-IFRS

(1) Amortisation of exploration and evaluation costs in producing areas

Origin

Interest

($ million)	Jun 06	Jun 05
Net financing costs (A-IFRS)	167	148
Unwinding of discount on provisions	(12)	(13)
Mark-to-market on interest rates swaps	7	-
Net interest expense	163	135
Capitalised interest	27	20
Net interest expense + capitalised interest	190	155
Adjusted net interest cover (x EBIT)(1)	4.2	4.2
Weighted average interest rate	6.9%	7.0%

- Higher interest expense mostly due to 12 months of ownership of Contact Energy
- Lower interest rate due to lower proportion of NZ denominated debt in FY2006

(1) including capitalised interest and excluding unwinding of discount on provisions and m-t-m on interest rates swaps

Origin energy

Tax Reconciliation

($ million)	Jun 06	Jun 05
Profit before tax	623	509
Prima facie tax	197	158
less recognition of change in net loss position	(12)	(11)
less other differences	(16)	(10)
equals Tax expense	169	137
Effective tax rate	27.1%	27.0%
Tax paid	119	181

- Increase in Tax expense primarily due to inclusion of Contact for a full 12 months
- Tax paid decrease largely reflects Contact tax payment of $83 million in FY2006 compared with $135 million in FY2005. Payment in FY2005 included an abnormal payment of tax on the internal transfer of a generation plant

Origin energy

Growth capital increased as BassGas and Otway projects neared completion and Spring Gully completed Stage II development...

($ million)	Jun 06	Jun 05
Stay-in-business	209	132
Growth		
Exploration & Production	452	315
Retail	24	39
Generation	11	3
Networks	0	0
Contact	20	18
Total capital expenditure	716	507
Acquisitions (net of cash)	181	968
Capex including acquisitions	897	1,475

... while acquisitions included CSG, BassGas and Otway interests in E&P, and Speed-E-Gas in LPG. Contact geothermal drilling led to increase in SIB

Operating cash flow after tax has increased with a full 12 months of Contact...

($ million)	Jun 06	Jun 05
EBITDA	1,087	918
Change in working capital	16	(31)
Stay-in-business capex[1]	(206)	(111)
Other[2]	(10)	4
Tax paid	(119)	(181)
OCAT	768	599
Net interest paid	(185)	(150)
Free cash flow	583	448
Funds Employed	5,704	4,963
OCAT Ratio[3]	12.5%	11.2%

(1) Net of book value of assets sold.

(2) Includes non-cash items and reversal of profit on Valley Power.

(3) OCAT Ratio = (OCAT - interest tax shield) / funds employed.

. 2006 OCAT Ratio includes 12 months of Contact Energy while 2005 includes only 9 months of Contact.

Origin

Cash flow return from the business segments is measured pre-tax and targets 14.2% over a full year

	Funds Employed ($m)	Operating Cash flow ($m)	OCFR Jun 06 (%)	OCFR Jun 05 (%)
Exploration & Production	1,465	197	13.4	13.7
Retail	1,229	183	14.9	17.5
Generation	319	42	13.2	14.4
Networks	167	44	26.2	17.0
Contact Energy	3,389	421	12.4	-

- E&P: Higher funds employed and delays in projects reduced returns
- Retail: Generally strong result but OCFR reduced due in part to higher prepayments relating to electricity risk management
- Generation: Worsley maintenance and Ladbroke Grove refit reduced cash flows
- Contact: High SIB capex reduced cash flow


Origin
energy

Balance Sheet and Gearing

($ million)	Jun 06	Jun 05
Net debt (A-IFRS)	2,410	2,743
Added back fair value adjustment (m-t-m)	226	-
Adjusted net debt	2,636	2,743
Total equity	3,646	3,519
Adjusted net debt to (debt + equity)	42%	44%

- Net debt under A-IFRS includes a mark-to-market adjustment on foreign currency debt
- Origin's debt prior to inclusion of mark-to-market adjustments has been reduced by $107 million in FY2006
- The adjusted net debt to (debt + equity) ratio has decreased year on year from 44% to 42%

A final dividend of 9cps has been declared, bringing the full year dividend to 18cps fully franked



Dividends - cents per share
Franking
100% 100% 40% 100% 100% 100%
25
20
15
10
5
0
4
3
5
7
8
9
FY01 FY02 FY03 FY04 FY05 FY06
Dec half Jun half

Payment and DRP

- Ex-dividend date 4 September 2006
- Date of record 8 September 2006
- Payable 29 September 2006
- DRP to apply at no discount

Franking

- As per recent policy Origin will pre-pay sufficient tax to ensure that the dividend is fully franked
- Origin dividend policy remains to pay dividends of around 40% of EPS

The full year dividend is up 3 cps (20%)

Origin energy

Page 19



Origin energy
Operating Review

Exploration & Production: EBITDA of $205m down 11% as Perth Basin oil fields commenced decline...



Total Sales Revenue & EBITDA ($m)
Capex ($m)
Jun-06
Jun-05
600
500
400
300
200
100
0
Revenue
EBITDA
Capex *

- 27% decline in Perth Basin oil production largely offsets higher liquids prices
- First year of production from Spring Gully CSG ahead of expectations. CSG Sales doubled to over 20PJ offsetting in decline Cooper, Surat and Otway
- Labour costs increased reflecting market conditions
- BassGas Project commenced production
- Otway Gas Project near completion
- Kupe Gas Project approved
- 2P Reserves increased by over 200 PJe
- Significant new acreage positions and seismic surveys acquired

... while successful efforts and an active exploration program saw exploration expense increase from $31m to $45m

* Does not include acquisitions

Page 21

Oil production from the Perth Basin declined from the peak of last year and liquids yields from gas production fell...



Liquids Sales by Product by Half Year (PJE)
Petajoule Equivalent (PJE)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Jan-Jun 00
Jul-Dec 00
Jan-Jun 01
Jul-Dec 01
Jan-Jun 02
Jul-Dec 02
Jan-Jun 03
Jul-Dec 03
Jan-Jun 04
Jul-Dec 04
Jan-Jun 05
Jul-Dec 05
Jan-Jun 06
LPG
Condensate
Oil

- Perth Basin scale precipitate impacted production early in the year and water influx has led to earlier than anticipated onset of decline
- While gas sales have been constant increasing CSG production has resulted in lower average yields of condensate and LPG
- Liquids rich production from BassGas and Otway Gas will see both gas sales and liquids yields increasing in FY2007

Average Price Received (A$/bbl) (inclusive of hedging)	
Year ended 30 Jun '06	$64.68
Year ended 30 Jun '05	$49.94
Before tax earnings sensitivity: +/-1 USD oil price ~ +/- AUD $1.5 m	

... largely offsetting the benefit received from higher oil prices

Origin

Page 22

Initial production from the Spring Gully field has started to monetise Origin's substantial reserve base...


CSG Reserves
2P Reserves (PJ)
1600
1400
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
2005
2006
CSG Production
Annual Production (PJ)
20
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006

- CSG developments initially required long lead times to establish reserves prior to contracting
- Reserves supporting contracts signed from 2003 through 2005 are now being developed
- Around 450PJ of CSG reserves are now committed to contracts, 925PJ uncontracted and growing
- Completion of Stages 3 and 4 by end of FY 07 will raise Spring Gully production capacity to 85 TJ/d (30 PJ/a)
- In 2006/07 extensive drilling program will be conducted in Origin Energy's Walloon CSG reserves, targeting up to 500 PJ of reserves

... with additional sales to Queensland customers to commence through 2007 and 2008

Origin energy

Origin's 2P reserves increased significantly year on year with reserves additions in Spring Gully adding 170 PJe...

Proved and Probable Reserves (PJe)[1]	
2P reserves at 30 June 2005	2,220
add field appraisal (Spring Gully)	170
add acquisitions (Pangea CSG, BassGas, Otway)	171
less production	(78)
less reserves revisions (Cooper, Surat, other)	(47)
2P reserves at 30 June 2006	2,436

- Significant new acreage acquired, particularly in New Zealand
- Extensive seismic program undertaken in the Bass, Otway, Taranaki and Canterbury basins
- Technical assessment and evaluation of development options for discoveries in the Bass and Otway basins continued

... and acquisitions of CSG interests in the Walloons and conventional gas and liquids in the Bass and Otway Basins leading to a reserves replacement ratio of 375%

Origin energy

(1) PJe - petajoule equivalent - a measure of energy

BassGas commenced production during June 2006 while the Otway Gas Project is expected to commence commissioning late in the December quarter

BassGas Project (42.5%)

- Project construction complete with initial sales of gas in June and liquid products in July 2006
- Revenue is currently being offset against capital until full production commences
- Dispute with lead contractor Clough Engineering Ltd over construction delays and defects ongoing
- Origin acquired an additional 5% interest in the project from CalEnergy

Otway Gas Project (30.75%)

- Project nearing completion with all offshore works and pipeline works essentially complete - awaiting completion of onshore plant construction
- Development drilling undertaken and substantial reserves in the Thylacine field confirmed
- Origin acquired an additional 1% interest in the project from CalEnergy

Depreciation of these projects will be based on current booked reserves with capital costs including prior exploration, development and abandonment costs

Origin

In New Zealand the Kupe gas project has been approved, new exploration seismic has been acquired...


LEGEND
Origin permit
Contact permit
Gas pipeline
Northland Basin
Whangarei
Auckland
Hamilton
Gisborne
New Plymouth
Taranaki Basin
Napier
Tasman
Sea
Nelson
Wellington
Pacific
Ocean
Christchurch
Canterbury Basin
Timaru
Dunedin
Invercargill
0
250
Kilometres

Kupe Gas Project (50%)

- Final investment decision approved on 28 June
- Contract for drilling rig awarded
- Technip favoured offshore and onshore contractor under Alliance arrangement
- Capex increased significantly to NZ$980 million inclusive of appropriate contingencies
- First gas expected by mid 2009

New Zealand Exploration portfolio

- Two new permits acquired in the Northland Basin adjacent to existing Taranaki Basin permits
- Canterbury Basin permit confirmed and exploration seismic recorded
- Origin is now the largest holder of exploration acreage in New Zealand

... and with additional Northland Basin permits Origin is the largest holder of NZ exploration acreage

Origin

Retail: EBITDA of $273m up 6% in challenging conditions. Despite high churn, customer numbers and margins increased



Total Sales Revenue ($m)
EBITDA & Capex ($m)
Jun-06
Jun-05
Revenue
EBITDA
Capex*

- Revenues higher on increased sales volume for gas and LPG and higher energy tariffs
- After deducting cost of goods sold the gross margin increased on all products
- Cold weather helped produce a strong second half
- Market churn continued at high rates with a net increase of 33K customers across gas, electricity and LPG
- Costs higher on acquisition activities and establishing competitive capabilities in new markets
- Immaterial mark-to-market impact from derivatives
- EBIT/Sales and EBIT/customer measures both increased

Origin energy

* Does not include acquisitions

The Gross margin for all products increased year on year...



Retail Gross Margin ($) and EBIT Margin (%)
Product Gross Margin ($ million) (bars)
EBIT Margin (%) (line)
2000
2001
2002
2003
2004
2005 AGAAP
2005 A-IFRS
2006
Natural Gas
Electricity
LPG
EBIT Margin

- Gas gross margin increased on higher tariffs and strong second half due to cool weather
- Electricity gross margin higher on lower purchasing costs and net benefit of network tariffs and land taxes
- LPG gross margin higher despite higher international CP costs (but some lag on pass-through reduced gross margin %)
- Adoption of A-IFRS creates a step-change in margins at the EBIT level as goodwill is no longer amortised

... and EBIT/Sales margin increased from 6.7% to 7.1% and EBIT/customer increased from $98 to $106 per customer

Origin energy



Cooler weather conditions in the second half boosted sales and reversed the normal seasonality of sales volumes...
Victorian EDD Comparison
EDD's per month
350
300
250
200
150
100
50
-
July
August
September
October
November
December
January
February
March
April
May
June
FY2006
FY2005
10 year Ave
... helping to turn a 12% decrease in EBIT at the half year to a 10% increase in EBIT at the full year
Origin
Page 29



Wholesale contract prices have been stable. While spot prices rose through the second half...
Victorian Spot and Forward Contract Electricity Prices
Forward Curve Jun 06
Forward Curve Jun 05
FY 05/06
FY 06/07
FY 07/08
FY 08/09
... Origin achieved a lower average energy purchase price
Origin
Page 30

The acquisition of Speed-E-Gas and colder weather has seen LPG volumes and EBIT increase...



Average International Propane Price (CP)
Jul04 - Jun05
A$519
Jul05 - Jun06
A$655
Propane price ($A)
1,200
1,000
800
600
400
200
0
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06

- Active price management helped control margins squeeze as wholesale purchasing costs rose.
- Speed-E-Gas improved penetration in NSW market
- Extreme weather in New Zealand has seen the warmest and coldest months in 30 years contribute to higher volumes
- Increasing fuel prices partially offset by improved operational efficiencies.

... despite a 26% increase in global LPG prices (CP)



Churn rates remain high. Origin acquired over 325,000 new accounts for a net gain of 22,000 gas and electricity accounts



Mass Market Churn: Completed & Pending*
VIC Elec
Vic Gas
NSW Elec
NSW Gas
SA Elec
SA Gas
% Churn: Monthly data annualised
60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06

June 2006 Origin Energy Customer Numbers
(In thousands)

	Natural Gas	Electricity	Total
2005	900	913	1,812
Change	(20)	+42	+22
2006	880	955	1,834
Change	(2%)	5%	1%

- Origin now has 703,000 dual fuel accounts, up over 25% on last year
- Around 150,000 electricity customer accounts now established in SA and NSW
- Over 90,000 customers now on Green products

Origin expenses all costs associated with customer acquisition activities

#Source: Various websites including Vencorp, Nemmco, Gasmarketco & Company Information

Origin energy

Despite higher costs associated with winning customers Origin has increased its gas and electricity margins....

Product information and % change from Jun 05	Natural Gas	Electricity	LPG
Product Revenue (A$m)	909 (+7%)	1,678 (+1%)	557 (+15%)
Gross margin (A$m)	148 (+11%)	291 (+6%)	145 (+3%)
EBITDA (A$m)		224 (+7%)	49 (+4%)
EBIT (A$m)		202 (+11%)	25 (+1%)
Sales (PJ)	127 (+9%)	-	-
Sales (TWh)	-	15.6 (0%)	-
LPG (Ktonnes)	-	-	522 (+3%)
Total sales (PJe)	127 (+9%)	56 (0%)	26 (+3%)
Customers ('000)	880 (-2%)	955 (+5%)	300 (+4%)

- EBIT/Sales for gas and electricity: 2006 - 7.8% 2005 - 7.2%
- EBIT/customer for gas and electricity: 2006 - $110 2005 - $100

Origin energy

Generation: EBITDA of $60m, up 14% from $52m

Total Sales Revenue & EBITDA ($m): 0, 20, 40, 60, 80, 100, 120, 140, 160, 180
Capex ($m): 0, 2, 4, 6, 8, 10, 12, 14, 16, 18
Jun-06
Jun-05
Revenue EBITDA Capex*

- Scheduled maintenance at Worsley and gas refit at Ladbroke Grove resulted in lower electricity generated (1.6 TWh - down 9%) and lower revenues
- Higher capacity payments received from Mt Stuart
- Sale of Challicum Hills wind farm option
- Higher earnings from Osborne
- Mortlake and Spring Gully development planning progressed
- SLIVER development continued

* Does not include acquisitions

Origin energy

There was high planned availability across all plants...

Major Origin Power Plants	Origin Int. %	Capacity MW	Type	Operation	Availability	Contracting Party
Worsley	50	120	Cogen	Base	85%	Western Power & Worsley
Bulwer Is.	50	32	Cogen	Base	95%	BP
Osborne	50	180	Cogen	Base	97%	NRG Flinders & Penrice
Mt Stuart	100	288	OCGT	Peak	99%	Enertrade
Quarantine	100	96	OCGT	Peak	97%	Origin Retail
Ladbroke	100	80	OCGT	Base/ Peak	75%	Origin Retail
Roma	100	74	OCGT	Peak	94%	Origin Retail

... with Worsley maintenance and Ladbroke Grove refit to new gas supply from the SEA Gas pipeline reducing running hours as expected

Origin energy

Planning and permitting for the option to develop gas fired power stations are progressing at Mortlake and Spring Gully...

Power Plant Developments

- Two power projects being progressed, each up to 1000 MW at:
  - Mortlake in Victoria
  - Spring Gully in Queensland
- Both projects seek to leverage Origin's integrated fuel position
- EES for Mortlake received general endorsement from the Victorian government in July 2006
- EIS statement for Spring Gully released in November 2005, with regulatory approvals expected in September 2006

Solar

- SLIVER modules continue to be scaled up
- 75W module undergoing reliability testing, 150W module developed
- Origin is continuing to seek an international partner for this project

Geothermal

- 14% investment in Geodynamics which is continuing to prove its "Hot Rock" concepts and technology

... while progress on SLIVER commercialisation and other renewable options continues

Origin energy

Networks: EBITDA of $30m down from $34m last year and reflects effective yield accounting treatment of Envestra distribution...



Total Sales Revenue & EBITDA ($m)
Capex ($m)
Jun-06
Jun-05
200
180
160
140
120
100
80
60
40
20
0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Revenue
EBITDA
Capex*

- Higher sales resulting from colder weather together with higher capital and operating recoveries
- 14% decrease in EBITDA reflects effective yield accounting treatment of distribution from Envestra (distribution steady year on year but part of distribution now recognised as a capital return)
- Gas consumers connected and gas volumes both increased around 2% year on year
- Key performance targets for Coliban water in Victoria met or exceeded

... while underlying business remains steady

* Does not include acquisitions

Origin energy

Contact: 12 month EBITDA contribution to Origin of $519m up 50% on last year (9 months only)...



Total Sales Revenue ($m)
EBITDA & Capex ($m)
Jun-06
Jun-05#
2,500
2,000
1,500
1,000
500
0
600
500
400
300
200
100
0
Revenue
EBITDA
Capex*

- Acquisition of 51.4% interest completed on 1 October 2004 - nine months included in FY2005 vs 12 months in FY2006
- Earnings benefited from:
  - Low hydro inflows and a cold winter pushing up electricity prices
  - Contact's hydro stations constrained, but thermal generation increased 41% on flexible Maui contracts
  - Contact therefore benefited from high prices and higher output
- Result includes benefit of sale of Valley Power power station and costs associated with proposed merger (net +$5.5 million)

... resulting in a $71m contribution to NPAT after deducting funding and recognising minority interests (FY2005: $37m)

\# Includes 9 months contribution from Contact
* Does not include acquisitions

Origin energy


Origin
energy
Outlook

In the coming year, EBITDA from Australian Operations is likely to grow by around 15%

- Spring Gully will continue ramp-up
- BassGas Project will be on-line
- Otway Gas Project commissioning is anticipated to commence in December quarter 2006
- Steady contributions expected from Retail, Generation and Networks
- Cooper Basin gas production will decline by around 10% in 2007, while oil production should be steady
- Production decline from Perth Basin oil fields expected to continue
- E&P production "run rate" expected to be over 100 PJe per annum by the end of the 2007 financial year

Origin

Contact Energy will face challenging conditions which may offset the growth in Australian operations

- Contact will face challenging conditions
  - Favourable weather conditions from FY2006 are unlikely to repeat
  - Wholesale gas contract prices will increase significantly restricting generation and putting pressure on margins

It is therefore possible that there will be little growth in earnings per share in the coming year, while looking further ahead.....

- There are significant growth opportunities available to Origin through
  - The continued consolidation of the energy industry in Australia
  - The range of currently approved and planned development projects within Origin
  - Potential growth projects being developed by Contact Energy

... the company believes that targeting growth in earnings per share of 10 to 15% per annum on average over the longer term remains feasible

Origin energy

Page 41


Origin
energy


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/06/2006

TIME: 13:54:39

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Weekly Drilling Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



ASX Release

23 June 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries.

Ooline 1

Well type: Oil Exploration Well

Location: Surat Basin, Queensland (ATP 470P)

Approximately 15 kilometres north west of the Riverslea Oil Field and 8 kilometres east of Emu Apple 1.

Latitude: 27° 12' 51.61" S
Longitude: 148° 40' 44.97" E

Initial Interests:

Angari Pty Ltd*	67.50%
Origin Energy CSG Ltd*	22.50%
Santos QNT Pty Ltd	10.00%

*a wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Boxvale Sandstone
Secondary targets: Basal Evergreen
Moolayember Formation
Proposed total depth: 1554 metres (RT)

Progress and Status:

Commenced drilling on 18 June 2006 with the Century 7 drilling rig. Drilled 311 millimetre (12-1/4 inch) hole to 235 metres. Set 244 millimetre (9-5/8 inch) surface casing at 233 metres. Drilled 216 millimetre (8-1/2 inch) hole to 1,435 metres.

At 08:00 EST operations at the well were running back into the hole to drill ahead after conducting a wiper trip at the top of the Evergreen Formation.

Progress for the week was 1,435 metres.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 June 2006
From	Bill Hundy	Pages	2
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au





To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	28 June 2006
From	Bill Hundy	Pages	2
Subject	**Origin Energy and Contact Energy agree to terminate DLC Merger Implementation Agreement**		

Please find attached an announcement entitled "Origin Energy and Contact Energy agree to terminate DLC Merger Implementation Agreement".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au



ASX Release

28 June 2006

Origin Energy and Contact Energy agree to terminate DLC Merger Implementation Agreement

Origin Energy and Contact Energy today announced that they would not proceed with the proposed merger by Dual Listed Companies structure.

The Origin Energy Board and Contact Energy Independent Directors believe that the terms of the proposed merger appropriately reflect the relative value of both companies and that the merger would create value for both sets of shareholders.

However, it has become evident to the Origin Energy Directors that there is not sufficient support from key shareholders of Contact Energy for the merger proposal to be approved under the current terms.

Origin Energy has considered whether any change in the terms of the merger proposal could be contemplated.

Mr Kevin McCann, Chairman of Origin Energy, said "We are always mindful of the need to ensure we are adding value for Origin Energy shareholders. We have concluded that to improve the terms of the merger proposal for Contact Energy minority shareholders would not be in the best interests of Origin Energy shareholders.

"We are disappointed that we have not gained sufficient indications of support from Contact Energy shareholders for the merger proposal. We believe the merger of the two companies would have resulted in both Origin Energy and Contact Energy shareholders participating in the significant benefits flowing from combining two strong companies."

The Origin Energy Board has reluctantly concluded that the management time, effort and cost in pursuing a merger, which market and shareholder feedback indicate is unlikely to be approved, is not justified."

The Contact Energy Independent Directors and Origin Energy have therefore agreed to terminate the Merger Implementation Agreement entered into between Origin Energy and Contact Energy on 20 February 2006.

Mr Grant King, Origin Energy's Managing Director, said "In addition to its 51.4% shareholding in Contact Energy, Origin Energy has diverse business interests in New Zealand including operatorship of the proposed Kupe Gas Project, significant exploration opportunities in the Taranaki, Northland and Canterbury basins and ownership of Rockgas, the largest LPG distribution and retail business in New Zealand. Origin Energy will continue to pursue development of all these businesses in the best interests of its shareholders."

For further information on this release, please contact:

Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558
Mobile: 0417 864 255

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limite
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydne

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/07/2006

TIME: 09:10:38

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy AGM to be held in Auckland on 19/10/06

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 July 2006
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY - ANNUAL GENERAL MEETING TO BE HELD IN AUCKLAND ON 19 OCTOBER 2006**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


contact

18 July 2006

CONTACT ENERGY 19 OCTOBER 2006 ANNUAL MEETING TO BE HELD IN AUCKLAND

Contact Energy confirmed today that its annual profit result would be released to the New Zealand Exchange on 25 August 2006 and that it would hold its next annual meeting of shareholders in Auckland on 19 October 2006.

The annual meeting will be held at the Ellerslie Events Centre, Ellerslie Racecourse, 80-100 Ascot Avenue, Greenlane, Auckland at NZDST 9.30am on Thursday, 19 October 2006. Previous Contact annual meetings have been held in Auckland, Wellington, Christchurch and Dunedin.

The annual meeting will also be broadcast live as an audio presentation via Contact's website www.mycontact.co.nz.

Contact advises that nominations for election of Directors of Contact Energy at the annual meeting open today and close at 5.00pm, 21 August 2006.

Nominations must be made by a security holder entitled to attend and vote at the annual meeting, and should be directed to "Director Nominations", c/- General Counsel, Contact Energy Limited, PO Box 10742, Wellington.

For more information:
Jonathan Hill
Corporate Communications
(04) 462 1285
(021) 440 090
Email: jonathan.hill@contact-energy.co.nz



To	Company Announcements Office		1300 300 201
Company	Australian Stock Exchange Limited	Date	25 July 2006
From	Bill Hundy	Pages	4
Subject	**MEDIA RELEASE**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

For your information, please find attached a media release entitled "Origin Energy to invest additional $114 million in Queensland Coal Seam Gas".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Media Release

25 July 2006

Origin Energy to invest additional $114 million in Queensland Coal Seam Gas

Australian integrated energy company Origin Energy will invest an additional $114 million in its Spring Gully Coal Seam Gas Project to double its production capacity to around 85TJ/Day thereby providing further security to Queensland's energy supply. This investment will see Origin supply natural gas to prominent Queensland businesses QAL, Incitec Pivot and Energex.

Located 90km north of Roma in central Queensland, the original $200 million Spring Gully Gas Project entered into commercial service in July 2005 and has been performing above expectations by delivering higher than expected levels of natural gas. The Plant was officially opened in November 2005 by Premier Peter Beattie.

Origin Chief Operating Officer, Karen Moses, said the expansion of the Spring Gully Project further underpins and secures Coal Seam Gas as a reliable and key energy source for Queensland in the decades ahead. "There is a strong and ongoing role for Coal Seam Gas in the mix of Queensland's energy supply," said Ms Moses.

"Since Origin was listed in 2000 it has invested over $800 million in Queensland in oil and gas production, power generation and LPG distribution. Doubling the output of our Spring Gully Project maintains Origin's position at the forefront of the gas industry in Queensland, as well as one the major providers of commercially proven Coal Seam Gas."

"One of the most significant changes in Australia's gas supply in recent years has been the emergence of Coal Seam Gas as a reliable and viable major new energy source for Queensland. We are particularly pleased that our Coal Seam Gas developments in Queensland are playing a crucial role in supporting the State Government's Clean Energy Strategy[1]"

"Origin is already committed to clean energy and, with over 100,000 customers, sells green power to more customers than any other energy retailer in Australia. Indeed, Origin has introduced GreenEarth Gas, the first product of its type in Australia to offset a customer's greenhouse gas emissions from their use of natural gas" added Ms Moses.

Origin is also seeking Government approval for a nominal 1,000 MW gas fired power station to be co-located with the Spring Gully Gas Plant.

For further information, please contact:

Wayne Gregory
National Manager, Public Affairs
Telephone (03) 9652 5886
Mobile 0419 587 375

[1] The Clean Energy Strategy announced in 2000 required that 13% of electricity sold in Queensland was to be generated from gas, including coal seam gas.

Origin Energy Limited ABN 30 000 051 696 • Level 21 Melbourne Central 360 Elizabeth Street Melbourne VIC 3000
GPO Box 186 Melbourne VIC 3001 • Telephone (03) 9652 5555 • Facsimile (03) 9652 5536 • www.originenergy.com.au

About Coal Seam Gas (CSG)

Coal Seam Gas is methane gas stored within coal seams, and is an energy source that has the potential to provide significant economic benefits to Queensland.

Queensland has extensive CSG resources with proved plus probable reserves in excess of 2,800 Petajoules (PJ) which represents the equivalent of 20 years coverage of the Queensland market. There is potentially more than 15,000 PJ of recoverable CSG in Queensland.

As an end-use product, CSG is the same as natural gas, and can be utilised in all natural gas appliances and commercial applications. The difference between CSG and other natural gas is mostly how it occurs in nature. CSG collects in the coal seam by bonding to the surface of coal particles, whereas other natural gas is stored in the pore spaces between grains of sandstone or similar rock.

Coal seams in the ground are generally filled with water, and it is the pressure of the water that keeps the gas adsorbed as a thin film on the surface of the coal. The cleats, the fracture system of coal, may be interconnected and permeable. In a high quality CSG deposit the cleats are permeable enough to allow gas and water to flow freely through them.

The level of gas produced from a coal bed is dependent on the thickness of the coal, gas content, permeability and the depth of the coal seam.

The coal seams that can produce CSG economically are usually between 200m to 1,000m below the surface.



Picture showing an aerial shot of the Spring Gully Gas Plant when it was commissioned in July 2005



Spring Gully opening features Premier Peter Beattie and Origin Energy Managing Director, Grant King at the opening of the Spring Gully Gas Project



Queensland
Rockhampton
Coral
Sea
0
80
Kilometres
Emerald
Bowen Basin
Gladstone
Rolleston
Denison
Trough
Bundaberg
LEGEND
Origin permit
Origin CSG permit
Gas pipeline
Origin interest
Potential gas pipeline
Origin interest
Pipeline
Production facility
Proposed
production facility
Yellowbank
Fairview
Spring Gully
Peat
Peaking
Power
Station
Roma
To Moomba
Talinga
Kincora
Surat
Basin
Brisbane
Toowoomba
To Jackson
Tweed Heads
NSW

Map showing origin Exploration permits in central Queensland and the location of Spring Gully, which is 80 km north of Roma




RECEIVED

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 July 2006
From	Bill Hundy	Pages	18
Subject	**ORIGIN ENERGY LIMITED - QUARTERLY REPORT**		

Attached is the Origin Energy Limited report for the quarter ended 30 June 2006.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



Report for the Quarter ended 30 June 2006

To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Significant events and influences during the Quarter included:

- Total production increased by 2% compared with the previous Quarter from 18.8 PJe to 19.2 PJe. The production figures reflect increased production from the Cooper Basin and the Surat/Denison area and start-up in the BassGas Project. These increases offset the continued natural decline in the gas fields of the onshore Otway Basin and the oil fields of the Perth Basin, and the sale of the Moura coal seam gas (CSG) assets. However sales revenue fell by 10% compared with the previous Quarter to $101.4 million due to lower liquid sales, in particular from the Perth Basin oil fields.

- The BassGas Project commenced product sales of gas (May 2006) and condensate (June 2006). Subject to the final phase of plant performance testing, full production is expected in August 2006.

- The Otway Gas Project is approximately 90% complete overall. Platform hook-up and pre-commissioning activities are nearing completion; the offshore pipeline and shore crossing are complete; and the onshore pipeline is installed and tie-in to the onshore plant is in progress. Construction of the onshore plant is the current focus with start-up now expected in the fourth Quarter of 2006. A three well drilling program (one exploration/appraisal well, two development wells) was undertaken.

- On 29 June 2006, the Joint Venture parties in the Kupe Gas Project in New Zealand announced that the project will proceed to construction following a final investment commitment by the parties. The cost of the project has increased to NZ$980 million but has been offset by a renegotiated gas supply agreement, higher liquids prices and increased reserves.

- The installation of a fourth compressor at the Spring Gully coal seam gas (CSG) facility has increased the capacity of the facility to 49 TJ/d when recent wells are tied in. Work has commenced on Phases 3 and 4 of the expansion which will further increase capacity to 85 TJ/d.

- Origin concluded the purchase of additional CSG assets from Pangaea Oil and Gas Pty Ltd which include a 40.6% interest in the soon to be developed Argyle field.

- In the Queensland CSG tenures, fifteen development wells were drilled on the Spring Gully field (11) and Fairview field (4) and three cored slimholes were drilled in the northern Comet Ridge (2) and Walloons CSG (1) areas.

- Origin participated in the drilling of fourteen wells in the Cooper/Eromanga Basins including eleven gas and three oil and gas development wells. All were cased and suspended as future producers. A new oil producing zone was also completed in the Toby 1 well.

- Activity in the Surat Basin included the drilling of five exploration wells with gas (3) or oil (2) objectives. Two wells were cased and suspended as potential gas producers and one well as a potential oil producer.

- Seismic activity included completion of the Aragorn 3D Seismic Survey in the offshore Otway Basin; acquisition of the Moana 2D Seismic Survey in the offshore Taranaki Basin, New Zealand; completion of the Carrack 2D Seismic Survey in the offshore Canterbury Basin, New Zealand; and acquisition of the Russ 2D Seismic Survey in the onshore Perth Basin.

Post Report Date Events

- The Operator of the Otway Gas Project, Woodside, has completed and production tested the THA01 development well on the Thylacine field.

- Subsequent to the end of the period the BassGas project achieved its target sales gas production rate of 67 TJ/d. Commissioning of the project is continuing, with the aim of bringing all products up to target rates during August.

- In the Surat Basin, the Ogilvie Creek-2 well has been completed and production tested. The well flowed gas at the improved rate of 5.9 MMscfd from the basal Rewan sands. However the Ogilvie Creek 1 well, upon completion and production testing, flowed gas at only 0.1 MMscfd suggesting the Upper Tinowon gas sands are damaged. Both wells are being connected to the Myall Creek facilities and fracture stimulation is being considered for the Ogilvie Creek 1 well.

- Origin has submitted a Priority-in-Time application for a large area adjacent to and east of its current Canterbury Basin permit, PEP 38262, in New Zealand.

Report for the Quarter ended 30 June 2006

1. PRODUCTION SALES AND EXPENDITURE

Origin's share of production and energy sales during the Quarter is summarised as follows:

1.1 Production by Area (and Total Sales and Revenue)

Note: current Quarter production figures for some areas (non-operated) include estimates for June 2006 production. Where necessary previous Quarter figures have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

Natural Gas and Ethane	Unit	This Quarter	Previous Quarter	% Change	4th Quarter 2004/05	YTD 2005/06	YTD 2004/05
Natural Gas	PJe						
SA Cooper & SWQ		6.0	5.7	5	7.2	25.6	30.5
Bass Basin		0.1	-	-	-	0.1	-
Otway Basin		0.8	0.9	(11)	1.3	3.6	7.6
Perth Basin		1.0	0.7	43	0.6	3.2	2.5
Coal Seam Gas		4.9	5.1	(4)	3.6	18.9	11.8
Surat / Denison		2.8	2.5	12	2.9	10.3	11.7
Carnarvon Basin		-	-	-	-	-	0.1
Ethane	PJe						
SA Cooper & SWQ		0.4	0.3	33	0.4	1.6	1.3
Total Production		16.0	15.2	5	16.0	63.3	65.5
Total Sales		18.1	16.5	10	16.9	68.0	67.8
Total Revenue	$M	61.4	55.6	10	56.0	232.8	218.5

Crude Oil	Unit	This Quarter	Previous Quarter	% Change	4th Quarter 2004/05	YTD 2005/06	YTD 2004/05
Crude Oil	kbbls						
SA Cooper & SWQ		76.4	70.5	8	73.8	330.7	330.3
Surat / Denison		4.9	5.2	(6)	5.4	22.3	29.2
Perth Basin		233.4	346.8	(33)	425.0	1202.6	1650.1
Total Production		314.7	422.5	(26)	504.2	1555.6	2009.6
Total Sales		344.1	500.7	(31)	544.3	1780.1	2187.2
Total Revenue	$M	25.0	34.5	(28)	30.9	114.1	105.5

Condensate/Naphtha	Unit	This Quarter	Previous Quarter	% Change	4th Quarter 2004/05	YTD 2005/06	YTD 2004/05
Condensate/naphtha	kbbls						
SA Cooper & SWQ		91.4	93.6	2	108.7	403.6	473.4
Bass Basin		7.8	-	-	-	7.8	-
Otway Basin		3.2	3.5	(9)	5.4	14.8	34.5
Perth Basin		2.5	2.4	4	0.9	8.4	4.4
Surat / Denison		14.4	14.9	(3)	17.9	59.9	73.4
Total Production		119.3	114.4	4	132.9	494.5	585.7
Total Sales		94.1	153.6	(39)	177.7	495.1	648.2
Total Revenue	$M	6.6	10.9	(40)	10.2	33.1	36.0

LPG	Unit	This Quarter	Previous Quarter	% Change	4th Quarter 2004/05	YTD 2005/06	YTD 2004/05
LPG	Ktonnes						
SA Cooper & SWQ		10.4	9.7	7	11.8	43.6	48.6
Bass Basin		-	-	-	-	-	-
Surat / Denison		2.5	2.3	9	2.2	9.2	9.9
Total Production		12.9	12.0	8	14.0	52.8	58.5
Total Sales		12.6	13.2	(4)	8.2	55.0	51.2
Total Revenue	$M	8.4	11.3	(26)	4.8	38.4	29.4

	Unit	This Quarter	Previous Quarter	% Change	4th Quarter 2004/05	YTD 2005/06	YTD 2004/05
Production (all products)	PJe	19.2	18.8	2	20.3	77.7	83.4
Sales (all products)	PJe	21.3	20.9	2	21.4	83.8	86.5
Total Revenue	$M	101.4	112.3	(10)	101.9	418.4	389.4

	Unit						
Total Sales	PJe						
Internal		8.7	5.8	50	4.8	26.0	19.4
External		12.6	15.1	(17)	16.7	57.8	67.1
Total		21.3	20.9	2	21.4	83.8	86.5

	Unit	This Quarter	Previous Quarter	% Change	4th Quarter 2004/05	YTD 2005/06	YTD 2004/05
Production by Basin	PJe						
SA Cooper & SWQ		7.9	7.4	7	9.1	33.4	38.7
Bass Basin		0.2	-	-	-	0.2	-
Otway Basin		0.8	0.9	(11)	1.3	3.7	7.8
Perth Basin		2.4	2.7	(12)	3.1	10.3	12.2
Coal Seam Gas		4.9	5.1	(4)	3.6	18.9	11.8
Surat/Denison		3.0	2.7	11	3.2	11.2	12.8
Carnarvon Basin		-	-	-	-	-	0.1
Total		19.2	18.8	2	20.3	77.7	83.4

Conversion Factors:

Crude oil	5.83	PJ/million bbls
Condensate	5.41	PJ/million bbls
LPG	49.3	PJ/million tonnes
Ethane	51.7	PJ/million tonnes

1.2 Production/Sales Summary

Total production increased by 2% compared with the previous Quarter from 18.8 PJe to 19.2 PJe. The production figures reflect increased production from the Cooper Basin and the Surat/Denison area and start-up in the BassGas Project. These increases offset the continued natural decline in the gas fields of the Otway Basin and the oil fields of the Perth Basin and the sale of the Moura CSG assets.

Product sales also increased 3% from 20.9 PJe to 21.3 PJe compared with the previous Quarter. However this increase in sales volumes was not matched by an increase in sales revenue which fell by 10% compared with the previous Quarter from $112.3 million to $101.4 million as liquid sales volumes fell as a proportion of the total sales volumes.

Year on year production of coal seam gas has increased by 60% as the first two phases of the Spring Gully CSG project were completed. New gas fields in the Perth Basin have also been brought on line, increasing sales of gas, condensate and LPG from this area. Commissioning commenced at the BassGas production and processing facilities late in the year and will ramp up to full production early in the 2006/07 financial year. The delays in start-up of the BassGas Project has meant that the natural field decline in areas such as the Cooper Basin, Surat/Denison, Otway Basin and Perth Basin oil fields has more than offset these production gains. As a consequence total production for the year of 77.7 PJe was 5.7 PJe or 7% lower than last year.

Sales volumes were 3% lower than last year at 83.8 PJe, reflecting the trend discussed above mitigated by higher third party purchases of both gas and oil.Sales revenue for the 2005/2006 year was however 7% higher than for the previous year at $418.4 million reflecting higher prices for all liquids products.

2. MARKETING AND DEVELOPMENT ACTIVITIES

2.1 South Australia

2.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Eight gas development wells and three oil and gas development wells were drilled during the Quarter.

The program of Coorikiana gas development wells on the Marabooka/Mudera fields was completed with the drilling of Marabooka 12 and Mudera 8, 9, 10 and 11; based on mudlogs and gas shows, all five wells were cased and suspended as future gas producers. Another three successful gas development wells were drilled, namely Brumby 12, Burke 8 and Della 25. Based on wireline log evaluation, the wells were cased and suspended as future gas producers.

A three well oil and gas development program was completed in the Fly Lake field with the drilling of the Fly Lake 18, 19 and 20 wells. Wireline log evaluation indicated gas pay in the lower Patchawarra Formation and oil pay in the Tirrawarra Formation in each well. All three wells were cased and suspended as future oil and gas producers.

Patchawarra East Block (Interest 10.536%)

At the end of the Quarter, the Moolion 4 gas development well was running wireline logs, after having reached a total depth of 3053m. The well will be cased and suspended as a Permian gas producer.

2.1.2 Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields (Operator)),
PPL 168, PPL 202 (Interest 75.7143%, Redman gas field (Operator))

No significant activity during the Quarter.

2.2 Queensland

2.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Unit (Interest 16.7375%)

Two gas development wells were drilled during the Quarter, namely Thoar 4 and Wolgolla 6. Both wells were cased and suspended as future Permain gas producers.

ATP 259P (Block Interests 10-27%)

Toby 1 (Wareena Block Oil) was recompleted in the Cadna-Owie Formation after abandonment of the Hutton Sandstone and basal Jurassic. The Cadna-Owie Formation was successfully fractured stimulated and the well flowed oil to surface. Production testing will begin in July.

2.2.2 Surat Basin (* denotes CSG permit(s))

PLs 30, 56 & 74 (Interest 69% (Operator) in PLs 56 and 74; and 75% (Operator) in PL 30)

No significant activity during the Quarter.

PLs 53, 174 and 227 (Interest 100% (Operator))

The application for PL 227, which covers the remaining portion of ATP 375P and adjoins PL 53 and PL 174, was approved by the Minister. The Petroleum Lease became effective on 1 April 2006 and has been granted for 20 years.

Interpretation of the Myall Creek 3D Seismic Survey covering the majority of PL 174 and eastern PL 227 was completed and three drilling locations were identified for drilling.

Ogilvie Creek 1, located in PL 227 and approximately 0.7 km north of Noorindoo 2, commenced on 2 April. The primary objective of the well was the upper Tinowon sandstone, which is the primary producing reservoir in the Myall Creek gas field. Drill Stem Test 1 conducted over the upper Tinowon sandstone interval 2066m to 2073m recorded a final gas flow rate of 0.4 MMscfd. The recovery consisted of 10m of gas cut mud. Pressure data indicates that there was no depletion during the test and the gas pool is not being accessed by production from the Myall Creek gas field. The well, which was drilled to a total depth of 2129m into the Timbury Hills Formation, was cased and suspended for further evaluation.

Ogilvie Creek 2, located within PL 174 approximately 0.9 km northwest of the Myall Creek 8 well, commenced drilling on 24 April. Drill Stem Test 1 conducted over the basal Rewan sandstone interval 1843m to 1870m recorded a final gas flow rate of 5.1 MMscfd. The recovery consisted of gas and condensate cut mud. Interpretation of the test charts showed no depletion during the test. The well was drilled to a total depth of 2035m into the Timbury Hill Formation. As expected the upper Tinowon sandstone reservoir was not developed at this location. A second drill stem test conducted in the Timbury Hills Formation over the interval 2001m to 2035m recorded no gas to surface. The well was cased and suspended for further evaluation prior to connection to the Myall Creek gas gathering system.

Braeburn 1, the final well to be drilled in this round of drilling on the results of the Myall Creek 3D Seismic Survey, commenced on 10 May. The well was located within PL 227 approximately 5.2 km north of the Myall Creek 8 well. The primary objective of the well was the upper Tinowon sandstone. The well was drilled to a total depth of 2125m and encountered no sand development within the upper Tinowon section. Drill Stem Test 1 conducted over the basal Rewan interval 1988m to 1994m recorded gas to surface at a rate too small to measure. All other objectives in the well were interpreted to be either of low permeability or water bearing. The well was plugged and abandoned.

PLs 70 & 71 (Interest 90% (Operator) in PL 71; and 100% (Operator) in PL 70)

Namarah 7 remains suspended after drilling problems and hole instability prevented the primary target, the basal Rewan sandstone, from being penetrated.

Parknook 7 is scheduled to be plugged and abandoned in the third Quarter of 2006.

PLs 10W, 11W, 12W, 28, 69 & 89 (Interest 46.25%); Snake Creek East Exclusion Zone (Interest 25.0%)

No significant activity during the Quarter.

PLs 21, 22, 27 & 64 (Interest 87.5% (Operator))

No significant activity during the Quarter.

PL 14 (Interest 100% (Operator)

No significant activity during the Quarter.

PLs 179, 228 and 229 * (Argyle) (Interest 40.625%)

Origin completed the acquisition of an interest in these production leases (which cover the Argyle CSG field) from Pangaea Oil and Gas Pty Ltd on 12 April 2006.

2.2.3 Bowen Basin (* denotes CSG permit(s))

PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 & 218 (Interest 50% (Production Operator))

No significant activity during the Quarter.

PL 101 * (Interest 100% (Operator))

No significant activity during the Quarter.

PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 * (Fairview) (Interest 23.93%)

Four development wells, Fairview 60, 70, 103 and 105, were drilled to develop reserves in the Bandanna coal seams.

PLs 195, 200, 203 and 204 * Spring Gully (Interest 94.505% in PL 195 and PL 203 (Operator); 95.7097% in PL 200 (Operator); 99.725 % in PL 204 (Operator)

The Spring Gully gas plant had peak sales gas capacity of around 35 TJ/d during the Quarter. Late in the Quarter, the fourth compressor was commissioned and, with the connection of recent development wells, this will increase the facility capacity to 49 TJ/d.

Eleven development wells, Spring Gully 26, 30, 31, 33, 34, 35, 41, 45, 46, 50 and 52, were drilled during the Quarter on the Spring Gully field. The wells were cased and suspended awaiting fracture stimulation and completion in the third Quarter of 2006.

Processing of the Spring Gully Seismic Survey data (79 km of 2D data) plus the reprocessing of a further 141 km of existing data was completed during the Quarter.

During the Quarter work commenced on Phases 3 and 4 of the Spring Gully Project which address additional field deliverability and gas plant expansion (to 85 TJ/d) to meet firm contractual commitments to QAL, Energex and Incitec Pivot. The estimated cost of these development phases is $114 million.

PLs 219 and 220 * (Interest 100% (Operator))

No significant activity during the Quarter.

2.3 Western Australia

2.3.1 Perth Basin

L11 (Interest 67.0%, Beharra Springs gas field (Operator))

Production from the Beharra Springs gas plant resumed after scheduled maintenance in March 2006. Gas production averaged 12.7 TJ per day during the Quarter, with production from Beharra Springs 1 and 2 as well as from Tarantula 1ST.

L1/L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%, Hovea and Eremia oil fields, Xyris gas field)

Average gross sales for the Quarter through the Hovea production facility was approximately 2975 bopd from Hovea 4, 7, 8, 11 and Eremia 1 and 2.

Xyris and Hovea 2 produced at rates of up to 4.7 TJ/d throughout the Quarter.

L14 (Interest 49.189%, Jingemia oil field (Operator))

Production from the Jingemia Production Facility averaged 2180 bopd during the Quarter with a water cut of 46%. Jingemia 1 was started up in May at 100% water cut. The well is currently shut-in due to surface pump reliability.

The Jingemia 5 and 9 water injector wells were injecting at an average total of 4879 bwpd during the Quarter. Modelling studies were carried out with the aim of gaining a better understanding of water-drive mechanism through the various producing sand units over the field.

Gross sales for the Quarter averaged 2029 bopd.

2.4 Victoria

2.4.1 Otway Basin

PPL 8 (Interest 100%, Dunbar gas field (Operator))

No significant activity during the Quarter.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir (Operator))

No significant activity during the Quarter.

PPL 4, 5, 7, 12 (Interest 100% (Operator))

No significant activity during the Quarter.

PPL 6, 9, 10 and PRL 1 (Interest 90% in PPLs 6 and 9 and PRL 1 (Operator); Interest 100% in PPL 10 (Operator))

No significant activity during the Quarter.

VIC/L23 (Interest 30.75%, Geographe)

Development activity continued for the Geographe (Vic/L23) and Thylacine (T/L2) fields. (Refer T/L2 in 2.5.1 below.)

2.5 Tasmania

2.5.1 Otway Basin

T/L2 (Interest 30.75%, Thylacine)

Development activity continued for the Thylacine (T/L2) and Geographe (Vic/L23) fields. At the end of the Quarter, the project to bring the Thylacine field on stream was approximately 90% complete overall.

By the end of the Quarter, platform topside hook-up and offshore commissioning works were proceeding satisfactorily; the development drilling program was progressing well; offshore pipeline installation was 100% complete; and onshore pipelines were almost complete.

With progress satisfactory elsewhere, attention is now focused on the onshore gas plant construction which remains as the critical path for start-up. The Operator now expects start-up in the December Quarter 2006.

The Thylacine development drilling program continued during the Quarter using the drilling rig, *Maersk Guardian*. The Thylacine South 1 appraisal /exploration well reached a total measured depth of 3250m and was plugged and abandoned as planned after collection of fluid samples and pressure points. Thylacine South 1 intersected a gross gas column of approximately 223m.

Drilling of THA01, a deviated development well, was completed in May when the well reached a total measured depth of 2634m. The well was cased and suspended to be completed in the deeper reservoir units consecutively with the other programmed wells. The THA01 results were in line with the expectation and pre-drill interpretations. THA02, a horizontal well targeting both upper and deeper reservoirs, has been drilled to a total measured depth of 4026m, perforated and completed, and now awaits topsides tie-in and testing. THA02 has produced very satisfactory results which are interpreted to be better than pre-drilled expectations.

2.5.2 Bass Basin

T/L1 (Interest 42.5% (Operator))

The BassGas Project has started to deliver and sell sales gas (May 2006) and condensate product (June 2006). LPG sales commenced in early July 2006.

The bulk of offshore engineering rectification work is complete and the Astoria ASV has been demobilised and has departed.

Most of the plant and platform has now been commissioned. Production is increasing to test the plant at the higher throughput levels. The final phase of plant performance testing will take place in July - August 2006, and full production is expected in August 2006 (provided the testing does not reveal additional major defects).

2.6 <u>Northern Territory/Western Australia</u>

2.6.1 Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator (Santos Limited) has continued its marketing efforts to commercialise the Petrel field. It has also applied to the Designated Authority for renewal of the Petrel Retention Leases which the Designated Authority has now offered to grant.

2.7 <u>New Zealand</u>

2.7.1 Offshore Taranaki Basin

PML 38146 (Interest 50% (Operator))

On 29 June 2006, the Joint Venture parties in the Kupe Gas Project in New Zealand announced that the project will proceed to construction following a final investment commitment made by the Joint Venture. In announcing the project's approval, Origin confirmed an increase in the overall cost of the development to an estimated NZ$980 million, including appropriate project contingencies, but indicated that this was offset by the renegotiated gas supply agreement, coupled with higher expected condensate and LPG prices and increased reserves which were announced last year.

Construction is expected to commence in Taranaki in September 2006.

3. EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

No significant activity during the Quarter.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

3.1.2 Otway Basin

PEL 27 (Interest 50%)

No significant activity during the Quarter.

PRL 1 and PRL 2 (Interest 75.7143% (Operator) in PRL 2; and 100% (Operator) in PRL1))

No significant activity during the Quarter.

3.2 Queensland

3.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Interest 16.7375%)

No significant activity during the Quarter.

ATP 259P (Block Interests 10-27%)

No significant activity during the Quarter.

3.2.2 Surat Basin (* denotes CSG permit(s))

ATP 336P (Waldegrave) (Interest 46.25%)

A Showgrounds Sandstone oil opportunity, Mahogany 1, has been identified within the ATP. The well is likely to be drilled late February 2007.

ATP 375P (Interest 100% (Operator))

With the granting of PL 227 on 1 April 2006, ATP 375P ceased to exist as a separate tenement.

ATP 470P Redcap, Rolston and Formosa Downs (Interest 90.0% (Operator) in ATP 470P Redcap; 100% (Operator) in ATP 470P Rolston; and 49.5% (Operator) in ATP 470P Formosa Downs)

Depth mapping in the eastern (Ballaroo region) sector of ATP 470P Redcap confirmed two prospects, Emu Apple and Ooline, targeting oil in the Boxvale Sandstone.

Emu Apple 1 commenced on 5 June and was drilled to a depth of 1406m. Drill Stem Test 1 was conducted over the upper Boxvale Sandstone interval 1396m to 1406m. While there was no fluid to surface during the flow period, the recovery consisted of 10.5 barrels of oil with no water. The well was subsequently drilled to total depth of 1485m prior to a second drill stem test being conducted over the lower Boxvale sandstone interval 1409m to 1418m . This test flowed water to surface at a rate of 360 barrels per day. The well has been cased and suspended as a new pool oil discovery. It is planned to conduct an extended production test in the second half of 2006 to determine the size of the resource prior to a Petroleum Lease application and to determine the requirement for further seismic and/or drilling on the structure.

Ooline 1, located approximately 8 km east of Emu Apple 1, commenced on 18 June. The well was drilled to a total depth of 1585m. No significant hydrocarbon shows were intersected and all potential reservoir sections are interpreted to be water bearing. The well has been plugged and abandoned.

ATP 471P Weribone Pooling Area (Interest 50.64% (Operator))

No significant activity during the Quarter.

ATP 606P * (Interest 92.716% (Operator))

Production testing of the two wells drilled in late 2005 is currently in the planning stage.

ATP 610P * (Interest 29.375%)

Origin completed the acquisition of an interest in this authority to prospect from Pangaea Oil and Gas Pty Ltd on 12 April 2006.

ATP 620P * (Interest 40.625%)

Origin completed the acquisition of an interest in this authority to prospect (which includes the Lauren CSG field) from Pangaea Oil and Gas Pty Ltd on 12 April 2006

ATP 648P * (Interest 31.25%)

Origin completed the acquisition of an interest in this authority to prospect from Pangaea Oil and Gas Pty Ltd on 12 April 2006.

ATP 631P * (Interest 18.0865%)

Legal title in this tenure has reverted to Tri-Star Petroleum Company under the terms of the original February 2002 sale and purchase agreement.

ATP 647P (Block 2656) (Interest 50% (Operator))

No significant activity during the Quarter.

ATP 663P * (Interest 100% (Operator))

Planning continued for the drilling of a cored slimhole later in 2006.

ATP 692P, PLs 209 and 226 * (Interest 100% (Operator))

Production testing of the Walloon CSG potential in the Talinga extended pilot area continued.

Construction of a new production test pilot at Orana (PLA 215 portion) consisting of two wells progressed during the Quarter with production testing expected to commence in the third Quarter of 2006.

Planning also continued for drilling to start in the third Quarter of 2006 on three additional cored slimholes (subject to rig availability) and seven production test wells to evaluate the extent of the coal characteristics in each of the Talinga (PL 226) and Orana (ATP 692P) areas.

ATP 702P * (Interest 100% (Operator))

Processing of the Condabri seismic acquisition program (35 km), recorded during the previous Quarter, is expected to commence early in the third Quarter of 2006. Reprocessing of approximately 100 km of existing data will also be undertaken.

The drilling of the Goonalah cored slimhole, commenced during the previous Quarter, was completed early in this Quarter. Laboratory testing of core samples continued during the period.

ATP 754P (Interest 50% (Operator))

A cased hole test of Ungabilla 1, which was drilled in June 2005, was conducted over the lower Tinowon interval 2806m to 2811m during April. The well was swabbed down to 2743 meters, but failed to flow and was shut-in. During June fluid was recorded approximately 360 metres from the surface. The well will be swabbed early in the next Quarter to determine the nature of the fluid in the wellbore.

3.2.3 Bowen Basin (* denotes CSG permit(s))

ATP 337P (Interest 50%)

No significant activity during the Quarter.

ATP 337P (Mahalo) * (Interest 30%)

Comet Ridge Ltd has exercised an option to increase its interest to 40% by funding further activities. Two cored slimholes, Mira 1 and Humboldt 1, were drilled to test the CSG potential of the Bandanna Formation in the eastern part of the Mahalo farmout block. Planning continued for the drilling of a production well in the Mahalo area.

ATP 526P * (Interest 23.93%)

No significant activity during the Quarter.

ATP 553P (Interest 50%)

No significant activity during the Quarter.

ATP 584P * (Interest 29.29825%)

No significant activity during the Quarter.

ATP 592P * (Interest 94.505% (Operator))

Processing of a small component of seismic recorded during the previous Quarter as part of the PL 195 and PL 204 acquisition program was completed.

ATP 653P * (Interest 23.85%)

No significant activity during the Quarter.

ATP 745P * (Interest 23.85%)

Laboratory analysis continued on the cored slimhole, Wangalee Creek 1, drilled during the previous Quarter.

3.3 Victoria

3.3.1 Otway Basin

PEP 150 (Interest 50%)

Origin has agreed to sell its equity in this permit (when granted) to Essential Petroleum Resources Ltd and Mawson Petroleum Pty Ltd. Grant of the title remains subject to a native title agreement.

PEP 160 (Interest 40%)

Due to rig availability the proposed drilling of the Glenaire prospect (formerly the Lindsay prospect), a deep gas play, is now scheduled to spud in September, 2006. The Operator (Beach Petroleum) is in the process of applying for a further permit extension to accommodate the additional delay in drilling of this commitment well.

VIC/P43 (Interest 30.75%)

A review of permit prospectivity continued.

VIC/P37(V) (Interest 37.5% (Operator))

Geophysical studies of the Halladale/ Black Watch gas fields continued during the Quarter.

VIC/P41(V) (Interest 100%, (Operator))

Existing seismic data (approximately 200 km) of various vintages, which were recently reprocessed, will be interpreted to assess prospectivity of the permit.

3.4 Tasmania

3.4.1 Otway Basin

T/30P (Interest 30.75%)

Acquisition of the Aragorn 3D seismic survey in T/30P and adjoining T/34P was completed during the Quarter. Due to adverse weather conditions early in the survey, acquisition was restricted to approximately 87% of the planned survey. However all major leads were covered by the completed survey.

The Thylacine South-1 appraisal/exploration well tested the deep exploration Flaxman/ Waarre play early in the Quarter. This exploration target was found to contain sub-commercial quantities of gas. The appraisal component of the well is reported in section 2.5.1.

T/34P (Interest 30.75%)

Acquisition of the Aragorn 3D seismic survey in T/34P and adjoining T/30P was completed during the Quarter (see above for T/30P).

3.4.2 Bass Basin

T/18P (Interest 46.4% (Operator))

Processing of the Shearwater 3D seismic survey acquired over the Trefoil discovery was effectively complete at the end of the Quarter. Processing of the Shearwater 2D seismic data acquired over nearby exploration leads is almost complete.

Reservoir engineering studies are underway to assess the potential development of the Trefoil discovery.

T/RL1 (Interest 42.5% (Operator))

A renewal application is in preparation.

3.5 Western Australia

3.5.1 Perth Basin

EP 320/L11 (Interest 67.0% (Operator))

Planning continued during the Quarter for the Beharra Springs 4 well, which is expected to be drilled during the third Quarter of 2006.

The Russ 2D Seismic Survey (117 km) was acquired and processed during the Quarter. Interpretation of these new data and integration with the existing seismic data will be carried out during the third Quarter of 2006.

EP 413 / L14 (Interest 49.189% (Operator))

Interpretation of the Denison 3D data and merged Verena 2D data continued during the Quarter. A crestal location for a further producing well in the Jingemia oil field (Jingemia 8) has been identified with the well expected to commence in July 2006.

Planning continued for the drilling of the EP413 commitment well. It is planned that a limited amount of reprocessing will be carried out during the third Quarter of 2006. The commitment well is expected to commence during the fourth Quarter of 2006.

L1 and L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%)

No drilling in L1/L2 took place during this Quarter pending completion of a joint regional study.

Interpretation of the Denison 3D seismic data continued during the Quarter to identify updip target locations on the Hovea and Eremia oil fields and exploration targets in the surrounding region. It is expected that drilling will commence in L1/L2 during the second half of 2006, following the L14 Jingemia 8 well.

Experimental 2D acquisition north of Apium/Ejarno failed to demonstrate an ability to obtain a seismic image that would enable confident mapping of the Dongara Sandstone structure in this area. Consequently, only one of the six 2D lines planned for the Apium 2D Seismic Survey was recorded.

EP 368 (Interest 15%)

The seismic data acquired as part of the Springy Creek 2D Seismic Survey were processed during this Quarter. Interpretation of these data will be carried out during the third Quarter of 2006.

WA 226P (Interest 28.75% (Operator))

No significant activity during the Quarter.

3.6 New Zealand

3.6.1 Onshore Taranaki Basin

PEP 38729 (Interest 25%)

The Joint Venture has entered the next permit year which includes the acquisition of a minimum of 18km of 2D seismic reflection data. A transition zone survey is currently being planned.

3.6.2 Offshore Taranaki Basin

PEP 38485 (Interest 33.33%)

Processing of the 530 sq km Kora 3D Seismic Survey is currently being undertaken.

The 635 km Moana 2D Seismic Survey was acquired during the Quarter and is also being processed.

3.6.3 Offshore Northland Basin

PEP 38618 (Interest 50% (Operator))

PEP 38618 (formerly Block D from the 2005 Northland Blocks Offer) was awarded to Origin and OMV New Zealand Limited effective 1 May 2006.

Seismic reprocessing of existing data is currently being undertaken and a contract for the 2006/07 seismic acquisition is being negotiated.

PEP 38619 (Interest 50% (Operator))

PEP 38619 (formerly Block E from the 2005 Northland Blocks Offer) was awarded to Origin and OMV New Zealand Limited effective 1 May 2006.

Seismic reprocessing of existing data is currently being undertaken and a contract for the 2006/07 seismic acquisition is being negotiated.

3.6.4 Offshore Canterbury Basin

PEP 38262 (Interest 100% (Operator))

The 1231 km Carrack 2D Seismic Survey was recorded using the Multiwave Geophysical Corporation/CGG vessel MV Pacific Titan and is currently being processed. Approximately 4100 km of existing 2D seismic reflection data are also being reprocessed.

3.7 Kenya

3.7.1 Offshore Lamu Basin

L8 and L9 Blocks (Interest 50.0% (Operator))

Subject to approvals by the Kenyan Government (which are being sought), Origin has entered an agreement with Pancontinental Oil and Gas NL and Afrex Limited (a 100% owned subsidiary of Pancontinental) whereby Origin will earn a 50% interest in each of the Production Sharing Contracts for L8 and L9 by funding a US$4 million seismic program across the two blocks. After the seismic program has been completed, Origin will be entitled to earn an additional 25% in each block by funding the drilling of an exploration well in the relevant block. In the event that Origin does not exercise this drilling option, the interest in the block will revert to Pancontinental and Afrex.

4. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$'000	This Quarter	Previous Quarter	% Change	4th Quarter 2004/05	YTD 2005/06	YTD 2004/05
Exploration/ Appraisal		18,021	16,295	11	21,023	67,352	60,212
Development/ Plant		102,902	100,204	3	70,270	418,385	291,168
Total		120,923	116,499	4	91,293	485,737	351,380

	NZ$'000	This Quarter	Previous Quarter	% Change	4th Quarter 2004/05	YTD 2005/06	YTD 2004/05
Exploration/ Appraisal		3,874	2,497	55	292	6,539	664
Development/ Plant		8,614	6,653	29	2,870	23,693	10,385
Total		12,488	9,150	36	3,162	30,232	11,049

NB : E & D Expenditure excludes acquisitions and corporate plant & equipment

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/08/2006

TIME: 12:32:41

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Jingemia 8 Oil Appraisal/Development Well Commences

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



ASX Release

14 August 2006

Jingemia 8 Oil Appraisal / Development Well Commences Onshore Perth Basin, Western Australia

Origin Energy Limited advises that operations at the oil appraisal / development well Jingemia 8, operated by Origin Energy and located in the onshore Perth Basin Production Licence L14, commenced at 00:05 hours WST on Sunday 13 August 2006, using the Century 18 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 536 metres. Operation at 0600 hours WST today was running a wiper trip prior to setting 244 millimetre (9-5/8 inch) casing.

Jingemia 8 is located approximately 23 kilometres south of the township of Dongara and 90 metres south of the Jingemia 6 surface location. The primary target is the Late Permian Dongara Sandstone, the main oil-producing reservoir in the Jingemia, Hovea and Eremia oil fields.

Jingemia 8 is designed to intersect the Dongara Sandstone as near as possible to the structural crest of the Jingemia oil field, and updip from existing Jingemia wells. The well is being drilled directionally and is prognosed to intersect the top of the Dongara Sandstone at approximately 2,438 metres measured depth, which is approximately 517 metres north-northeast of the surface location.

Surface co-ordinates for the Jingemia 8 drilling location are as follows:

Latitude:	29° 20' 20.27" S
Longitude:	114° 59' 21.13" E

The well has a planned total depth of approximately 2,560 metres measured depth and is expected to take 20 days to drill and complete.

Participants in L14 and Jingemia 8 are:

Origin Energy Developments Pty Ltd* (Operator)	49.189%
ARC Energy Ltd	44.141%
Victoria Petroleum Offshore Pty Ltd	5.000%
Norwest Energy NL	1.278%
Roc Oil Pty Ltd	0.250%
J.K. Geary	0.142%

* A wholly owned subsidiary of Origin Energy Limited

For further information contact:

Paul Zealand
General Manager - Oil and Gas Production
Phone: 07 3858 0681
Email: paul.zealand@upstream.originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	14 August 2006
From	Bill Hundy	Pages	2
Subject	**JINGEMIA 8 OIL APPRAISAL / DEVELOPMENT WELL COMMENCES ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached an announcement regarding the commencement of the Jingemia 8 Oil Appraisal / Development Well, Onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limite
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydne

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/08/2006

TIME: 15:14:13

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Weekly Drilling Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	24 August 2006
From	Bill Hundy	Pages	2
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX Release

24 August 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Jingemia 8

Well type: Oil Appraisal / Development (onshore)

Location: Perth Basin, Western Australia (L14)

Approximately 90 metres south of the Jingemia 6 surface location.

Latitude: 29° 20' 20.32" S
Longitude: 114° 59' 21.18" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	49.189%
ARC Energy Ltd	44.141%
Victoria Petroleum Offshore Pty Ltd	5.000%
Norwest Energy NL	1.278%
Roc Oil Pty Ltd	0.250%
J.K. Geary	0.142%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Dongara Sandstone
Proposed total depth: 2,560 metres measured depth

Progress and Status: The well commenced on 13 August 2006 using the Century 18 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 536 metres measured depth. 245 millimetre (9-5/8 inch) surface casing was set at 532 metres.

At 06:00 hours WST today, the activity was drilling ahead in 216 millimetre (8 ½ inch) hole at 2,264 metres.

Progress for the week was 1,728 metres.

Non Operated Wells

There are no significant non operated wells to be reported.

For further information contact:

Paul Zealand
General Manager — Oil and Gas Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	25 August 2006
From	Bill Hundy	Pages	3
Subject	CONTACT ENERGY - QUARTERLY OPERATIONAL REPORT		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


contact

25 August 2006

QUARTERLY OPERATIONAL REPORT FOR THE QUARTER ENDED 30 JUNE 2006

Thermal Generation

Quarter ended 30 June 2006	1,747 GWh
Quarter ended 30 June 2005	1,679 GWh
Twelve months ended 30 June 2006	6,649 GWh
Twelve months ended 30 June 2005	4,701 GWh

Geothermal Generation

Quarter ended 30 June 2006	465 GWh
Quarter ended 30 June 2005	441 GWh
Twelve months ended 30 June 2006	1,820 GWh
Twelve months ended 30 June 2005	1,765 GWh

Hydro Generation

Quarter ended 30 June 2006	839 GWh
Quarter ended 30 June 2005	796 GWh
Twelve months ended 30 June 2006	3,065 GWh
Twelve months ended 30 June 2005	3,980 GWh

Total Generation

Quarter ended 30 June 2006	3,051 GWh
Quarter ended 30 June 2005	2,916 GWh
Twelve months ended 30 June 2006	11,534 GWh
Twelve months ended 30 June 2005	10,446 GWh

Retail Sales

Quarter ended 30 June 2006	1,872 GWh
Quarter ended 30 June 2005	1,791 GWh
Twelve months ended 30 June 2006	7,361 GWh
Twelve months ended 30 June 2005	7,213 GWh

Average Wholesale Electricity Price[1]

Quarter ended 30 June 2006	$ 91.47 MWh
Quarter ended 30 June 2005	$ 69.47 MWh
Twelve months ended 30 June 2006	$ 92.84 MWh
Twelve months ended 30 June 2005	$ 48.58 MWh

Average Energy Purchase Price

Quarter ended 30 June 2006	$ 98.05 MWh
Quarter ended 30 June 2005	$ 74.27 MWh
Twelve months ended 30 June 2006	$ 100.81 MWh
Twelve months ended 30 June 2005	$ 50.53 MWh


contact

Electricity Customer Numbers

Quarter ended 30 June 2006	515,000
Quarter ended 30 June 2005	513,000
Twelve months ended 30 June 2006	515,000
Twelve months ended 30 June 2005	513,000

Gas Used in Internal Generation

Quarter ended 30 June 2006	13.7 PJ
Quarter ended 30 June 2005	13.4 PJ
Twelve months ended 30 June 2006	54.0 PJ
Twelve months ended 30 June 2005	38.9 PJ

Retail Gas Sales

Quarter ended 30 June 2006	1.6 PJ
Quarter ended 30 June 2005	2.5 PJ
Twelve months ended 30 June 2006	7.0 PJ
Twelve months ended 30 June 2005	9.5 PJ

Wholesale Gas Sales

Quarter ended 30 June 2006	3.1 PJ
Quarter ended 30 June 2005	1.4 PJ
Twelve months ended 30 June 2006	13.8 PJ
Twelve months ended 30 June 2005	8.4 PJ

Gas Customer Numbers

Quarter ended 30 June 2006	79,000
Quarter ended 30 June 2005	85,000
Twelve months ended 30 June 2006	79,000
Twelve months ended 30 June 2005	85,000

1 This price excludes contracts for differences

For further information

Jonathan Hill
Corporate Communications Manager
(04) 462 1285
(021) 440 090
Email: jonathan.hill@contact-energy.co.nz


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limite
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydne

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/08/2006

TIME: 15:21:39

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Weekly Drilling Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 August 2006
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX Release

31 August 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Jingemia 8

Well type: Oil Appraisal / Development (onshore)

Location: Perth Basin, Western Australia (L14)

Approximately 90 metres south of the Jingemia 6 surface location.

Latitude: 29° 20' 20.32" S
Longitude: 114° 59' 21.18" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	49.189%
ARC Energy Ltd	44.141%
Victoria Petroleum Offshore Pty Ltd	5.000%
Norwest Energy NL	1.278%
Roc Oil Pty Ltd	0.250%
J.K. Geary	0.142%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Dongara Sandstone
Proposed total depth: 2,560 metres measured depth

Progress and Status: The well commenced on 13 August 2006 using the Century 18 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 536 metres measured depth. 245 millimetre (9-5/8 inch) surface casing was set at 532 metres. 216 millimetre (8-1/2 inch) hole was drilled to a total depth at 2,565 metres measured depth in the upper Carynginia Formation. Subject to confirmation by wireline logging, the top of the objective Dongara Sandstone reservoir is interpreted to have been intersected at 2,478 metres measured depth, approximately 34 metres above the field's original oil water contact.

At 06:00 hours WST today, the activity was pulling out of hole after a wiper trip to condition the hole prior to running wireline logs.

Progress for the week was 301 metres.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Non Operated Wells

There are no significant non-operated wells to be reported.

For further information contact:

Paul Zealand
General Manager – Oil and Gas Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 September 2006
From	Bill Hundy	Pages	3
Subject	**APPENDIX 3Y NOTICES**		

Please find attached an Appendix 3Y - Change of Director's Interest Notice for:

- B G Beeren

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Beeren
Date of last notice	21 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Starlay Pty Ltd • Enersist Pty Ltd • The Beeren Foundation Account • Origin Energy Non-Executive Directors' Share Plan • Contact Energy Non-Executive Directors' Share Scheme
Date of change	28 August 2006
No. of securities held prior to change	480,091 Ordinary Fully Paid Origin Energy Shares held directly 74,329 Ordinary Fully Paid Origin Energy Shares held indirectly 800,000 Origin Energy Limited Options held directly 1,032 Ordinary Fully Paid Contact Energy Shares held indirectly
Class	Ordinary

+ See chapter 19 for defined terms.

Number acquired	2,205
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.84 per share
No. of securities held after change	480,091 Ordinary Fully Paid Origin Energy Shares held directly 74,329 Ordinary Fully Paid Origin Energy Shares held indirectly 800,000 Origin Energy Limited Options held directly 3,237 Ordinary Fully Paid Contact Energy Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of Contact Energy securities pursuant to the Contact Energy Non-Executive Directors' Share Scheme

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 August 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	140,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**30,000 @ $3.036826** **110,000 @ $2.576826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**30,000 - 30 August 2006** **110,000 - 31 August 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**794,547,258**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,171,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 31 August 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2006

TIME: 14:40:11

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Jingemia 8 Oil Appraisal/Development Well Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 September 2006
From	Bill Hundy	Pages	3
Subject	**JINGEMIA 8 OIL APPRAISAL / DEVELOPMENT WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached, an announcement regarding an update on the Jingemia 8 Oil Appraisal / Development Well, Onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

5 September 2006

Jingemia 8 Oil Appraisal / Development Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Jingemia 8 oil appraisal/development well operated by its subsidiary Origin Energy Developments Pty Ltd.

Jingemia 8

Well type: Oil Appraisal / Development (onshore)

Location: Perth Basin, Western Australia (L14)

Approximately 90 metres south of the Jingemia 6 surface location.

Latitude: 29° 20' 20.32" S
Longitude: 114° 59' 21.18" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	49.189%
ARC Energy Ltd	44.141%
Victoria Petroleum Offshore Pty Ltd	5.000%
Norwest Energy NL	1.278%
Roc Oil Pty Ltd	0.250%
J.K. Geary	0.142%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Dongara Sandstone
Proposed total depth: 2,560 metres measured depth

Progress and Status:

The well commenced drilling on 13 August 2006 using the Century Rig 18 drilling. 311 millimetre (12-1/4 inch) hole was drilled to 536 metres measured depth. 245 millimetre (9-5/8 inch) surface casing was set at 532 metres. 216 millimetre (8-1/2 inch) hole was drilled to a total depth at 2,565 metres measured depth in the upper Caryngìnia Formation, which was reached on 29 August 2006.

The top of the objective Dongara Sandstone was intersected at 2,482 metres measured depth (2,384 metres true vertical depth), approximately 30 metres above the original oil-water contact of the Jingemia field. Hydrocarbon indications recorded during drilling and wireline logs indicate that the entire Dongara Sandstone reservoir section is oil-saturated in this well. Reservoir pressure data indicates that this reservoir is not in pressure communication with the remainder of the Jingemia field.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

At 10:00 hours WST today, the activity was preparing to run casing. The well will be completed for connection to the Jingemia oil facility.

For further information contact:

Paul Zealand
General Manager – Oil and Gas Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au


Origin
energy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 September 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	475,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**395,000 @ $3.036826** **80,000 @ $3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**6 September 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**795,022,258**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,696,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted..
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 6 September 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.





To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 September 2006
From	Bill Hundy	Pages	3
Subject	**APPENDIX 3Y NOTICE**		

Please find attached an Appendix 3Y - Change of Director's Interest Notice for:

- B G Beeren

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Beeren
Date of last notice	4 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Starlay Pty Ltd • Enersist Pty Ltd • The Beeren Foundation Account • Origin Energy Non-Executive Directors' Share Plan • Contact Energy Non-Executive Directors' Share Scheme
Date of change	6 September 2006
No. of securities held prior to change	480,091 Ordinary Fully Paid Origin Energy Shares held directly 74,329 Ordinary Fully Paid Origin Energy Shares held indirectly 800,000 Origin Energy Limited Options held directly 3,237 Ordinary Fully Paid Contact Energy Shares held indirectly
Class	Ordinary

+ See chapter 19 for defined terms.

Number acquired	250,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.036826 per share
No. of securities held after change	730,091 Ordinary Fully Paid Origin Energy Shares held directly 74,329 Ordinary Fully Paid Origin Energy Shares held indirectly 550,000 Origin Energy Limited Options held directly 3,237 Ordinary Fully Paid Contact Energy Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued following the exercise of options under the Origin Energy Senior Executive Option Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 September 2006
From	Bill Hundy	Pages	3
Subject	**Origin awards Kupe contract to Technip**		

Please find attached an announcement regarding the Kupe Gas project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX/Media Release

8 September 2006

Origin awards Kupe contract to Technip

Origin Energy Resources (Kupe) Limited ("Origin"), as operator of the Kupe Gas Project in New Zealand, has awarded the US$200 million contract for the overall development of the project to global construction specialists, Technip.

This follows the company's elevation to 'preferred contractor' status in May 2006.

The contract, to be executed in an alliance arrangement with executives from Origin Energy Limited and Technip leading a team resourced from both companies, comprises the design, engineering, procurement, installation, construction, pre-commissioning and commissioning of:

- An unmanned wellhead platform with capacity for up to 6 wells plus future satellites
- A 12" multiphase pipeline to shore and umbilical from the platform to shore
- A horizontal, directionally drilled shore crossing
- Onshore processing facilities to meet planned production of 70TJ/day
- An export pipeline for sales quality natural gas
- Loading bays for LPG and condensate

Origin Energy Limited's Executive General Manager for Major Development Projects, Andrew Stock said "We believe the alliance structure, incorporating shared objectives and risk/reward arrangements, will lead to more effective project execution in today's challenging oil and gas construction market."

Installation of the offshore platform is expected to commence in the March quarter of 2007 and construction of the production station in the September quarter of 2007, with the final development on-line no later than the first half of the 2009 calendar year.

The NZ$980 million Kupe Gas Project was granted final approval to proceed by the joint venture parties in June 2006.

ENDS

Participants are:

Origin Energy Resources (Kupe) Limited*	50% (Operator)
Genesis Energy	31%
New Zealand Oil & Gas Limited	15%
Mitsui E&P New Zealand Limited	4%

*a wholly owned subsidiary of Origin Energy Limited

Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street, Petone, New Zealand • Telephone 0800 493 397 • Facsimile +644 568 7140 www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • Level 21, 360 Elizabeth Street, Melbourne, VIC 3000 • GPO Box 186, Melbourne, VIC 3000 • Telephone +613 9652 5555 • Facsimile +613 9639 5902 www.originenergy.com.au



For further information please contact:

Media:
Tony Wood
General Manager, Public & Government Affairs
Origin Energy
Tel: +61 3 9652 5506
Mobile: +61 419 642 098
Email: tony.wood@originenergy.com.au

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

About Origin Energy: With a history dating back 140 years, Origin Energy is a major Australian integrated energy company focused on gas and oil exploration and production, energy retailing, power generation and utility network management. Origin seeks to find, develop and produce gas and oil reserves strategically located close to energy markets and existing infrastructure. Its exploration portfolio in New Zealand includes acreage in the Taranaki, Northland and Canterbury Basins. Origin's interest and operatorship of the Kupe Field is an example of the company's efforts to secure and develop new producing assets in the region.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 September 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,320,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price will be the volume weighted average price of Origin shares traded on ASX on the five days leading up to and including 8 September 2006. The options will expire 5 years after issuance on 11 September 2011.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Pursuant to the rules of the Origin Energy Senior Executive Option Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**11 September 2006**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
795,022,258	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,016,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Options do not participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 8 September 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



RECEIVED

2006 SEP 22 P 12:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	11 September 2006
From	Bill Hundy	Pages	1
Subject	**DIVIDEND REINVESTMENT PLAN (DRP)**		

On 30 August 2006 Origin Energy announced a final dividend of nine cents per share (fully franked) would be paid on 29 September 2006 to shareholders on record at 8 September 2006. It also announced that the DRP would be in operation for this dividend and DRP shares would be issued at the volume weighted average market price (VWAP) in the five days up to and including record date with no discount to apply.

This notification is to advise that the DRP VWAP is **$6.500997** per share.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	11 September 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**7 September 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**795,047,258**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**16,991,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 September 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



To	Company Announcements Office		1300 300 201
Company	Australian Stock Exchange Limited	Date	13 September 2006
From	Bill Hundy	Pages	3
Subject	**MEDIA RELEASE**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

For your information, please find attached a media release entitled "Spring Gully power station proceeds to tender".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



Media Release

13 September 2006

Spring Gully power station proceeds to tender

Origin Energy Power Limited ('Origin') has announced that it has issued tender documents for the proposed development of the first 500 MW of a nominal 1,000 MW coal seam gas fired power station to be co-located at its Spring Gully Coal Seam Gas Plant, 80 km north of Roma.

In making the announcement along with Origin's annual results, Managing Director Grant King said "The board's decision to proceed to tender comes after the culmination of more than two years of project development and consultation."

"We would particularly like to thank the landowners, local shire council and government authorities who have assisted us over the past two years to develop the power station concept. We look forward to continuing to work with those stakeholders as the project progresses," Mr King said.

A short list of tenderers has been prepared and discussions are already underway.

A Board decision on whether to proceed to construction or otherwise is expected at the end of the March quarter of 2007.

Should the power station proceed to its nominal 1,000 MW capacity it would represent Origin's single largest investment in Queensland and would bring Origin's total investment in Queensland to over $1,800 million since the company listed in 2000.

"We believe the project has the potential to result in significant benefit for the local region, Queensland and the national electricity market," Mr King said.

Once development approval is obtained and Origin decides to proceed, construction would take a further two and a half years - in time to meet the currently forecast demand for extra electricity generation capacity.

For further information, please contact:

For Media
Tony Wood
General Manager Public and Government Affairs
Ph: 03 9652 5506 or Mobile: 0419 642 098

or

Wayne Gregory
National Manager Public Affairs
Ph: 03 9652 5886 or Mobile: 0419 587 375

For Investors
Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558 or Mobile: 0417 864 255



About Origin Energy - *With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 2.1 million Australian homes and businesses and employs over 3,200 people.*

Origin in Queensland at a glance:

- *Has invested over $800 million in oil and gas production, exploration and power generation since 2000*
- *Employs 620 Queenslanders in its oil and gas and LPG businesses*
- *National head office for the exploration, oil and gas production and LPG business*
- *Owns and operates the Spring Gully Gas Plant in Central Queensland where by September 2007 it will have invested over $314 m*
- *Is the leading producer of coal seam gas in Queensland supplying over 30% of Queensland's natural gas needs and has an active exploration program drilling to secure additional reserves*
- *Owns and operates the Roma and Mt Stuart Power Stations*
- *Manages over 2,600 km of gas distribution pipelines*
- *Retails natural gas to over 89,000 customers*
- *Supplies 113,000 customers with LPG across Queensland*
- *Seeking approval for a 1,000MW power station at Spring Gully, near Roma.*



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	14 September 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	600,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.036826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**14 September 2006**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
795,647,258	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**16,391,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 September 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.